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03050480

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Investor AB

*CURRENT ADDRESS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34698 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/8/03


investo

ANNUAL REPORT 2002

Investor in brief

For almost a century Investor's tradition has been to generate returns by owning and developing small and large companies. Investor is the largest listed industrial holding company in the Nordic region. The company's operations are characterized by long-term, committed and responsible ownership and a unique international network of industrial and financial competence.



President's comments
"Against the background of a turbulent 2002, we believe it is important to restate Investor's ownership philosophy, which has been shaped by committed and responsible ownership that puts each company and its specific needs at the center."

"Investor will continue to strengthen its positions in core holdings that we believe have a strong future. We also intend to participate in the development of new companies for the future."

Read more on page 4

Business model
Committed ownership and active participation in the development of holdings are central to Investor's value creation process. Using well-developed analytical models and well-defined investment processes, a focused investment organization makes decisions about new commitments and exits in companies and industries.

Read more on page 6

Holdings
Investor's portfolio comprises 11 core holdings, approximately 150 new investments and a number of other holdings, including Investor's investment in the 3G mobile operator Hi3G.

Investor has a diversified portfolio of holdings in the following sectors: Healthcare, Technology, Engineering and Financial Services.

Read more on page 16

Core Holdings

ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB, WM-data

Contents

Investor shares
Most of the world's stock exchanges and Investor's share price developed weakly in 2002. The average annual total return on Investor shares has been 15 percent over the past 20-year period.

Read more on page 32


Palo Alto
York


Amsterda



Organization
Investor's business operations are conducted by five strategically located offices around the world, enabling investments in attractive markets.

Read more on page 13

Highlights of 2002

- In 2002, Investor's net asset value declined to SEK 62,869 m., or SEK 82 per share.

Read more on page [illegible]

- Investor increased its ownership in the Core Holdings – in ABB, Electrolux, Ericsson, SEB and WM-data. A small part of the holding in AstraZeneca was sold during the year.

- In the New Investments business area, SEK 4,364 m. (6,893) was invested in new and existing portfolio companies and shares were sold for SEK 1,926 m. (3,820).

Read more on page [illegible]

- In 2002, the medical device company Kyphon was listed on the Nasdaq exchange and the EQT holding Ballingslöv was listed on the Stockholm Stock Exchange.

Read more on page [illegible]

- Investor's holding in Syngenta was sold in its entirety during 2002, as well as part of the holding in Volvo.

Read more on page 39

- In February, Claes Dahlbäck was elected new chairman of Investor.

Read more on page [illegible]

- The board proposes a dividend of SEK 3.40 per share (5.50), of which an ordinary dividend of SEK 2.25 (3.00) and an extra dividend of SEK 1.15 (2.50).

Read more on page [illegible]

- The total return on Investor shares was –52 percent in 2002. The annual average total return has been 15 percent during the past 20-year period.

Read more on page 32

A history of developing companies, 1916–2002

1916	Investor is founded by Stockholms Enskilda Bank (**SEB**). Holdings in Atlas Diesel (**Atlas Copco**) and **Scania**, among other companies
1924	The pharmaceutical company Astra is bought for SEK 1 (**AstraZeneca**)
1925	Investor becomes a large owner of Asea (**ABB**)
1937	Svenska Aeroplan AB is formed (**SAAB**)
1940	The New York office is established
1948	Holding in Astra is increased
1950	Investor becomes a major owner of **Ericsson**
1956	Investor becomes a large owner of **Electrolux**
1971	Stockholms Enskilda Bank and Skandinaviska Banken merge

1916

Holdings on 12/31 1917 **SEK 55 m.**

Holdings on 12/31 1930 **SEK 48 m.**

Holdings on 12/31 1950 **SEK 207 m.**

Holdings on 12/31 1970 **SEK 769 m.**

Key figures – ten-year perspective

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Net asset value, SEK m.	37,493	43,493	51,225	78,880	88,409	93,502	153,259	144,433	118,284	62,869
Net asset value/share, SEK	52	55	64	99	111	117	191	188	154	82
Change in net asset value, %	24	6	18	54	12	6	64	−3	−18	−47
Dividend/share, SEK	1.31	2.00	2.25	2.50	2.50	2.75	3.40	5.50	5.50	3.40[1]
Yield, %	3.3	4.3	4.1	3.3	2.6	3.0	2.8	3.9	4.8	6.5
Total return, %	38	18	23	60	32	−1	35	20	−15	−52
Share price, SEK	40	46	55	75	97	92	120	141	115	52

1) Proposed dividend.

Net asset value

SEK bn.
160 140 120 100 80 60 40 20 0
93 94 95 96 97 98 99 00 01 02

Change in net asset value

%
75 50 25 0 −25 −50
93 94 95 96 97 98 99 00 01 02

Total return

%
60 40 20 0 −20 −40 −60
93 94 95 96 97 98 99 00 01 02

Dividend and yield

SEK/share %
7 6 5 4 3 2 1 0
93 94 95 96 97 98 99 00 01 02
Dividend, SEK/share
Yield, %

1984
Investor takes an active part in forming OM

1991
Saab-Scania is purchased and delisted from the stock exchange

1994
The venture capital companies EQT and Novare Kapital are formed and investments are made in WM-data and Gambro

1999
The merger between Astra and Zeneca is completed

2000
Investor Growth Capital is formed and Hi3G is awarded a UMTS license

2001
Holdings are increased in Ericsson and SEB, while holdings in SAS, SKF and Stora Enso are divested

2002
Holdings are increased in ABB, Electrolux, Ericsson, SEB and WM-data

2002

Holdings on 12/31 1990
SEK 11,280 m.

Holdings on 12/31 2002
SEK 62,869 m.

President's comments

An active year in a historically weak market

The year 2002 will go down in Swedish history as one of the worst ever for the Stockholm Stock Exchange (-37 percent) and the third consecutive year of market decline. Only 1931, during the Great Depression, was a poorer market year. In 2002, the global economy also weakened and confidence in financial markets dropped. At the time these comments were written, strong stimulus packages in the area of monetary policy, as well as fiscal policy measures the world over, have not yet had the intended positive impact on economic activity. Economic uncertainty was heightened by continuing international geopolitical tensions and rising oil prices.



Against the background of a turbulent 2002, we believe it is important to restate Investor's ownership philosophy, which has been shaped by committed and responsible ownership that puts each company and its specific needs at the center. Important tasks for Investor, as an owner, include contributing to the composition of boards and management teams, formulating strategic and operational objectives, participating in major structural transactions, and other business issues such as capital structure and dividend policy. Efforts to increase corporate transparency, enhance professional competence and increase the diversity of boards, continue to be priority issues for Investor as an owner. During the year we had reasons to be self-critical when reviewing our ownership role in certain situations and companies. However, we remain convinced that committed and long-term work on the boards of our holdings, supported by the experience and competence present in Investor's network, provide sound support for our large and small holdings to develop profitably.

Against the background of a turbulent 2002, we believe it is important to restate Investor's ownership philosophy, which has been shaped by committed and responsible ownership that puts each company and its specific needs at the center.

We can look back on a year of high business activity. During 2002, we increased our ownership in five of our core holdings: ABB, Ericsson, Electrolux, SEB and WM-data. Investor Growth Capital closed on ten new investments, made a number of follow-on investments and divestments, and also listed Kyphon on the Nasdaq exchange. Investor Capital Partners made two new investments and sold the holding in imGO. EQT acquired five companies and listed Ballingslöv on the Stockholm Stock Exchange. Capital and business activities in Hi3G continued at an increasing pace. The entire holding in Syngenta was sold, as well as a large part of the holding in Volvo, which increased our focus on strategic holdings. We also maintained sufficient financial flexibility during the year. Personnel cutbacks were necessary and we reduced costs approximately 16 percent. For Investor, 2002 was a weak year on the whole. The fact that the fourth quarter developed strongly provided some consolation, however.

AstraZeneca has entered an interesting phase with the launch of a number of new drugs and several that are showing promising results in the development stage. At the same time as the formulation patent for Prilosec was defended in a U.S. court, one of the generic drugmakers (KUDCo) was considered not to have infringed the patent and started sales of a Prilosec generic last December. This development was balanced, however, by strong performance for Nexium, Prilosec's successor, and for a number of other pharmaceuticals. In November, the stake in AstraZeneca, which was 5.4 percent at the beginning of the year, was reduced to 5.0 percent in order to strengthen Investor's financial flexibility. Our long-term view of AstraZeneca remains very positive.

Development of holdings, 1999–2002


%
100
80
60
40
20
0
1999
2000
2001
2002
The percentage of unlisted holdings, primarily in the form of New Investments, has increased steadily since 1999.
Other Holdings
New Investments
Core Holdings

During the year Ericsson's management put major efforts into its ongoing cost-savings program and carrying out its new rights issue. The company's successful completion of the SEK 30 billion issue, in the tough financial climate that prevailed in 2002, was a sign of strength. Investor participated actively in this work and is confident about Ericsson in view of the company's stronger finances, lower costs and continuing strong position in the mobile systems market. One significant factor for Ericsson's performance in 2003 will be the availability of financing for telecom operators and, consequently, their scope of investment. The SonyEricsson joint venture has started to gain momentum and we are confident about the company's future, not least because of Sony's leading position in consumer electronics. In 2002, Investor increased its holding in Ericsson to 5.3 percent of the capital and 38.3 percent of the votes.

In 2002, ABB concentrated on its power and automation businesses and will continue this focus in 2003. ABB also put a major effort into resolving the asbestos claims in the U.S. and seems to be approaching a solution after the agreement that was reached in January 2003. With more sharply focused operations, lower costs and a strengthened financial position, ABB has the prerequisites to develop positively, even if its road to recovery may seem long. Against this background, Investor participated in ABB's convertible bond issue and increased its stake in ABB during the autumn to 10 percent of the capital and votes.

In summary, it can be noted that Investor's core holdings as a whole, in a difficult market, have dealt with costs and profitability, and have also managed other company-specific business issues well. Among the positive news concerning our core holdings is SEB's recently upgraded credit rating.

In the venture capital market, the availability of capital declined further and valuations continued to fall. Exit opportunities, such as IPOs and industrial sales, are still limited. The New Investments business continued to be characterized by a selective attitude towards new investments, as well as by hard work to develop existing holdings. More than ten new investments were made, as well as a number of follow-on investments in companies with continuing strong profit potential. During the year two companies were also listed and several were divested. A number of companies performed well and are approaching the stage when an IPO might be considered. Additional investments will be made, but it is also important to exit from companies whose profitability potential is judged



In conclusion, it can be stated that Investor will continue to strengthen its positions in core holdings that we believe have a strong future.

to be inadequate. Investor continued to apply conservative valuation principles, which resulted in additional write-downs.

Hi3G, which markets its services under the "3" brand, continued to develop its service offerings and build out its operations and UMTS network at the fastest possible pace. This was accomplished within the investment framework announced earlier. The year 2003 will be exciting for Hi3G as services are gradually rolled out. The company's organization, with a staff of about 590 people, is firmly committed to capturing its share of the Swedish and Danish 3G market in the long term. Orange, a competitor to Hi3G, announced in the fourth quarter that it intends to withdraw from the Swedish market. Orange's withdrawal impacts the joint venture company for network infrastructure, 3GIS (of which Vodafone is also a partner), and it will change the competitive climate in the Swedish 3G market. In the beginning of 2003, an agreement was reached to establish a credit facility for Investor's share of Hi3G's financing.

In conclusion, it can be stated that Investor will continue to strengthen its positions in core holdings that we believe have a strong future. We also intend to participate in the development of new companies for the future. We will surely exit from some of these investments over time, after we have secured a satisfactory return, while we will remain involved with others for longer periods. Going forward, we must also focus on developing the organization and expand and strengthen Investor's network. Our staff and network are mainstays of the process to sustain and strengthen Investor's investment activities and commitment as an owner. It seems reasonable to anticipate continued political and economic uncertainty during 2003. It is important to maintain sufficient resources for a future that is difficult to assess, even with our fundamentally positive longer-term view.

Marcus Wallenberg
President and Chief Executive Officer

Business model

Committed ownership and active participation in the development of holdings are central to Investor's value creation process. Using well-developed analytical models and well-defined investment processes, a focused investment organization makes decisions about new commitments and exits in companies and industries.

Investor invests in companies with attractive potential that are of different sizes and in different development stages in Asia, Europe and North America. Investor's decisions to invest in companies are based on well-developed analytical models and investment processes with clear investment criteria. A network built up over generations of business activities also gives Investor industrial and financial competence and puts the company in a unique position to actively help develop portfolio companies for the future.

Investor's business model is distinguished by an ownership philosophy that puts portfolio companies and their long-term development at the center. Investor focuses on holdings in a few select industries that are judged to have high profit and growth potential: Healthcare, Technology, Engineering and Financial Services. Investor commits itself to companies primarily through board work that aims to support the companies, and propose and implement value-creating measures. To be a committed and responsible owner, it is important for Investor to have sufficient influence in each company.


Invest and divest
Investment strategy
Committed ownership
Own and develop

Investor's business model can be described in two perspectives – committed ownership and investment strategy.

VISION

To deliver superior returns to shareholders by establishing Investor AB as a globally recognized entrepreneurial and active owner of companies with high growth and profit potential.

GOAL

To grow net asset value in excess of market cost of capital over a business cycle.

BUSINESS MODEL

Investor's business model is to invest, own and develop companies with high profit and growth potential. Through committed, responsible and long-term ownership, which puts each company and its specific requirements at the center, the prerequisites are created for strong value growth in established holdings and the private equity business. Investment activities, as well as the ownership and development of companies, are supported by Investor's international organization and network of financial and industrial professionals in combination with advanced analytic and evaluation processes.

GUIDING PRINCIPLES

By sharing a common vision and common values, everyone in Investor can contribute to achievement of the company's goals. This platform of values is based on the following principles:

- supportive committed ownership,
- entrepreneurial thinking and actions,
- putting the companies' best at the center,
- long-term perspective,
- high integrity, and
- bridging traditions with renewal.

Committed ownership

Committed ownership is a core concept in Investor's activities to create value in holdings, whether the companies are large or small. The platform for Investor's ownership is representation on the boards of companies, participation in board work and the exchange of information and experience across Investor's network. Investor's activities as a long-term owner aim to support portfolio companies and contribute to healthy long-term growth. However, Investor's work with companies depends upon their stage of development and individual needs.

Board work in Investor's holdings includes the following important tasks:

- appointing CEOs and ensuring that companies are well organized,
- helping to define and track the business orientation of companies, and their general strategic and operational objectives,
- deciding on their capital structure, dividend policy, investments and structural deals, and
- carefully monitoring the company's financial performance and reporting.


Organization and capital structure
Board and management
Network
Strategy and financial performance

Committed ownership is a core concept in Investor's activities to create value in holdings, whether the companies are large or small.

GUIDELINES FOR CORPORATE GOVERNANCE

A fundamental principle for Investor's ownership work and view of corporate governance is that a company's needs and specific situation are to be at the center. This must also be reflected in the composition of the board in terms of the experience and expertise of the members. A diversified board is important for enabling dynamic and constructive board work. One or more principal owners should lead the process to identify suitable board candidates and develop proposals for the annual meeting of shareholders.

Tasks for the principal owners of a company include evaluating the current board, identifying its potential for improvement and proposing a new board to the annual general meeting, all in dialog with the company's other major shareholders. Views and suggestions from minor shareholders are also considered.

The CEO should normally serve on the board, which enables good, close contacts between the board and the executive management team. Board work is also enhanced by having the CEO and others report regularly to the board, and by visiting operations. Board work puts heavy demands on representatives, who must be committed and devote an appropriate amount of time for the task. The chairman has the important role to ensure that board work functions well. Different committees can be appointed, such as compensation and audit committees, to facilitate and increase the efficiency of the board.

"Based on my experience as a chairman of multinational corporations, I value stable owners who have staying power and dare take initiatives and make long-term investments that create value."
Claes Dahlbäck, Chairman of Investor

CORE HOLDINGS

Investor has defined objectives for its representatives serving on the boards of core holdings. Investor's ownership approach demands that board representatives take initiatives and drive issues on each board, which helps holdings develop successfully, while working for the benefit of all shareholders.

In the core holdings, Investor's role as a committed owner is usually channeled through one to three board members who are closely associated with Investor, often as members of Investor's board or management group. In several cases Investor's representatives hold the position of chairman or vice chairman. Board representatives assume an active role in the work of the board but can also function as advisers and discussion partners for management between board meetings. Investor's representatives usually have industrial or financial experience from top management positions in international corporations.

Investor has a team of analysts that continuously monitor and analyze core holdings, their competitors and markets. These analysts are in regular contact with different players in and around the companies to gain a complete understanding of their strategies and industry position in order to identify and assess potential improvements and alternatives. One to two analysts continuously monitor each core holding, working with Investor's management and board represen-

Core Holdings

HOW BUSINESS TEAMS WORK

At business team meetings, each core holding is reviewed, covering current issues such as structural measures, performance, growth opportunities, actions to increase profitability and the most suitable capital structure.

Meetings are regularly held between the respective board representatives on Investor's side and the analysts at Investor who monitor the company. Current issues are taken up at these meetings, as well as specific projects. At these meetings, analysts have the opportunity to present basic materials and give their views of the company to board representatives. The business teams can also meet on a daily basis in connection with important events.

In addition, meetings are held with others in the financial community to also benefit from their view of the companies and the industry environment.

Analysts in each business team regularly visit the facilities of core holdings. Extensive tours are also made to industry competitors and other relevant players.

Each quarter the teams perform an internal analysis and ranking, which includes an effort to identify potential points of improvement and define future prospects – work which forms the basis of Investor's view of core holding companies. These meetings, which last about half a day, are attended by Investor's CEO and several members of Investor's Management Group, in addition to the analysts. The business teams' final analysis and conclusions are in turn discussed at Investor board meetings.


Investor's management and board
Recommendations about holdings
BUSINESS TEAM
Analysts
Board representatives
Value-creating analysis
Board of portfolio company

Investor's business teams are the hub of the company's committed work with core holdings.

tatives (see "How business teams work" above). An internal ranking process and identification of potential improvements and assessment of future prospects constitute the basis of Investor's work with core holding companies. The business teams aim to provide Investor's board representatives with relevant and important inputs, including proposals for value-creating actions. In-depth reviews of core holdings are the cornerstones of the business teams' comprehensive work. In addition, information and experience are extensively exchanged between business teams.

Investor's Analysis Department is organized into teams of three to four analysts covering each industry sector: Healthcare, Technology, Engineering and Financial Services.

NEW INVESTMENTS

As in core holding companies, Investor assumes an active role in companies in its New Investments portfolio to provide support, expertise and valuable contacts. In general, Investor is represented by the person responsible for the investment, a Managing Director or Vice President. In many cases, Investor can also contribute other experienced representatives from its extensive network, either personnel from the internal organization or representatives from the core holdings. For example, former core holding managers serve on the board of a number of companies in the New Investments portfolio. Investor can thereby contribute its extensive experience and industry-specific know-how to portfolio companies within New Investments.

The New Investments companies often face other types of issues than those facing core holdings. As young companies, those issues may be more fundamental, such as basic strategy, the design of business models and defining the right organizational structure. Investor can contribute internal specialists for certain specific needs and projects, professionals who can provide support within corporate finance, human resources, communications and finance, at different stages in a portfolio company's development.

Investment strategy

Investor basically invests in companies with high growth and profit potential, primarily in Healthcare, Technology, Engineering and Financial Services. Decisions about new investments, or continuing involvement in existing portfolio companies, are always based on the view that Investor can contribute to the successful development of the company through committed and competent ownership. Overall, Investor's strategy aims to create a diversified portfolio, in terms of sector representation and size of holdings, to enable value creation that is balanced and positive in the long term.

Investor's professionals utilize several valuation models in their work with the core holdings. Although a number of supplementary models are used, the valuation process uses primarily discounted cash-flow models (DCF models). The ongoing valuation of the core holdings, as well as potential core holdings and new investments, is an important part of the effort to identify and understand the consequences of value-creating measures, or to ascertain when a company is attractively priced. Core holdings and new investments are continuously analyzed.

CORE HOLDINGS

Investor's core holdings are evaluated in accordance with a number of fundamental and financial criteria. Long term, against the background of this analysis, basic business criteria and financial targets are developed to provide the background for decisions whether to retain, exit, or increase ownership in a company.

□ **Global presence**
To achieve attractive continuing growth, a company usually must be active in more than one market with strong, common brands and coordinated technological development.

□ **Profitable growth**
A company's ability to expand its operations while sustaining sound profitability is a prerequisite for creating long-term shareholder value. To achieve healthy growth, companies must adapt to changing trends and leverage these business opportunities. Increased mobility and industrial automation are examples, as is the needs of an aging population for care and different savings plans.

□ **Market-leading position**
In an increasingly competitive climate, companies capable of maintaining profitability are often the ones that are leaders in their industries, especially when rapid technological advances require greater and greater investment in research and development.

□ **Ability to reinvent**
Only companies with the ability to constantly renew their business model will be able to achieve sustainable growth and value creation in the long term.

Investor believes in long-term ownership and actively supports its companies through periods of change when growth and profit potential remain attractive.

When Investor concludes that a holding should be divested, it seeks out industrial partners that can contribute to the company's future. Since Investor usually has a large stake, exits are normally executed through a structured transaction. Divestments are always made to maximize return to Investor's shareholders.

NEW INVESTMENTS

Investor has been involved in venture capital investing since the company was founded in 1916. These investments in the private equity market are an important part of the value creation process. Today, the New Investments business is focused primarily on unlisted companies with a high return potential. With a well-diversified portfolio in a normal market environment, it is possible to have continuous divestment flow. The strategy for the New Investments business is to build a portfolio with representation across company development stages, industry sectors and geographic locations in order to achieve a high risk-adjusted return.

In the New Investments business, investment work is conducted by deal teams that perform thorough analyses and reviews of all investment candidates. The extensive network in and around Investor and its core holdings offers unique opportunities for exchanging knowledge and experience when a company is evaluated and analyzed. Expertise from this network can provide technical insight and evaluations of a company's potential and products.

Specialized units with well-defined investment mandates conduct the activities of the New Investments business. The investment criteria are basically the following:

- strong and dedicated management,
- potential for profitable growth,
- well-defined and solid business model,
- well-developed financial plan and structure, and
- reasonable valuation and high return potential.

"Through contacts with Investor's core holdings, we can verify the quality and market potential of the technical solutions and business models of many holdings in a fast and reliable manner."

Börje Ekholm, Head of New Investments

The divestment alternatives for a company are also identified when an investment decision is made. A holding is often divested by selling it to an industrial company, or Investor can exit from a company after an initial public offering. Holdings can also be transferred internally to Investor's Core Holdings, if they fulfill Investor's four general criteria for core holdings.

New investments

HOW INVESTMENT DECISIONS ARE MADE

Each investment decision taken within the New Investments business is preceded by intensive analytic and due diligence work. The amount of time devoted to this analytical process varies from company to company, but averages two months. Professionals with relevant expertise and experience are involved in the analysis and due diligence process. For example, Investor Growth Capital's Healthcare team has a professor of chemistry, physicians, biologists, economists and individuals with broad backgrounds in the pharmaceutical industry.

The investment process within Investor Growth Capital

Each week there is a large deal flow and the business plans of companies are continuously analyzed and screened. Once a week the most attractive companies are selected by the Healthcare or Technology teams for general discussion. If a team decides to take a closer look at a company, a more detailed analysis and evaluation is launched. For example, the company is visited, its management is interviewed and their qualifications reviewed, the product and market potential is estimated, and the company's strategy, position and technology are thoroughly scrutinized. Industry experts are also consulted. Finally, the company's financials are analyzed. Specialists from the academic community may be consulted, as well as employees in Investor's network, for specific product-related or industry questions in the healthcare sector, for example. Analysts working with the core holdings, or investment professionals associated with the U.S., Asian and European operations of Investor Growth Capital, support each other in the due diligence process.

A few weeks after the first contact with the company, the investment team prepares an analysis of the company and its market and then recommends whether or not to proceed. Each group discusses the background information and data on the candidate company. If the company is assessed to be very attractive, the investment team conducts a more detailed, comprehensive analysis. After another review, the company's management is invited to Investor to make a presentation and answer questions. Senior staff, as well as the investment team, attend these meetings.

After the meeting, the final documentation is prepared for a recommendation and decision. If the investment is given the go-ahead, a process is initiated to find the right financing structure and define Investor's ownership role in the company during the time-demanding and resource-intensive process to work further with the holding. Investor's board representative and an analyst work closely with the company to ensure that the company reaches goals and maximizes its potential.

Network

Investor's business environment

Through different units Investor operates as an owner of operating businesses and an investor in financial markets in Europe, North America and Asia. During the past few years financial markets experienced attractive growth and have continued to become increasingly internationalized. Investor's competitors include all organizations that offer some type of savings or investment service, such as banks, mutual funds and other types of investment companies. These players often have the same objective – strong value creation – although their investment philosophies and willingness to take risk can vary considerably. Investors and owners also differ in terms of their capabilities and ambitions to be a long-term committed owner.

Investor operates in a market that is characterized by a large number of players that can also have several different roles in relation to Investor. For example, they can be shareholders in Investor, co-investors or owners in the same company, and lending institutions. It is therefore difficult to talk about any direct competitors. In general, Investor's activities are to be characterized by responsible action towards its community.

Investor's global network

The national and international network of people and companies that Investor has developed through decades of business operations is an important asset for Investor as an owner and investor. For example, Investor's network plays a significant role in finding experienced people for executive positions and boards. Access to general management expertise and specific industrial and technological know-how is also decisive when holdings are evaluated and analyzed.

The network provides both breadth and depth in terms of experience, information and business flow. It consists of employees with different specialties and offices of the Investor organization around the globe, but also of executives in Investor's core holdings and new investments, and many other professionals that Investor has established relations with, such as the academic and research communities.

Units in the New Investments business, located in Europe, North America and Asia, have also contributed to developing and broadening Investor's network. Investor's global network provides the following important advantages:

- the exchange of knowledge and experience,
- the possibility to have "the right person in the right place at the right time",
- greater access to attractive investment opportunities,
- depth in analytic and due diligence work,
- discovery of new trends and technology shifts at an early stage, and
- new and common business projects/joint ventures.

Investor constantly strives to find new ways to network people, companies and organizations to create and develop rewarding projects. One method is to bring together leading executives in Investor's core holdings with top management personnel in new investment companies. Personnel from one company can be of assistance to another in several different ways, through partnerships, board work or consultation.

An example of this networking and exchange of experience is the regular meetings in which Investor's CEO, and often Investor's entire Management Group, meet the CEOs of core holding companies to discuss current business issues. In addition, there are a number of established forums that aim to increase and exchange knowledge within the network.

The venture capital company, b-business partners, formed in 2000, is another concrete example of how Investor's network can collaborate. b-business partners focuses on technology investments in Europe and is a joint investment with a number of other companies inside and outside the Investor sphere.

Hi3G, co-owned with the Hong Kong-based Hutchison Whampoa group, is another result of Investor's extensive network.

"Investor, with its well-known name and global network, has been a valuable asset for the establishment and development of Investor Capital Partners – Asia Fund. Networks, continuity and reputation are very important in the Asian market."

Winnie Fok, CEO, Investor Asia Limited

Staff

Investor's wholly owned investment operations, excluding EQT and The Grand Group, employed 185 people at year-end. Forty employees left the company during 2002. Investor strives to have a diversified work environment with regard to competence, age, nationality, knowledge, experience and gender. Investor aims to recruit people with cutting-edge expertise who come from varying backgrounds. Making successful, sound investments, contributing to the development of holdings and having efficient, professional support functions, places heavy demands on Investor employees. Investor has a high percentage of employees with broad academic backgrounds (more than 50 percent) and extensive professional experience.

Investor staff have different profiles, depending on the unit or department they work in within the company. In analytic operations, for example, the focus is on the employee's financial knowledge, while in the New Investments business, staff have substantial leading-edge competence in a number of fields, such as semiconductors, biotechnology and medical devices. In many cases Investor's employees have extensive knowledge in specific areas and/or two different university degrees. For example, some staff have backgrounds as physicians, researchers, attorneys and professors.

Today, Investor's employees work in offices in Amsterdam, Hong Kong, New York, Palo Alto and Stockholm.

Compensation

Employees constitute the single most important element of Investor's success as a company. Investor therefore strives to offer competitive compensation ensuring that senior executives, as well as other employees, can be recruited and retained in the company, and also remain motivated to maximize their contribution to Investor. Investor's compensation policies and programs are described in detail in the Administration Report on page 43.

Professional development

Investor places major emphasis on giving each employee the opportunity to advance their education and expand their professional knowledge, which are the most important prerequisites for a successful investment business. All employees are therefore recommended to take at least three to five days of courses per year as part of their continuing education.

Career development

As part of Investor's human resources policy, employees and their closest supervisor participate in performance and compensation reviews. These reviews aim to evaluate and plan measures for the professional development of employees, and to set and follow up the goals for the coming year. Performance reviews are often preceded by discussions with the employee's colleagues.

Employee healthcare

Investor offers employees healthcare and fitness programs as part of its efforts to provide an attractive work environment and safeguard employee health. The Stockholm office, for example, has a function for corporate health services. Employees also have regular access to an ergonomics expert and naprapath.



Facts & figures on employees

Based on information on December 31, 2002:

- average age: 40.1 years,
- absenteeism due to illness, as a percentage of work time: 3.64 percent (women 3.62 percent and men 3.67 percent),
- 14 different nationalities were represented among Investor's personnel at year-end.

Age distribution
Number of employees
80
70
60
50
40
30
20
10
0
<29 30–39 40–49 50–59 60<
Age
Gender distribution
Women 51%
Men 49%
Years of employment
Number of employees
80
70
60
50
40
30
20
10
0
<2 2–5 5–15 15< Years
Gender distribution, managers1)
Women 36%
Men 64%

1) Managers reporting directly to Investor's Management Group.

Organization


Investor's network
Board
Investor's network
Management Group
Investor Capital Partners – Asia Fund
Investor Growth Capital
EQT
New Investments
Other Holdings (Hi3G)
Core Holdings
Business teams
Board representatives
Analysts
Group functions
--- not wholly owned

Core Holdings

Read more on the Web: ch.investorab.com »

Work with the core holdings is carried out primarily at Investor's headquarters in Stockholm. Approximately 30 people work directly with the core holding companies, including analysts, members of Investor's Management Group, the Corporate Finance function and parts of other corporate functions. Investor's 11 core holdings – ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB and WM-data – are described in further detail in the "Holdings" section, which begins on page 16.

Core Holdings in brief

Geographic focus:	Multinational
Investment stage:	Growth/Mature
Instruments:	Equity and equity-linked
Investment horizon:	Long-term
Sector focus:	Healthcare, Technology, Engineering and Financial Services
Ownership:	Leading shareholder
Board representation:	Usually at least one board member, often chairman
Exit:	Strategic sale or via stock exchange
Return objective:	> Market cost of capital over a business cycle
On December 31, 2002:	
Analysts:	13
Holdings:	11
Value of holdings:	SEK 63,304 m.

New Investments

Read more on the Web: ni.investorab.com »

Investor has a diversified portfolio comprising approximately 150 companies that are managed by some 60 investment professionals supported by Investor's corporate functions. Within the New Investments business, Investor Growth Capital is focused on the Information Technology (IT) and Healthcare sectors. EQT and Investor Capital Partners – Asia Fund take control positions in medium-size companies that are normally unlisted and have growth potential in a number of different sectors. EQT focuses on investments in Northern Europe while Investor Capital Partners – Asia Fund concentrates on the North Asian market, excluding Japan.

The structure of the investment organization aims to allow each unit to stay focused on, and thereby specialized in, their respective operations. Each unit has a defined business focus, delegated responsibilities and extensive knowledge in the industry or market it covers. Each unit also has a compensation system linked to the fulfillment of established return objectives.


Investor Growth Capital
Early and expansion stage
EQT
Buyouts
Investor Capital Partners – Asia Fund
Buyouts and growth capital

Investor's New Investments business consists of dedicated units, each with their own defined focus in terms of geography, development phases and sectors.

INVESTOR GROWTH CAPITAL

Read more on the Web:
www.investorgrowthcapital.com »

Investor Growth Capital is focused on investments in young growth companies in information technology and healthcare in Europe, North America and Asia. Investor Growth Capital is a wholly owned subsidiary of Investor and has offices in Amsterdam, Hong Kong, New York, Palo Alto and Stockholm. Investor Growth Capital provides venture capital for expansion stage companies and continues to manage the portfolio of early stage start-ups from another Investor subsidiary, Novare Kapital, which began its activities in 1995.

b-business partners, which Investor Growth Capital helped establish in 2000, is a joint investment with a number of international corporations. b-business partners makes investments in promising new technology companies in Europe and manages Investor Growth Capital's new technology investments in Europe.

In the IT sector, Investor Growth Capital is focused on companies in the following areas: Software, Semiconductors, Mobile Services and Communications.

In the healthcare sector, investments are made mainly in Biotechnology, Pharmaceuticals and Medical Devices.

Investor Growth Capital in brief

Investment size:	USD 3–50 m.
Geographic focus:	Asia, Europe and North America
Investment stage:	Usually expansion stage
Investment type:	Growth capital
Instruments:	Equity or equity-linked
Investment horizon:	Generally 3–8 years
Sector focus:	Technology and healthcare
Ownership:	Minority
Board representation:	Usually one board member
Exit:	IPO or strategic sale
Return objective:	> 20 percent annually on realized investments
On December 31, 2002:	
Investment professionals:	37
Holdings:	about 140
Value of holdings:	SEK 7,942 m.

INVESTOR CAPITAL PARTNERS – ASIA FUND

Read more on the Web:
www.investorcapitalpartners.com »

Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly owned subsidiary of Investor. The company has its offices in Hong Kong. The Asia Fund, started in 2000, has committed capital totaling USD 322 m., including Investor's commitment of USD 200 m. The Asia Fund focuses on buyouts and invests in companies with strong management teams, clear and sustainable competitive advantages, defendable business models and substantial development potential. Investment sectors include manufacturing companies focused on outsourcing and export markets, high value-added services and consumer goods/services companies.

Geographically, the Asia Fund invests in North Asia, excluding Japan.

Investor Capital Partners – Asia Fund in brief

Investment size:	USD 20–80 m.
Geographic focus:	North Asia (excluding Japan)
Investment stage:	Late stage
Instruments:	Equity or equity-linked
Investment horizon:	Generally 3–5 years
Investment type:	Buyouts
Ownership:	Controlling shareholder
Board representation:	Usually at least one board member
Exit:	IPO or strategic sale
Return objective:	> 20 percent annually on realized investments
On December 31, 2002:	
Investment professionals:	7
Holdings:	2
Value of holdings:	SEK 453 m.

EQT in brief

Geographic focus:	Northern Europe
Investment stage:	Late stage
Instruments:	Equity or equity-linked
Investment horizon:	Generally 3–8 years
Investment type:	LBOs
Ownership structure:	Controlling or co-control
Board representation:	At least one board member (decisive influence)
Exit:	IPO or strategic sale
Return objective:	> 20 percent annually on realized investments
On December 31, 2002:	
Investment professionals:	14
Holdings:	22
Value of Investor's holdings:	SEK 4,465 m.

EQT

Read more on the Web: www.eqt.se >>

EQT takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring.

EQT was formed in 1994 by Investor and other companies. Investment activities are conducted through a number of funds with Investor and outside capital. Fund management is provided through EQT Partners, of which Investor is majority owner and EQT's partners own the remaining part. EQT operates as an independent organization and each fund is guided by its own investment committee. EQT Partners has offices in Helsinki, Copenhagen, Munich and Stockholm.

EQT's funds have an investor base consisting of leading Scandinavian institutions and international investors, including pension funds, banks, insurance firms, corporations and private individuals. The five EQT funds, Scandinavia I, Scandinavia II, Denmark, Finland and Northern Europe, had a combined capital investment of approximately SEK 21 bn. on December 31, 2002. Total commitments, in terms of available investment capital, amounted to about SEK 30 bn.

Investor is one of the major investors in the funds, with total commitments currently amounting to approximately SEK 8 bn., corresponding to 14 to 32 percent of the capital in the five funds.

"A competent, efficient and flexible support function is a decisive factor for maintaining and developing a successful investment business."

Lars Wedenborn, Head of Operations

Other Holdings and Other Operations

Other Holdings mainly comprise Investor's stake in Hi3G and assets in Volvo, Fiskars, RAM One and funds managed by Lancelot.

Other Operations consist of Investor's active portfolio management activities, which are conducted by the subsidiary Investors Trading AB. The mission of this company is to monitor and analyze the flow of market information, execute the Group's market transactions and generate an attractive return. In 2002, Investor's active portfolio management activities were reduced in scope.

Other Operations also includes the wholly owned subsidiary The Grand Group, which conducts hotel, conference, banquet and restaurant operations in two locations: Grand Hôtel in Stockholm and Berns Hotel in Stockholm.

The consulting company Novare Human Capital, offering services and counseling in the human resources field, is also part of Other Operations, as well as certain real estate assets.

Corporate functions

An efficient and successful investment organization puts heavy demands on well-functioning support units. To provide support to the investment organization, Investor has a number of specialist functions which, by offering a high degree of quality service, create added value both strategically and operationally. The functions are Operations (Corporate Communications, Finance, Risk Management, Treasury, Real Estate, Information Technology, Business Information Services, Security) and Human Resources.

Holdings

Investor's portfolio comprises 11 core holdings, approximately 150 new investments and a number of other holdings.

Investor has a large number of holdings of varying size, in different sectors and in different geographic markets. Each company, each sector and each geographic market has its own distinctive characteristics. Investor's holdings therefore comprise a well-diversified portfolio of companies. Today, Investor's portfolio comprises 11 core holdings, approximately 150 new investments and a number of other holdings, such as the mobile operator Hi3G.

Within the Core Holdings, Investor increased its stake in ABB, Electrolux, Ericsson, SEB and WM-data during 2002. A small percentage of the holding in AstraZeneca was also sold. In the New Investments business, approximately 10 new companies were invested in and a number of follow-on investments and exits were made. The holding in Syngenta was sold in its entirety, as well as most of the remaining shares in Volvo. See page 37 of the Administration Report for further information about acquisitions and divestments in 2002.

On the following pages Investor's portfolio is described by sector (Healthcare, Technology, Engineering and Financial Services). All information is based on market values, unless specified otherwise.

Overview of holdings


OM
Electrolux
SAS
Saab AB
SKF
WM-data
Gambro
SEB
Volvo
New Investments
Atlas Copco
Other Holdings
Stora Enso
ABB
Scania
AstraZeneca
Ericsson
1999
WM-data
OM
Electrolux
Saab AB
Other Holdings
Gambro
Scania
ABB
Atlas Copco
Ericsson
SEB
New Investments
AstraZeneca
2002

SAS, SKF and Stora Enso have been divested since 1999. The percentage of New Investments has increased considerably during the same period, as well as SEB and AstraZeneca, among other companies. Ericsson's share of Investor's total assets has decreased, as well as the percentage of Other Holdings.

Holdings by sector


%
100
80
60
40
20
0
1999
2000
2001
2002
Other
Forest Industry
Financial Services
Engineering
Technology
Healthcare

The Healthcare and Financial Services sectors have increased since 1999, while holdings in the Forest Industry have been completely divested.

Listed/Unlisted


Unlisted 5%
1999
Listed 95%
Unlisted 18%
2002
Listed 82%

Investor's share of unlisted holdings has increased considerably since 1999.

Total assets per sector and business segment on December 31, 2002

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	29,849	8,449	14,283	10,723	–	63,304
New investments, listed	730	386	57	–	–	1,173
New investments, unlisted	1,622	5,749	1,002	59	3,255	11,687
Other	–	1,421	583	–	935	2,939
Total	32,201	16,005	15,925	10,782	4,190	79,103

Overview of New Investments


New investments by sector
Healthcare 18%
Other 34%
Technology 48%
New investments by unit
Investor Capital Partners – Asia Fund 3%
EQT 35%
Investor Growth Capital 62%
Number of new investments by size
Number
70
60
50
40
30
20
10
0
<10
11-50
51-100
101-500
500<
Market value, SEK m.

EQT's funds on December 31, 2002

SEK m.	Total capital commitment	Investor's original share of capital commitment	Investor's share of remaining capital commitment	Market value of Investor's remaining holdings[3]	Major holdings
Scandinavia I	3,260	470	59	216	Duni (40%), FlexLink, Stenqvist, TAC (62%)
Scandinavia II[1]	6,193	928	144	762	Dahl, Thule, HemoCue, Findus, Salcomp, TAC (38%)
Denmark	1,255	221	78	112	Contex, Nordic Info Group, Nederman
Finland	1,265	321	229	72	ADR Haanpää, Bewator
Northern Europe	18,339	5,823	2,128	3,303	Dometic, Duni (60%), Plantasjen, Leybold Optics, Haarmann & Reimer Dragoco, Finn-Power, VTI Hamlin
Total[2]	30,312	7,763	2,638	4,465	

1) The commitment includes SEK 457 m. in funds added in 2001.
2) The following rates were used to translate to SEK: DKK = 1.2344 (EQT Denmark), EUR = 9.1695 (EQT Finland & EQT Northern Europe).
3) Excluding divested holdings.

Investor Capital Partners – Asia Fund on December 31, 2002

SEK m.	Total capital commitment	Investor's original share of capital commitment	Investor's share of remaining capital commitment	Market value of Investor's remaining holdings[1]	Major holdings
Asia Fund	2,835	1,761	881	453	Cosmetic Group and a leading Chinese contract manufacturer of vacuum cleaners

1) Excluding divested holdings (imGO).

Healthcare

The Healthcare sector is characterized by strong underlying growth and profitability. A number of current trends, such as demographic shifts, lifestyle changes and technological developments, are expected to lead to strong future demand for pharmaceuticals, medical devices and other products. The challenge for healthcare companies is to maintain a high pace of innovation to develop new products and services. Since satisfactory treatments and cures are still lacking for many diseases and ailments, there are many opportunities for these needs to be satisfied by novel drugs and other medical treatments.

Core Holdings


AstraZeneca

Chairman: Percy Barnevik
President and CEO: Tom McKillop

On December 31, 2002
Sales: USD 17.8 bn.
Income after net financial items: USD 4.4 bn.
Market capitalization: SEK 526.0 bn.

Total return, Index = 100 = 1992


900
600
300
0
92 93 94 95 96 97 98 99 00 01 02
AstraZeneca
Six Return Index, SIXRX (Stockholm Stock Exchange)

Source: SIX AB

Investor's holding in AstraZeneca
Share capital: 5%
Voting rights: 5%
Market value of holding: SEK 26,520 m.
Serving on the board are the following people associated with Investor:
Håkan Mogren (Executive Deputy Chairman)
Marcus Wallenberg

Healthcare, share of total assets 41%
AstraZeneca, share of total assets 33%

AstraZeneca is one of the world's leading pharmaceutical companies focused on research in medicines and pharmaceuticals that is conducted through a global network of research units, mainly in Sweden, the United States and the United Kingdom. Priority research areas are gastrointestinal, cardiovascular, respiratory and central nervous system diseases, as well as pain control and infection.

In 2002, AstraZeneca's new statin for reducing cholesterol, Crestor, received the first market approval from the Dutch medicine evaluation board. Other member states of the EU are expected to approve the drug under a mutual recognition procedure. Iressa, the first in a new class of anti-cancer drugs, also received approval in Japan. A U.S. court ruled that the formulation patent protecting Prilosec in the United States is legally valid, and that three of four generic drug manufacturers have infringed AstraZeneca's patent. One of the generic companies (KUDCo) was considered not to have infringed the patent and started sales of its generic at the end of 2002. AstraZeneca has appealed the court's decision relating to KUDCo.

www.astrazeneca.com



Chairman: Claes Dahlbäck
President and CEO: Sören Mellstig

On December 31, 2002
Sales: SEK 27.6 bn.
Income after net financial items: SEK 1.1 bn.
Market capitalization: SEK 16.7 bn.

Total return, Index = 100 = 1992


900
600
300
0
92 93 94 95 96 97 98 99 00 01 02
— Gambro — Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in Gambro
Share capital: 20%
Voting rights: 26%
Market value of holding: SEK 3,329 m.
Serving on the board are the following people associated with Investor:
Claes Dahlbäck (Chairman)
Håkan Mogren (Vice Chairman)
Björn Svedberg

Healthcare, share of total assets 41%
Gambro, share of total assets 4%

Gambro is a global medical technology and healthcare company with leading positions in renal care and blood component technology. Gambro has about 21,000 employees in some 40 countries and revenues of approximately SEK 28 bn. Research and development activities are conducted in Sweden, Germany, Italy, Japan, France and the United States.

In 2002, Gambro Renal Products made investments to increase production capacity for synthetic membrane dialyzers. A number of new products were launched on the market, including the Phoenix/Innova hemodialysis machine and the Serena home treatment machine for peritoneal dialysis. Gambro Healthcare has focused on improving its efficiency and profitability. In the U.S., Gambro BCT achieved important research results for its vitamin-based Pathogen Reduction Technology (PRT).

www.gambro.com

Healthcare – New investments

Investor Growth Capital has approximately 50 holdings in the Healthcare sector. The main areas of focus are Biotechnology, Pharmaceuticals and Medical Devices.


Healthcare, share of total assets 41%
New investments in healthcare sector, share of total assets 3%

Affibody Technology, Sweden
Is a proteomics and biotherapy company leading the development of combinatorial protein engineering to enable high throughput protein characterization in drug discovery and the development of novel biotherapeutics and diagnostic products.
Unlisted.
Investment year: 2000
www.affibody.se

Axcan Pharma, Canada
A specialty pharmaceutical company manufacturing and marketing drugs in the area of gastroenterology.
Listed.
Investment year: 2000
Ownership on December 31: 9 percent
www.axcan.com

Gyros, Sweden
Has developed miniaturized laboratories in CD format, termed a "lab on a chip". Gyro's patented technology represents a breakthrough within the biotechnology sphere.
Unlisted.
Investment year: 2000
www.gyrosmicro.com

Intuitive Surgical, United States
Has developed a computer-enhanced, minimally invasive surgery system that combines natural hand movements with techniques used in traditional surgery.
Listed.
Investment year: 1999
Ownership on December 31: 7 percent
www.intuitivesurgical.com

ISTA Pharmaceuticals, United States
Novel compounds for treatment of serious eye diseases and other maladies.
Listed.
Investment year: 2002
Ownership on December 31: 23 percent
www.istavision.com

Kyphon, United States
Develops and markets minimally invasive balloon technologies for the treatment of compression fractures in the spine.
Listed.
Investment year: 1999
Ownership on December 31: 12 percent
www.kyphon.com

Melacure Therapeutics, Sweden
Discovers and develops novel drugs acting on melanocortin receptors, targeting large unmet medical needs, such as obesity/diabetes, inflammation and sexual dysfunction.
Unlisted.
Investment year: 2000
www.melacure.com

Molecular Staging, United States
A life sciences tool company developing technologies for the detection and measurement of proteins and nucleic acids across a broad range of applications in proteomics, genomics and diagnostics.
Unlisted.
Investment year: 2000
www.molecularstaging.com

Personal Chemistry, Sweden
Has developed an automated system for chemical synthesis using a microwave heating technology that speeds up the rate and efficiency of chemical reactions.
Unlisted.
Investment year: 2000
www.personalchemistry.com

Songbird Hearing, United States
Has developed a disposable hearing aid offering the mild-to-moderate hearing-impaired a solution that is convenient and inexpensive.
Unlisted.
Investment year: 2000
www.songbirdhearing.com

The above holdings represent the ten largest investments on December 31, 2002.

The ownership stake is only reported for listed holdings.

New investments in 2002
Cameron Health: Implantable device that automatically "shocks" a mis-beating heart back to a normal rhythm.

CHF Solutions: Developed a medical device to remove excess fluids in the body that result from congestive heart failure.

Celectricon: Cell-based assays and single-cell electromanipulation which will allow for dramatic productivity increases in the drug discovery process.

Epigenesis: Products in clinical testing for the treatment of asthma and other respiratory ailments.

ISTA Pharmaceuticals: See above.

Åmic: Develops and manufactures microstructures in plastic materials for the biotech and telecom industries.

Investor has also holdings in the following companies, among others: Aerocrine, Alpha Helix, Carmel Pharma, Caviditech, Endovasix, Entific, Metcon, Neuronova and Ponsus Pharma.

Technology

A number of strong long-term trends, such as increased mobility and person-to-person communications, will drive demand for new products and services. The challenge technology companies face is to transform technical progress into commercially viable services and products. The way customers experience the benefits of technology will be decisive for success. In some sectors, such as telecom, the financial situation of customers has led to weaker demand and clouded the outlook for the industry.

Core Holdings


ERICSSON

Chairman: Michael Treschow
President and CEO: Kurt Hellström

On December 31, 2002
Sales: SEK 145.8 bn.
Income after net financial items: SEK –22.8 bn.
Market capitalization: SEK 99.1 bn.

Total return, Index = 100 = 1992

4,500
3,000
1,500
0
92 93 94 95 96 97 98 99 00 01 02
— Ericsson — Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in Ericsson
Share capital: 5%
Voting rights: 38%
Market value of holding: SEK 5,840 m.
Serving on the board are the following people associated with Investor:
Michael Treschow (Chairman)
Marcus Wallenberg (Vice Chairman)
Peter D. Sutherland


Technology, share of total assets 20%
Ericsson, share of total assets 7%

Ericsson is a world-leading supplier of telecommunications equipment focusing primarily on mobile telephony. In this field, the company is the market leader in terms of sales and technology. Ericsson operates in 140 countries. The year 2002 was challenging for the telecommunications industry as a whole. Telecom operators are being burdened by substantial expansion-related debt at the same time as the macro economy and stock exchanges weakened. Telecom operators had to revise their investment plans as a result. During the year Ericsson launched a substantial efficiency program aiming to reduce costs in the range of SEK 30 bn. per year. The company continued to develop new mobile phone technologies such as GPRS, EDGE, WCDMA and CDMA 2000. In the first half of the year Investor increased its holding in Ericsson by acquiring 28,000,000 B-shares. In connection with Ericsson's new rights issue to raise approximately SEK 30 bn., Investor committed itself to subscribe for SEK 5 bn. of the issue. Since the issue was oversubscribed, Investor was allocated its pro-rata share (410,678,896 B-shares). On April 8, 2003, Carl-Henric Svanberg takes over as the new President and CEO of Ericsson.

www.ericsson.com


SAAB

Chairman: Anders Scharp
President and CEO: Bengt Halse

On December 31, 2002
Sales: SEK 16.6 bn.
Income after net financial items: SEK 993 m.
Market capitalization: SEK 9.6 bn.

Total return, Index = 100 = 1998

300
200
100
0
92 93 94 95 96 97 98 99 00 01 02
— Saab — Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in Saab AB

Share capital: 20%
Voting rights: 36%
Market value of holding: SEK 2,075 m.
Serving on the board are the following people associated with Investor:
- Anders Scharp (Chairman)
- Marcus Wallenberg (Vice Chairman)
- Björn Svedberg
- Erik Belfrage

Technology, share of total assets 20%



Saab AB, share of total assets 3%

Saab is one of the world's leading high-technology companies with activities focused mainly on defense, aviation and space. Operations cover clearly defined areas within defense electronics, missile systems and space electronics, as well as military and civilian aviation. Saab also focuses on high-technology services and maintenance solutions. Operations are conducted in the following business areas: Systems & Electronics, Aerospace, Bofors Dynamics, Technical Support & Services, and Ericsson Space and Aviation Services.

The year 2002 was characterized by a strong trend of defense-related business and the further streamlining of operations after the acquisition of Celsius in 2000. Saab is continuing to develop its core business. In 2002, the company acquired a signature management business in the United States and Enea Data's minority stake in Combitech Systems. During the year the company received a number of major orders for anti-tank systems, missiles, and command and control systems. The latest version of the Gripen fighter, the export model, was delivered to the Swedish Air Force. On July 14, 2003, Åke Svensson will take over as President and CEO of Saab AB.

www.saab.se


WM-data

Chairman: Thord Wilkne
President and CEO: Crister Stjernfelt

On December 31, 2002
Sales: SEK 7.1 bn.
Income after net financial items: SEK –960 m.
Market capitalization: SEK 2.6 bn.

Total return, Index = 100 = 1992

12,000
8,000
4,000
0
92 93 94 95 96 97 98 99 00 01 02
— WM-data — Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in WM-data

Share capital: 18%
Voting rights: 31%
Market value of holding: SEK 534 m.
Serving on the board are the following people associated with Investor:
- Börje Ekholm (Vice Chairman)
- Lars Wedenborn

Technology, share of total assets 20%



WM-data, share of total assets 1%

WM-data is one of the leading providers of IT-related services in the Nordic region with about 7,000 employees. The company's business concept is "to create tangible benefits to the customer through a wide range of value-adding IT-related services". WM-data offers solutions spanning the entire IT area.

Demand was very weak for IT services in 2002. Annual sales declined, despite WM-data gaining market share in Sweden with its strong brand.

WM-data reported a pretax loss of SEK 960 m. after a SEK 529 m. write-down of goodwill, a provision of SEK 420 m. to cover the maximum loss on a major contract in Norway, and a total of SEK 240 m. in expenses for an action program that was launched during the third quarter to ensure that WM-data is restored to satisfactory profitability in the long term.

During the year Investor increased its holding in WM-data to 18 percent of the capital and 31 percent of the votes.

www.wmdata.com

Technology – New investments

Investor Growth Capital has about 70 holdings in the technology sector. Investments are focused primarily on the Software, Semiconductors and Mobile Communications areas.


Technology, share of total assets 20%
New investments in technology sector, share of total assets 8%

ASM Pacific Technology, Hong Kong

Produces a broad line of back-end semiconductor manufacturing products, including die bonders, wire bonders, mold/encapsulation tools and trim and form equipment.
Listed.
Investment year: 1995
Ownership on December 31: 4 percent
www.asmpacific.com

b-business partners, Europe

A pan-European venture capital company investing in innovative business-to-business technologies. As of December 31, 2002, b-business partners has invested approximately EUR 91 m. in a portfolio of about ten companies.
Unlisted.
Investment year: 2000
www.b-bp.com

Bredbandsbolaget ("B2"), Sweden

A market leader in broadband communications in Sweden. Offers fiber-to-the-building and LAN-Ethernet broadband services to households and small companies. Broadband expands communication capacity far in excess of existing narrowband Internet and modem connections.
Unlisted.
Investment year: 1999
www.bredband.com

Digia, Finland

Designs and develops Symbian™ OS-based software for mobile phones and other wireless communication devices worldwide.
Unlisted.
Investment year: 2000
www.digia.com

Invesmart, United States

A full-service retirement financial services firm for defined contribution plans. The company combines leading-edge technology with financial expertise allowing employees to oversee and manage their retirement assets.
Unlisted.
Investment year: 2000
www.invesmart.com

Mahi Networks, United States

Designs, develops and markets high-capacity intelligent optical network switching systems for metro core networks.
Unlisted.
Investment year: 2002
www.mahinetworks.com

Optillion, Sweden

A world-leading developer and manufacturer of fiber-optic Ethernet transceivers for high-speed data and Internet communications.
Unlisted.
Investment year: 2000
www.optillion.com

Tessera, United States

The leading IP licenser of Chip Scale Packaging technology to the semiconductor industry, the de facto standard for a number of memory architectures.
Unlisted.
Investment year: 1996
www.tessera.com

Watchmark, United States

A leader in service-assurance software for wireless telecom service providers and other integrated network operators.
Unlisted.
Investment year: 2001
www.watchmark.com

White Rock Networks, United States

Provides telecom and datacom carriers with a family of next-generation optical transport systems.
Unlisted.
Investment year:: 2001
www.whiterock.com

The above holdings represent the ten largest investments on December 31, 2002.

The ownership stake is only reported for listed holdings.

New investments in 2002

Atrica: Optical Ethernet systems for metropolitan networks.

Exigen: Business process automation software for global enterprises.

Mahi Networks: See above.

Wavics: Fabless semiconductor company providing advanced power amplifier modules for the mobile wireless handset market.

Investor has also holdings in the following companies, among others: CarParts, Gator, GenOA, Kunskapsskolan, Lycos Europe, Mainstream Data, Ntru, Optillion, Paratek, Radians Innova, SandBurst, SMT Tricept, SQM, Sörman, TeleGea, Umetrics and Unicru (formerly Guru).

Technology – Other holdings



Chairman: Björn Svedberg
President and CEO: Chris Bannister

Investor's holding in Hi3G
Share capital: 40%
Voting rights: 40%
Market value of holding: SEK 1,421 m.
Serving on the board are the following people associated with Investor:
- Björn Svedberg (Chairman)
- Marcus Wallenberg
- Adine Grate Axén


Technology, share of total assets 20%
Hi3G, share of total assets 2%

Hi3G is a third-generation wireless operator providing mobile multimedia services in Sweden and Denmark under the "3" brand. Hi3G is owned by Hutchinson Whampoa (60%) and Investor AB (40%).

Hi3G's ambition is to become the leader in the Scandinavian 3G market.

Hi3G offers new mobile services for the next generation of mobile communications. Hi3G will start to sell mobile handsets during 2003. These mobiles will be packed with multimedia services designed for the user's eye and finger rather than just ear and mouth. Hi3G is developing its mobile services in collaboration with other Hutchison Whampoa companies in Australia, Austria, Hong Kong, Israel, Italy and the United Kingdom. Hi3G also has a number of contracts with content providers and a broad range of services will be offered during 2003.

www.tre.se

Engineering

In the engineering industry most companies operate in relatively mature markets and their operations therefore need to be continuously streamlined and made more cost-efficient. In a year like 2002, when demand in many markets was relatively weak, efficiency-enhancement measures are even more important. However, the engineering industry also has strong possibilities for profitable growth, for example, through geographic expansion, or with the help of new innovative products that capture additional market shares.

Another possibility is to expand in service and spare parts sales, which tends to stabilize demand over time.

Core Holdings



Chairman: Jürgen Dormann
President and CEO: Jürgen Dormann

On December 31, 2002
Sales: USD 18,295 m.
Income after net financial items: USD 207 m.
Market capitalization: SEK 29.9 bn.

Total return, Index = 100 = 1992

900
600
300
0
92 93 94 95 96 97 98 99 00 01 02
— ABB — Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in ABB
Share capital: 10%
Voting rights: 10%
Market value of holding: SEK 3,235 m.
Serving on the board are the following people associated with Investor:
Jacob Wallenberg


Engineering, share of total assets 20%
ABB, share of total assets 4%

ABB is a global leader in power and automation technologies that enable utility and industrial customers to improve performance while lowering environmental impact. ABB operates in more than 100 countries and has approximately 139,000 employees.

The year 2002 was eventful in many ways for ABB. The company managed to avert a liquidity crisis by issuing convertible debentures in the beginning of the year and a bond loan. During the fall ABB completed the sale of its Structured Finance business, which was another important part of the company's efforts to rebuild financial stability. ABB has presented a possible solution to deal with the major asbestos-related liability cases against the subsidiary Combustion Engineering. After a difficult period of insufficient profitability and a weak balance sheet, Investor believes that ABB will become a stronger company in the future. ABB is a global company with market-leading positions and strong profit potential. During the year Investor increased its ownership in ABB from 4.8 percent to 10 percent, with the goal to have a high return in the long term. In 2002, Jürgen Dormann took over as ABB's President and CEO.

www.abb.com



Chairman: Anders Scharp
President and CEO: Gunnar Brock

On December 31, 2002
Sales: SEK 47.6 bn.
Income after net financial items[1]**:** SEK 4.5 bn.
Market capitalization: SEK 34.6 bn.

[1] Excluding a goodwill impairment charge in the amount of SEK 6,950 m.


Total return, Index = 100 = 1992
900
600
300
0
92 93 94 95 96 97 98 99 00 01 02
Atlas Copco
Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in Atlas Copco
Share capital: 15%
Voting rights: 21%
Market value of holding: SEK 5,347 m.
Serving on the board are the following people associated with Investor:
- Anders Scharp (Chairman)
- Jacob Wallenberg (Vice Chairman)
- Sune Carlsson
- Ulla Litzén
- Michael Treschow

Engineering, share of total assets 20%
Atlas Copco, share of total assets 7%

Atlas Copco is a global industrial group headquartered in Stockholm. The Group employs approximately 26,000 people and operates through a number of divisions within four business areas: Compressor Technique, Construction and Mining Technique, Industrial Technique, and Rental Service.

During the past year Atlas Copco has carried out a number of measures to further increase the Group's efficiency. Certain parts of production of professional electrical tools in Europe have been moved from Germany to the Czech Republic. Production of front underground loaders and trucks for mining applications (Wagner Division) will be transferred from the United States to Sweden.

The Rental Service business area implemented a comprehensive program to streamline its operations during the year and the rental fleet is now being utilized more effectively, among other improvements. However, since profitability was still unsatisfactory in this business in 2002, Atlas Copco took a goodwill impairment charge of SEK 6,950 m.

Compressor Technique, Atlas Copco's largest business area, continued to capitalize on its strong position and delivered a return of more than 60 percent on capital employed.

On July 1, 2002, Gunnar Brock became President and CEO of the Atlas Copco Group.

www.atlascopco-group.com

Electrolux

Chairman: Rune Andersson
President and CEO: Hans Stråberg

On December 31, 2002
Sales: SEK 133.2 bn.
Income after net financial items: SEK 7.5 bn.
Market capitalization: SEK 46.5 bn.

Total return, Index = 100 = 1992


900
600
300
0
92 93 94 95 96 97 98 99 00 01 02
Electrolux
Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in Electrolux
Share capital: 6%
Voting rights: 24%
Market value of holding: SEK 2,681 m.
Serving on the board are the following people associated with Investor:
Jacob Wallenberg (Vice Chairman)
Michael Treschow


Engineering, share of total assets 20%
Electrolux, share of total assets 3%

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning, forestry work and gardening. More than 55 million Electrolux Group products are sold each year to consumers and professional users in over 150 countries.

In 2002, Electrolux's profitability improved considerably, due mainly to a sharp increase in the operating income of the Consumer Durables business in North America and Europe. Structurally, Electrolux strengthened its position in Professional Outdoor Products by acquiring Diamant Boart International S.A., a world-leading manufacturer and distributor of diamond tools. In addition, parts of the Components production line in the Professional Indoor Products business area were sold as an element of Electrolux's efforts to streamline the Group's operations. Hans Stråberg took over as new President and CEO, effective Electrolux's annual meeting in 2002.

www.electrolux.com


SCANIA

Chairman: Bernd Pischetsrieder
President and CEO: Leif Östling

On December 31, 2002
Sales: SEK 46.1 bn.
Income after net financial items: SEK 3.7 bn.
Market capitalization: SEK 33.5 bn.

Total return, Index = 100 = 1996


300
200
100
0
92 93 94 95 96 97 98 99 00 01 02
Scania
Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB

Investor's holding in Scania
Share capital: 9%
Voting rights: 15%
Market value of holding: SEK 3,020 m.
Serving on the board are the following people associated with Investor:
Marcus Wallenberg

Engineering, share of total assets 20%
Scania, share of total assets 4%

Scania is a leading manufacturer of heavy trucks and buses, as well as industrial and marine engines. The company also markets and sells a broad range of service-related products and financing services. Scania operates mainly in Europe and Latin America. In 2002, Scania's profitability increased substantially, due mainly to a competitive product range in Europe, higher prices in Latin America, cost savings and positive currency exchange rate effects.

In the beginning of 2002, Scania sold most of its car business to Volkswagen AG (Germany). The divestment was in line with Scania's strategy to focus operations on commercial vehicles. During the year Scania entered into a strategic cooperation agreement with Hino, a Japanese truck manufacturer. The objective of this collaboration is to establish a long-term business alliance to expand Scania's market coverage.

www.scania.com

Financial Services

In the industrialized countries, the financial sector is considered to be a mature market in many respects, especially traditional bank-lending operations. However, greater personal responsibility for pension savings is expected to lead to long-term higher demand for financial services. Technical developments in banking services and transaction technology are also opening up new and more convenient ways to carry out services, and are also leading to a strong trend of enhanced productivity.

Core Holdings

SEB

Chairman: Jacob Wallenberg
President and CEO: Lars Thunell

On December 31, 2002
Sales: SEK 27.4 bn.
Operating income: SEK 7.4 bn.
Market capitalization: SEK 50.8 bn.

Total return, Index = 100 = 1992

3,000
2,000
1,000
0
92 93 94 95 96 97 98 99 00 01 02
— SEB — Six Return Index, SIXRX (Stockholm Stock Exchange)
Source: SIX AB



Investor's holding in SEB
Share capital: 20%
Voting rights: 21%
Market value of holding: SEK 10,126 m.
Serving on the board are the following people associated with Investor:
Jacob Wallenberg (Chairman)
Marcus Wallenberg (Vice Chairman)


Financial Services, share of total assets 14%
SEB, share of total assets 13%

SEB is a Northern European financial group providing banking services primarily to corporations, institutions and private individuals. SEB has 675 branch offices in Sweden, Germany and the Baltic states. The bank has four million customers, of whom 1.2 million are using its Internet banking services. The SEB Group has assets totaling SEK 1,241 bn., of which SEK 742 bn. are assets under management. SEB has about 20,000 employees.

In 2002, SEB focused on its "3C" change program, which aims to increase the bank's Customer Satisfaction, Cross-servicing and Cost Efficiency, and create a cost-conscious corporate culture. When the 3C initiative was announced in the third quarter of 2001, SEB also presented an efficiency program to reduce costs by SEK 2,500 m. annually starting the first quarter of 2003. Due to the savings program, SEB was able to sustain profits on the same level as 2001, despite weaker market conditions. In October 2002, SEB acquired Europay Norge AS, which owns the rights to the Eurocard brand in Norway.

www.seb.se



Chairman: Olof Stenhammar
President and CEO: Per E. Larsson

On December 31, 2002
Sales: SEK 2.6 bn.
Income after net financial items: SEK –56 m.
Market capitalization: SEK 3.5 bn.

Total return, Index = 100 = 1992


6,000
4,000
2,000
0
92 93 94 95 96 97 98 99 00 01 02
OM
Six Return Index, SIXRX (Stockholm Stock Exchange)

Source: SIX AB

Investor's holding in OM
Share capital: 17%
Voting rights: 17%
Market value of holding: SEK 597 m.
Serving on the board are the following people associated with Investor:
Adine Grate Axén


Financial Services, share of total assets 14%
OM, share of total assets 1%

OM is a world-leading provider of transaction technology. OM offers system solutions for banks, brokerage firms, clearing houses, other financial institutions, and for companies trading in the global energy market. OM also operates exchanges and clearing and settlement activities, including Stockholmsbörsen (Stockholm Stock Exchange).

In 2002, financial markets and technology solutions business were both characterized by weak demand, which affected OM's performance.

During the year OM decided to implement another expense reduction program and closed Jiway, an electronic order and quote-driven market. These measures are expected to have a considerable impact on OM's financial performance next year.

During the year OM and the London Stock Exchange formed EDX London, a new international marketplace that will initially develop clearing services for the growing British OTC market in equity derivatives trading.

www.om.com

Change in net asset value

Investor's basic objective is to achieve attractive long-term growth in net asset value. Net asset value is defined as the market value of all of Investor's assets less net liabilities, the measurement that best reflects the results of an industrial holding company like Investor. Investor's annual growth in net asset value has averaged 7 percent over the past ten years. During 2002 the net asset value declined 47 percent (–18).

Read more on the Web: nav.investorab.com

On December 31, 2002, Investor's net asset value amounted to SEK 62,869 m., compared with SEK 118,284 m. at year-end 2001. Net asset value per share was SEK 82 on December 31, 2002, as against SEK 154 per share a year earlier.

During the year the change in net asset value was –47 percent, or SEK –55,415 m. The market's valuation of Investor's holdings is affected to a large extent by general developments on the world's stock exchanges, which were weak in 2002. The Stockholm Stock Exchange (Stockholmsbörsen) declined 37 percent in 2002 and Nasdaq, where a few of Investor's new investments are listed, was down 32 percent at year-end. Industries such as information technology and telecommunications had clearly negative trends on stock exchanges, while sectors such as pharmaceuticals and engineering performed relatively better. This was also reflected in the performance of Investor's holdings.

Investor's net asset value declined the most during the third quarter (–34 percent). In the final quarter of the year, the market improved and Investor's net asset value increased 10 percent, or SEK 5,955 m.

Of the year's change in net asset value, Core Holdings accounted for SEK –47,379 m. (–19,907), New Investments for SEK –2,304 m. (–2,733), Other Holdings for SEK –238 m. (810) and Other Operations for SEK 371 m. (1,153). In addition, net asset value was impacted by groupwide items totaling SEK –5,865 m. (–5,472), of which the dividend payment represented SEK –4,219 m. (–4,218).

Value trend over the past ten-year period (December 31)


200
150
100
50
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Net asset value, SEK bn.
Net asset value, SEK/share

Change in net asset value during the year

	Result for the period	Change in surplus value, etc.	Dividend	Change in net asset value
Net asset value on 1/1 2002			**118,284**	
Core Holdings	4,119	–51,498		–47,379
New Investments	–1,679	–625		–2,304
Other	–830	–683	–4,219	–5,732
	1,610	*–52,806*	*–4,219*	*–55,415*
Net asset value on 12/31 2002				**62,869**

Core Holdings

During 2002 the value of Core Holdings declined SEK –48,968 m. (–22,065). Ericsson and AstraZeneca accounted for a substantial part of the decline: SEK –18,730 m. and SEK –16,221 m., respectively.

Development of Core Holdings

SEK m.	2002	2001
Realized results	2,530	7,008
Write-downs	–	–
Change in surplus value, etc.	–51,498	–29,073
Change in value	–48,968	–22,065
Dividends	1,741	2,351
Operating costs	–152	–193
Effect on net asset value	–47,379	–19,907

New Investments

The New Investments business had a negative effect on net asset value in 2002, reducing it by SEK 2,304 m. (–2,733).

The value of New Investments declined because of a combination of factors – a decrease in the market value of listed holdings, and write-downs of the values of a number of unlisted holdings. The venture capital market in 2002 was characterized by reduced access to capital, lower valuations and few exit opportunities. The deteriorated market environment was taken into account in the valuation of the New Investments portfolio. During the year write-downs totaled SEK 1,674 m. (2,802). The write-downs were mainly among holdings in the IT/telecommunications sector.

Divestments during the year, which were at a lower value than in the past few years, generated capital gains totaling SEK 228 m. (447).

The average annualized return on realized investments has met the 20-percent return objective since 1998.

Development of New Investments

SEK m.	2002	2001
Realized results	228	447
Write-downs	–1,674	–2,802
Change in surplus value, etc.	–625	–119
Change in value	–2,071	–2,474
Dividends	69	77
Operating costs	–302	–336
Effect on net asset value	–2,304	–2,733

Other Holdings and Other Operations

Other Holdings decreased the net asset value by SEK –238 m. (810).

Other Operations contributed SEK 371 m. to net asset value growth during the year (1,153), of which SEK 246 m. (914) was attributable to income for the period.

Investor groupwide

Investor's net asset value was also affected by a number of groupwide items totaling SEK –5,865 m. (–5,472), the majority of which was the dividend to shareholders, which totaled SEK 4,219 m. (4,218). Net financial items, administrative expenses and taxes were other groupwide items that impacted net asset value.

Overview of net asset value

	12/31 2002		12/31 2001	
	SEK/share	Market value, SEK m.	SEK/share	Market value, SEK m.
Core Holdings				
AstraZeneca	35	26,520	60	45,736
SEB	13	10,126	17	12,928
Ericsson	8	5,840	29	22,198
Atlas Copco	7	5,347	10	7,376
Gambro	4	3,329	6	4,496
ABB	4	3,235	7	5,833
Scania	4	3,020	4	3,439
Electrolux	3	2,681	4	2,927
Saab AB	3	2,075	3	2,150
OM	1	597	2	1,980
WM-data	1	534	2	1,455
	83	63,304	144	110,518
New Investments				
Investor Growth Capital	10	7,942	10	8,121
Investor Capital Partners – Asia Fund	1	453	2	1,357
EQT	5	4,465	4	2,932
	16	12,860	16	12,410
Other Holdings				
Hi3G	2	1,421	1	358
Volvo	0	157	3	2,460
Syngenta	–	–	2	1,240
Other	2	1,358	1	835
	4	2,936	7	4,893
Other Operations				
Active portfolio management	0	26	1	599
The Grand Group	1	1,075	1	1,075
Land and real estate	1	350	1	350
Other	0	29	0	39
	2	1,480	3	2,063
Othe assets and liabilities	–2	–1,477	–1	–518
Total assets	103	79,103	169	129,366
Net debt	–21	–16,234	–15	–11,082
Total net asset value	82	62,869	154	118,284

Investor shares

Investor is Sweden's largest industrial holding company with a market capitalization that amounted to SEK 40 bn. on December 31, 2002. At the end of the year, Investor was the thirteenth largest company on the Stockholm Stock Exchange (Stockholmsbörsen). During the year the total return on Investor shares developed negatively and was –52 percent (–15).

Read more on the Web: share.investorab.com

Turnover

The turnover of a company's shares indicates how liquid the shares are – that is, how much the share is traded. Investor's most actively traded shares are the class B shares. One method of measuring turnover is to analyze the turnover rate, here defined as the total number of traded shares as a percentage of the total number of shares outstanding in the company. In 2002, turnover in Investor shares totaled 579.4 million shares, of which 187.9 million were class A shares and 391.4 million were class B shares. This corresponded to a turnover rate of 76 percent (49), compared with 122 percent (134) for the total turnover on the Stockholm exchange. On average, 2.3 million (1.5) Investor shares were traded daily.

Return

The price of Investor's class B share decreased during 2002 from SEK 114.50 to SEK 52, or 55 percent. During the same period the price of Investor's class A share declined from SEK 114 to SEK 53, or 54 percent.

Total return and turnover


Index
Number of shares
900
800
700
600
500
400
300
200
100
90
75
60
45
30
15
93
94
95
96
97
98
99
00
01
02
(c) SIX
B-share
Six Return Index, SIXRX (Stockholm Stock Exchange)
Number of shares traded, millions

The diagram shows the trend for the total return on Investor shares. In addition to share price growth, total return includes reinvested dividends. The annual total return on Investor shares in the past three, five, ten and 20 years has averaged –21, –8, 11 and 15 percent, respectively.

COVARIANCE BETWEEN SHARE PRICE AND NET ASSET VALUE

Long-term net asset value growth in excess of market cost of capital provides the basis for generating an attractive total return for Investor's shareholders in the long run.

The degree of covariance between share price and net asset value is affected by the market's access to information and how it interprets it – both information about the company and factors that might impact the valuation of the company. Other factors affecting covariance might be changes in the market's behavior, for example, if investors change their investment focus and risk profile.

During 2002 the correlation has varied between 0.47 and 0.88 (based on 50 days of data). This is a consistently high correlation, indicating that Investor, as a company, has high transparency, enabling the market to see and react to changes in Investor's net asset value.

The discount to net asset value was 37 percent on December 31, 2002, compared with 26 percent at year-end 2001.

Risk and risk-adjusted return

When analyzing investment returns, the risk that a given investment has involved should also be taken into account. One measure of risk is volatility, the variation in a share's price, for example, both in absolute terms and relative to the market. High volatility indicates that a share's price movements have varied sharply. The table "Return and risk" shows the volatility of Investor shares over different periods. Over time, the volatility of Investor shares has been relatively constant. The Stockholm Stock Exchange as a whole has lower volatility than Investor's shares, which can be explained by the fact that the exchange consists of a large number of companies.

Another measure of risk is the Sharpe ratio. A high Sharpe ratio indicates a high return in relation to the level of risk. The

Return and risk

2002	3 years	5 years	10 years	20 years
Total return, %	–51	–35	175	1,425
Annual average total return, %	–21	–8	11	15
Volatility, %	34	33	29	34
Sharpe ratio	n/a[1]	n/a[1]	0.18	0.27

1) When the annual average return is negative for these periods, the Sharpe measure is not relevant.

Sharpe ratio allows the comparison of a risk-adjusted return with different types of assets over time.

Dividend policy and dividend

Investor's dividend policy states that a high percentage of dividends received are to be distributed to shareholders in the form of an ordinary dividend. The dividend should increase evenly over time. In addition to the ordinary dividend, an extraordinary dividend can be paid, depending on the current tax situation. During the year the standard income rate, the basis for taxing industrial holding companies, was reduced from 2 to 1.5 percent of total assets.

The Board of Directors and President propose that shareholders receive a dividend of SEK 3.40 per share, a total of SEK 2,608,395,102, or 130 percent of dividends received for fiscal 2002.

Ownership structure

At year-end 2002, Investor's share capital totaled SEK 4,795 m., represented by 767 million shares, each with a par value of SEK 6.25.

The number of Investor shareholders increased slightly during the year from 125,190 to 129,949.

The ownership structure remains concentrated. In terms of numbers, the largest category of shareholders is private investors, a total of 119,468 or 92 percent of the total number of owners.

Institutional owners dominate with 86 percent of the shares being owned by 10,481 institutional owners. The largest single shareholder category is foundations. The three largest Wallenberg foundations jointly own 21.0 percent of the share capital and 45.2 percent of the voting rights. During the year the proportion of foundations increased, while the proportion of foreign shareholders decreased.

Distribution of shareholders (% of votes)


Stock funds 3%
Others 2%
Banks/insurance companies 10%
Private investors 11%
Trusts and foundations 55%
Foreign shareholders 19%

Structure of share capital, December 31, 2002

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
Total	767,175,030	357,239,262	100.0	100.0

Shareholder statistics according to VPC, December 31, 2002[1]

Size of holding	Number of shareholders	Shares as % of share capital
1– 2,000	117,016	6
2,001– 20,000	11,628	8
20,001– 40,000	591	2
40,001– 80,000	287	2
80,001– 200,000	207	3
200,001– 400,000	83	3
400,001– 2,000,000	93	11
2,000,001–4,000,000	18	6
4,000,001–8,000,000	10	8
8,000,001–	15	51
	129,949	100

1) Directly registered or registered in the name of nominees.

During the year BZ Group reduced its holding in Investor. On December 30, 2002, it was disclosed that BZ Group's holding corresponded to less than 5 percent of the votes in Investor. During the year Nordea's mutual funds increased their holding. Foreign ownership decreased slightly during the year from 37 to 31 percent of the share capital and from 23 to 19 percent of the voting rights. Foreign shareholders primarily own class B shares corresponding to 41 percent of the total. United States-based owners hold the largest number of shares outside Sweden, or 8 percent of the share capital.

Investor's 15 largest shareholders listed by voting rights, December 31, 2002[1]

	12/31 2002		12/31 2001	
	% of votes	% of capital	% of votes	% of capital
Knut and Alice Wallenberg Foundation	39.1	18.2	38.0	17.7
BZ Group[2]	<5.0	n/a	11.4	9.1
EB Foundation	4.9	2.4	4.9	2.3
Skandia	3.7	3.7	3.9	3.8
Marianne and Marcus Wallenberg Foundation	3.5	1.6	3.5	1.6
Nordea's mutual funds	3.2	2.5	0.7	0.4
Marcus and Amalia Wallenberg Memorial Fund	2.6	1.2	2.6	1.2
SEB	1.7	0.9	1.5	0.7
Third AP Fund	1.1	1.4	0.9	0.8
Alecta Pension Insurance – Mutual	1.0	4.3	0.8	3.1
Second AP Fund	0.8	1.2	0.8	0.7
AMF Pension	0.8	0.7	1.2	2.7
Putnam Investments[3]	0.4	1.8	0.5	2.3
Handelsbanken's mutual funds	0.4	1.0	0.7	0.6
SB Foundation	0.4	0.2	0.4	0.2

1) Directly registered, or registered in the name of nominees, with VPC.
2) Based on disclosure notice on December 30, 2002. According to SIS Ägarservice, the holding amounted to 4.8 percent of the votes and 2.2 percent of the share capital on December 31, 2002. BZ Group's current holding has not yet been disclosed.
3) According to VPC. However, a holding corresponding to 5 percent of the share capital was disclosed in May 2000.






Peter D. Sutherland Håkan Mogren Koichi Nishimura Claes Dahlbäck Anders Scharp

Board of Directors

Claes Dahlbäck,
born 1947
Chairman
Director since 1983, Chairman since February 2002 (Vice Chairman from 1999 to February 2002). President and CEO of Investor AB 1978-1999
Other board assignments:
Chairman of EQT funds, Gambro AB, Stora Enso Oyj and Vin & Sprit AB
Director of Findus AB
Education: M.Sc. Economics, Stockholm School of Economics, Commander, Swedish Navy Reserves
Shares in Investor:
187,000
Options in Investor: 0
See Note 2 for holding of employee stock options

Jacob Wallenberg,
born 1956
Vice Chairman
Director since 1998,
Vice Chairman since 1999
Other board assignments:
Chairman of SEB Skandinaviska Enskilda Banken AB
Vice Chairman of Atlas Copco AB, AB Electrolux, the Knut and Alice Wallenberg Foundation and SAS AB
Director of ABB Ltd, the Nobel Foundation and the Confederation of Swedish Enterprise
Education: B.Sc. Economics and M.B.A., Wharton School, University of Pennsylvania
Shares in Investor: 332,324
Options in Investor: 0
See Note 2 for holding of employee stock options

Sune Carlsson,
born 1941
Director since 2002
Other board assignments:
Director of Atlas Copco AB and AB SKF
Education: M.Sc. in Mechanical Engineering, Chalmers University of Technology, Gothenburg
Shares in Investor: 0
Options in Investor: 0

Håkan Mogren,
born 1944
Director since 1990
Other board assignments:
Chairman of Reckitt Benckiser plc, the Swedish-American Foundation and the Swedish-Japanese Foundation
Executive Deputy Chairman of AstraZeneca PLC
Vice Chairman of Gambro AB
Director of Norsk Hydro ASA and the Marianne and Marcus Wallenberg Foundation
Member of the Royal Swedish Academy of Engineering Sciences (IVA)
Education: Ph.D. in Technology, Royal Institute of Technology, Stockholm
Shares in Investor: 4,258
Options in Investor: 0

Koichi Nishimura,
born 1938
Director since 2001
Other board assignments:
e2open, the Board of Trustees of the Santa Fe Institute, International Advisor and Council Member for Singapore Economic Development Board Advisory Committee
Education: Ph.D. in Material Science and Engineering, Stanford University, M.Sc. and B.Sc. in Electrical Engineering, San Jose State University
Shares in Investor: 1,110
Options in Investor: 0

Anders Scharp,
born 1934
Director since 1988
Other board assignments:
Chairman of Atlas Copco AB, AB Ph. Nederman & Co., Saab AB and AB SKF
Education: M.Sc. in Engineering, Royal Institute of Technology, Stockholm
Shares in Investor: 72,584
Options in Investor: 0

Peter D. Sutherland,
born 1946
Director since 1995
Other board assignments:
Chairman of BP plc and Goldman Sachs International
Director of Telefonaktiebolaget LM Ericsson and The Royal Bank of Scotland Group plc
Education: Bachelor of Civil Law, University College Dublin
Shares in Investor: 4,374
Options in Investor: 0

Björn Svedberg,
born 1937
Director since 1998
Other board assignments:
Chairman of Eniro AB, Hi3G Access AB, Nefab AB, Pyrosequencing AB and Salcomp Oy
Director of Gambro AB, the Knut and Alice Wallenberg Foundation and Saab AB
Education: M.Sc. in Engineering, Royal Institute of Technology, Stockholm, The Management Development Institute (IMEDE), Lausanne
Shares in Investor: 38,382
Options in Investor: 0

Marcus Wallenberg,
born 1956
President and Chief Executive Officer since 1999
Director since 1990
Other board assignments:
Vice Chairman of Telefonaktiebolaget LM Ericsson, Saab AB and SEB Skandinaviska Enskilda Banken
Director of AstraZeneca PLC, the Knut and Alice Wallenberg Foundation, Scania AB and Stora Enso Oyj
Education: B.Sc. in Foreign Service, Georgetown University, Washington, D.C.
Shares in Investor: 1,087,612
Options in Investor: 37,444
See Note 2 for holding of employee stock options



Peter Wallenberg,
born 1926
Honorary Chairman since 1997
Director since 1969
Other board assignments:
Chairman of the Knut and Alice Wallenberg Foundation
Honorary Chairman of Atlas Copco AB
Education: Bachelor of Laws, University of Stockholm.
Shares in Investor: 1,726,078
Options in Investor: 0



Björn Svedberg *Marcus Wallenberg* *Sune Carlsson* *Jacob Wallenberg*

Board work

WORK OF THE BOARD OF INVESTOR AB

Board member Claes Dahlbäck replaced Percy Barnevik as chairman on February 14, 2002, after which Investor's Board of Directors had nine members elected by the Annual General Meeting. The President is a member of the board. During 2002 the board had six regular meetings and three extraordinary meetings. Between meetings of the board, the company, its chairman and other board members were in regular contact. Board members were also continuously provided with written information of significance for the company.

Investor's board formulates a procedural plan for the board every year. The procedural plan includes the following:

- the board shall meet at least five times per year, and in the event of urgent matters, a board meeting may take the form of a telephone or video conference,
- the President is empowered to sign the company's interim reports,
- board members shall receive documentation regarding matters to be dealt with at board meetings in good time prior to the meeting, and be provided with a monthly report of the company's operations, and
- auditors shall be invited to report on their auditing work at board meetings.

The procedural plan also includes a description of matters to be dealt with at each board meeting and the specific decisions that shall be made at the statutory meeting.

The procedural plan also gives instructions for the President and the company's Remuneration Committee.

At its regular meetings in 2002, the board, in accordance with its procedural plan, discussed the company's economic and financial position, core holdings, operations in the New Investments business and the global economic and business environment.

AUDIT COMMITTEE

Investor's Audit Committee is appointed annually by the board. In 2002, the committee's members consisted of board members Claes Dahlbäck (chairman), Sune Carlsson and Björn Svedberg. The Audit Committee's main task is to study and evaluate if reporting and internal auditing procedures are designed to meet Investor's requirements and enable the provision of quick and accurate information to the company's management and board. Another task of the Audit Committee is to study and evaluate proposed changes to accounting principles and matters concerning taxes.

The committee receives regular information and documentation materials for decision making from the President, the CFO and the company's external auditors. The committee also examines all reports from external auditors and follows them up internally and with the auditors. Another task of the committee is to evaluate proposed candidates prior to the election of external auditors and to remain informed about the development of plans for auditing work and reporting by the auditors.

In 2002, the committee had two meetings during which minutes were taken, and when needed, informal contacts between these meetings. Issues that are taken up during the committee's meetings, as well as decisions, are reported at the next board meeting.

REMUNERATION COMMITTEE

Investor's Remuneration Committee is appointed each year by the board. In 2002, the committee's members consisted of board members Claes Dahlbäck (chairman), Peter Sutherland and Anders Scharp. The main purpose of the committee is "to enable an independent and thorough review of all aspects of Investor's compensation program and to make decisions about executive compensation in the company."

In 2002, the committee had three meetings during which minutes were taken, and when needed, informal contacts between these meetings. Issues that are taken up during the committee's meetings, as well as decisions, are reported at the next board meeting.

Read more on page 43.

NOMINATION PROCEDURE

Prior to Investor's Annual General Meeting, the chairman contacts the representatives of a number of major shareholders and discusses the board's composition and any changes that might have been proposed to the chairman. The results of this nomination work are later reported in the proposals for board members that are presented in the Notice to the Annual General Meeting.



Marcus Wallenberg
President and Chief Executive Officer



Börje Ekholm
Executive Vice President and Head of New Investments



Lars Wedenborn
Executive Vice President and Chief Financial Officer



Henry E. Gooss
New Investments



Adine Grate Axén
Corporate Finance & Equity Capital Markets



Fredrik Hillelson
Human Resources

Management Group

Marcus Wallenberg
Born 1956
President and Chief Executive Officer since 1999, employed since 1993
Investor-related assignments: Vice Chairman of Telefonaktiebolaget LM Ericsson, Saab AB and SEB Skandinaviska Enskilda Banken AB. Director of AstraZeneca PLC, b-business partners B.V., Hi3G Access AB, the Knut and Alice Wallenberg Foundation, Scania AB and Stora Enso Oyj
Education: B.Sc. in Foreign Service, Georgetown University, Washington, D.C.
Shares in Investor: 1,087,612
Options in Investor: 37,444

Adine Grate Axén
Born 1961
Corporate Finance and Equity Capital Markets
Managing Director and member of the Management Group since 1999, employed in 1994
Investor-related assignments: Director of The Grand Group AB, Hi3G Access AB and OM AB
Education: M.Sc. in Finance and International Business, Stockholm School of Economics
Shares in Investor: 20,456
Options in Investor: 13,416

Börje Ekholm
Born 1963
New Investments, New York
Executive Vice President and member of the Management Group since 1997, employed in 1992
Investor-related assignments: Chairman of b-business partners B.V., Vice Chairman of WM-data AB. Director of Tessera Technologies, Inc.
Education: M.B.A., INSEAD, Fontainebleau. M.Sc. in Engineering, Royal Institute of Technology, Stockholm
Shares in Investor: 20,296
Options in Investor: 0

Henry E. Gooss
Born 1941
New Investments, New York
Managing Director and member of the Management Group since 1998, employed in 1998
Investor-related assignments: Director of Mainstream Data, Inc. and Telegea, Inc.
Education: M.B.A. in Investments, New York University. B.A. in Economics, Rutgers University
Shares in Investor: 10,000
Options in Investor: 0

Fredrik Hillelson
Born 1962
Human Resources
Managing Director and member of the Management Group since 2000, employed in 1997
Investor-related assignments: Chairman of Novare Corporate Academy AB and SamSari AB. CEO of Novare Human Capital AB
Education: B.Sc. in Human Resources Management, University of Stockholm. Naval Officer, Swedish Naval Academy
Shares in Investor: 1,700
Options in Investor: 0

Lars Wedenborn
Born 1958
Chief Financial Officer
Executive Vice President and member of the Management Group since 2000, employed in 2000
Investor-related assignments: Director of The Grand Group AB, Stockholmsbörsen AB (Stockholm Stock Exchange) and WM-data AB
Education: M.Sc. in Economics, Uppsala University
Shares in Investor: 30,000
Options in Investor: 0

See Note 2 for the Management Group's holdings of employee stock options.

Administration Report

The Board of Directors and the President hereby present their report on the operations of Investor AB (publ), 556013-8298, for 2002, the Company's eighty-sixth year of business. The following income statements, balance sheets, statements of cash flows, accounting principles and notes to the financial statements constitute an integral part of the Annual Report.

Fiscal Year 2002

OPERATIONS

Investor AB is an industrial holding company that is focused on committed ownership and active investment activities to create and maximize value for shareholders in the long term.

Investor's operations are conducted in the business areas Core Holdings, New Investments, Other Holdings and Other Operations.

Investor is listed on Stockholmsbörsen (the Stockholm Stock Exchange), where the Company's class A and class B shares are traded.

GROUP

Investor's consolidated financial statements include associated companies reported in accordance with the acquisition value method. The consolidated financial statements reported in accordance with the equity method are shown in Note 26.

Consolidated operating income amounted to SEK 2,670 m. (9,226). Income after financial items totaled SEK 1,925 m. (8,646). Net income for the year was SEK 1,610 m. (8,156). The decrease, compared with last year, was attributable to lower capital gains due to fewer divestments, a lower amount of dividends received and reduced portfolio management activities.

Investments in financial and tangible assets amounted to SEK 11,089 m. (23,184) in 2002, of which SEK 11,035 m. (23,130) consisted of investments in securities and similar assets.

On December 31, 2002, total assets of the Investor Group amounted to SEK 74,312 m. (73,168), of which SEK 49,345 m. (52,986) was shareholders' equity. Equity decreased primarily because of the dividend payment of SEK 4,219 m. to shareholders (4,218).

Investor's net asset value (market value of total assets less total liabilities) and its change best reflect the Group's performance. On December 31, 2002, Investor's net asset value amounted to SEK 62,869 m. (118,284). During the year the net asset value changed by SEK –55,415 m. (–26,149) and decreased primarily because the surplus values of core holdings declined SEK 51,498 m. (–29,073).

PARENT COMPANY

Operating income of the Parent Company amounted to SEK 3,517 m. (9,663). Net income for the year totaled SEK 2,154 m. (10,053). The decline was mainly due to lower capital gains as a result of fewer divestments and lower dividends from portfolio companies.

During the year a total of SEK 8,312 m. (20,499) was invested in financial and tangible assets, of which SEK 8,309 m. (20,476) consisted of investments in securities and similar assets. Sales of securities amounted to SEK 8,232 m. (17,620), of which SEK 1,906 m. (365) was to Group companies.

On December 31, 2002, total assets of the Parent Company amounted to SEK 95,681 m. (88,967), of which SEK 54,526 m. (57,108) was shareholders' equity. Equity decreased primarily because of the dividend payment of SEK 4,219 m. to shareholders (4,218).

The dormant companies Patricia AB and Patricia Trading AB were merged during the year with the Parent Company (see Note 25).

For fiscal years 2001 and 2002 the company was not granted the possibility to completely deduct foreign tax (withholding tax on dividends) and was therefore charged with SEK 101 m. in tax. The company appealed the taxation and was granted an extension of time for payment. The charged tax has not been expensed.

INVESTMENT OPERATIONS

Core Holdings

Investor's core holdings include ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB and WM-data. On December 31, 2002, the book value of these holdings was SEK 51,901 m. (47,617).

In 2002, shares were purchased for a total of SEK 4,749 m. (15,095) and shares were sold for SEK 2,995 m. (13,556). Purchases during the year included 469,568,236 B-shares in Ericsson for SEK 2,372 m. (of which 441,568,236 were subscribed for through Investor's participation in Ericsson's new rights issue), and 62,316,851 B-shares in ABB and participation in ABB's convertible bond issue for a total of SEK 1,650 m.

During the year shares were sold for SEK 2,995 m., of which 8,420,000 shares in AstraZeneca.

During the year Investor received dividends from core holdings amounting to SEK 1,741 m. (2,351). The decline was due to a change to the portfolio in 2001 and to the fact that dividends from most portfolio companies were lower than last year.

On December 31, 2002, the market value of core holdings

Core Holdings on December 31, 2002

	Number of shares[1] 12/31 2002	Market value SEK/share 12/31 2002	Market value, SEK m. 12/31 2002	Share price performance 2002, %[2]	Share of core holdings, %	Share of capital[3], %	Share of voting rights[3], %	Market value SEK/share 12/31 2001	Market value, SEK m. 12/31 2001
Healthcare									
AstraZeneca	86,665,810	35	26,520	−36	42	5	5	60	45,736
Gambro	68,638,225	4	3,329	−27	5	20	26	6	4,496
		39	**29,849**		**47**			**66**	**50,232**
Technology									
Ericsson	852,247,132	8	5,840	−85	9	5	38	29	22,198
Saab AB	21,611,925	3	2,075	−4	3	20	36	3	2,150
WM-data	70,302,500	1	534	−71	1	18	31	2	1,455
		12	**8,449**		**13**			**34**	**25,803**
Engineering									
Atlas Copco	31,454,971	7	5,347	−28	9	15	21	10	7,376
ABB[4]	120,067,731	4	3,235	−75	5	10	10	7	5,833
Scania	18,170,073	4	3,020	−12	5	9	15	4	3,439
Electrolux	19,663,190	3	2,681	−12	4	6	24	4	2,927
		18	**14,283**		**23**			**25**	**19,575**
Financial Services									
SEB	139,672,295	13	10,126	−24	16	20	21	17	12,928
OM	14,350,507	1	597	−70	1	17	17	2	1,980
		14	**10,723**		**17**			**19**	**14,908**
Total		83	63,304		100			144	110,518

1) Holdings, including any shares on loan.
2) Most heavily traded class of share.
3) After full dilution.
4) Market value includes holding in ABB's convertible bonds.

totaled SEK 63,304 m. (110,518). The decrease was attributable mainly to lower market values for Ericsson and AstraZeneca.

New Investments

The New Investments business consists of venture capital and private equity investments within Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT. The total amount of capital allocated to the New Investments portfolio, as decided by the Board of Directors, amounts to USD 3,000 m., corresponding to approximately SEK 26.4 bn. on December 31, 2002.

The book value of Investor's New Investments was SEK 11,537 m. (10,901). In 2002, SEK 4,364 m. (6,893) was invested and shares were sold for a total of SEK 1,926 m. (3,820).

Sales during the period generated capital gains totaling SEK 228 m. (447). The average annualized return on realized investments during the period 1998–2002 was in line with the established return objective of 20 percent.

Write-downs booked during the period totaled SEK 1,674 m. (2,802). All listed and unlisted holdings with an estimated market value less than the acquisition value were written down to the estimated market value.

The total market value of Investor's New Investments portfolio increased SEK 450 m. during the year (718) and amounted to SEK 12,860 m. on December 31, 2002 (12,410).

Investor Growth Capital

Investor Growth Capital's activities are focused primarily on expansion stage investments in growth companies in the IT and healthcare sectors in Europe and North America. During the year a company was started that is focused on investments in young technology companies in Asia. The new company also manages Investor's existing direct investments in Asia.

Investor's board has committed USD 1,800 m., corresponding to about SEK 15.8 bn., to Investor Growth Capital.

During the year 14 (6) new investments were made (including spin-offs from owned companies) and 60 (38) add-on investments in existing holdings. Major new investments included ISTA Pharmaceuticals, Exigen, Mahi Networks, Atrica and Wavics. The number of complete exits totaled 12 (9) in 2002. Large holdings divested during the year included Sylvan Learning Systems and Lerado.

In 2002, Kyphon was also listed on the Nasdaq exchange.

In connection with the establishment of the above-mentioned Asian company, holdings were also transferred between investment units within the New Investments business. On December 31, 2002, the number of companies in Investor Growth Capital's portfolio totaled 140 (82). There are also a number of indirect holdings and some 20 various holdings in funds.

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., corresponding to approximately SEK 2.8 bn. Investor's commitment amounts to USD 200 m., corresponding to USD 1.8 bn., which Investor has also allocated to the fund.

In 2002, the Asia Fund made two (0) new investments: in Cosmetic Group, a leading pan-Asian company that operates 100 centers in ten countries for weight reduction, hair care, skin care and body hair removal, and in a leading contract manufacturer of vacuum cleaners in East China.

During the year Investor and the Asia Fund divested their holdings in imGO.

EQT

EQT's investment activities are conducted in a number of funds with primarily outside capital. Advisory services are provided through EQT Partners, of which Investor is majority owner. The five EQT funds are EQT Scandinavia I, EQT Scandinavia II, EQT Denmark, EQT Finland and EQT Northern Europe. Investor's stake in the funds varies between 14 and 32 percent. The funds invest in companies with considerable potential for profitability improvement, growth and value creation in different industries. The board has allocated USD 1,000 m., the equivalent of about SEK 8.8 bn., to this area of the New Investments business.

EQT's five funds have capital commitments totaling approximately SEK 30 bn., of which Investor's commitment amounted to about SEK 8 bn. on December 31, 2002. At year-end, Investor's remaining commitment was SEK 2,638 m. and the book value of existing holdings amounted to SEK 4,385 m. (2,702). In 2002, EQT invested, through its funds, in Haarmann & Reimer/Dragoco and Finn-Power, among other companies. Ballingslöv was listed on the Stockholm Stock Exchange.

Other Holdings

Other Holdings include holdings that are not classified as Core Holdings or New Investments. These holdings consist primarily of Hi3G Holdings AB and some investments in funds, such as RAM One.

On December 31, 2002, the book value of Other Holdings amounted to SEK 2,692 m. (4,376). The total market value of Other Holdings was SEK 2,936 m. at year-end (4,893).

Volvo

During the year 12,864,480 shares in Volvo were sold. The holding in Volvo had a net effect of SEK –169 m. on income, after reversed write-downs and dividends received. On December 31, 2002, Investor's remaining holding in Volvo amounted to 1,155,240 A-shares valued at SEK 157 m.

Syngenta

The holding in Syngenta was sold in its entirety during the year, which had a positive effect of SEK 186 m. on income.

Hi3G

During the year Investor provided SEK 1,090 m. (318) to Hi3G and had contributed a total of SEK 1,448 m. (358) in capitalization as of December 31, 2002. Investor has also granted a loan to Hi3G in the amount of SEK 124 m.

As reported earlier, the estimated peak financing need amounts to approximately USD 2.3 bn. for Hi3G's businesses in Sweden and Denmark, of which Investor has committed itself to ensure that 40 percent is financed in accordance with its ownership stake.

Investor currently estimates that its capital contribution to Hi3G, in the form of a shareholder's contribution, will total between SEK 4 bn. and SEK 5 bn., including the SEK 1,448 m. that has been provided to date. The remaining capital is expected to be provided to the company over the next five-year period.

After the close of the year, Investor reached an agreement for a SEK 3 bn. bank facility for Investor's share of Hi3G's loan financing. As reported earlier, the intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50–50 basis.

Other Operations

This business area includes Investor's active portfolio management activities, The Grand Group, Novare Human Capital and certain land and real estate holdings.

The book value of Other Operations amounted to SEK 926 m. on December 31, 2002 (1,634).

The total market value of Other Operations amounted to SEK 1,480 m. at the close of the period (2,063).

Active portfolio management activities

At mid-year, parts of former activities were transferred to an independent external asset management firm for administration, after which Investor's own active portfolio management activities were reduced considerably in scope. Income reported for 2002 totaled SEK 349 m. (955).

The Grand Group

The Grand Group conducts hotel, restaurant, bar and conference operations in Stockholm through Grand Hôtel and Berns. The year 2002 was characterized by the economic downturn that started already at the end of the summer in 2001 and was accelerated by the events of September 11 the same year. Group sales totaled SEK 433 m. (406). The increase was attributable mainly to restaurant and bar business, while hotel revenues declined as a consequence of a lower number of international hotel guests. Since hotel operations have higher margins, the changed mix of revenues resulted in lower operating income. Operating income before net financial items was SEK 8 m. (29). During the year major renovation work was carried out, of which SEK 47 m. (41) was expensed and affected income. Net financial items increased to SEK –22 m. (–12), due to a change to the Group's capital structure, which resulted in higher interest expenses. The result after financial items was SEK –14 m. (17).

Novare Human Capital

Novare Human Capital's operations are focused on services and counseling in the human resources area. Through Novare Human Capital Investor can supply professional human resources services to portfolio companies, mainly those in the New Investments business.

Novare Human Capital reported invoiced sales of SEK 8.0 m. (11.7) of which SEK 3.0 m. (0.4) was invoiced to Investor Group companies. Income after net financial items was SEK 0.3 m. (3.1).

DIVIDEND

In 2002, Investor paid a dividend of SEK 5.50 (of which an ordinary dividend of SEK 3.00 and an extraordinary dividend of SEK 2.50) for fiscal 2001.

For fiscal 2002, the board proposes a dividend of SEK 3.40 per share (of which an ordinary dividend of SEK 2.25 and an extra dividend of SEK 1.15) totaling SEK 2,608 m. (4,219).

GROUP LIQUIDITY, EQUITY/ASSETS RATIO AND NET DEBT

At the close of the period, the Group's cash and short-term investments amounted to SEK 5,361 m. (3,371). Interest-bearing current and long-term liabilities totaled SEK 21,525 m. (14,257). The equity/assets ratio was 72 percent (85) and consolidated net debt amounted to SEK 16,234 m. (11,082), of which pension provisions accounted for SEK 194 m. (196). On December 31, 2002, net debt in relation to the market value of total assets was 21 percent (9).

Liquid funds are invested in interest-bearing securities with low risk and high liquidity. No currency risk exists in the liquid funds portfolio, since the exposure in foreign currencies is eliminated through swap contracts.

Investor's loan financing is primarily through short- and long-term loan programs in Swedish and European capital markets. Investor also has a syndicated bank loan facility of USD 1,000 m. This facility was not utilized at year-end.

During the year Investor increased its total borrowing. A portion of the debt portfolio was also refinanced during the year. Loans were obtained mainly in the Swedish and European bond market. In 2002, Investor was active in the Eurobond market through a public issue and five private placements under its Euro Medium Term Note program (EMTN). In March, a public bond was issued in the amount of EUR 500 m. with a maturity of 10 years. Private placements were made in EUR, SEK and YEN for a total of SEK 1,293 m., with a maturity of between 1.5 and 10 years.

Investor was also active in the Swedish bond market in 2002, issuing a total of SEK 2,920 m. under its Swedish Medium Term Note program (MTN).

In addition, Investor also issued Investor commercial paper for SEK 814 m. in the European Commercial Paper market. At year-end, SEK 542 m. of this paper was outstanding. In the Swedish commercial paper market, commercial paper was issued for SEK 642 m., of which all paper was outstanding at year-end.

The following table shows the Group's interest-bearing liabilities.

Interest-bearing liabilities

Outstanding amounts

SEK m.	12/31 2002	12/31 2001
Short-term loans and facilities		
Euro Commercial Paper program	542	840
Swedish Commercial Paper program	642	–
Swedish MTN program (matures in 1 year)	468	500
Euro MTN program (matures in 1 year)	2,552	1,064
Total	4,204	2,404
Long-term loans and facilities		
Euro MTN program	13,339	10,323
Swedish MTN program	3,982	1,530
Total	17,321	11,853
Total short-term and long-term loans	21,525	14,257

At year-end, the average maturity of the debt portfolio was 4.0 years (3.6). The chart on the lower left shows the maturity profile of the loans.

Maturity profile, debt portfolio


SEK m.
0
–1,000
–2,000
–3,000
–4,000
–5,000
<1 2 3 4 5 6 7 8 9 10 Years

Consolidated net debt


SEK bn.
%
0
–5
–10
–15
–20
–25
5
10
15
20
25
1998 1999 2000 2001 2002
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

The average interest rate on loans was 5.0 percent (4.7) and the average interest rate fixing period was 1.2 years at year-end (1.6). Loans in foreign currencies were converted to Swedish kronor via derivative instruments. No currency risk exists in the debt portfolio.

Ratings

Rating institution	Long-term rating	Short-term rating	Latest rating/change
Standard & Poor's	AA–	K-1/A-1+	1994/1997
Moody's	Baa1	P-2	1998/2002

Investor AB has short-term and long-term ratings from Standard & Poor's and Moody's. In November 2002, Moody's downgraded Investor's rating from A2/P-1 to Baa 1/P-2.

A rating is a relative assessment of a company's ability to meet its payment obligations and financial commitments.

RISKS AND RISK MANAGEMENT

Commercial risks

Investor's business activities expose the company to risks. Maintaining long-term ownership in core holdings and a flow of investments and divestments in new investment activities involves commercial risks, such as having a high exposure in a certain industry or an individual holding, changed market conditions for finding attractive investment candidates, or barriers that arise and prevent exits from a holding at the chosen time.

The factors that help minimize risks in Investor's business activities are mainly:

- Investor has a diversified portfolio with a good balance between different industries and between companies in various development stages. Core holdings have international operations and are therefore exposed, only to a limited extent, to economic developments in a single country.
- Active board work provides good insight into the performance of companies and thereby the possibility to identify risks and find specific opportunities for growing value.
- Core holdings and some of the companies in the New Investments business are listed and therefore have high liquidity. They could therefore be sold if needed, providing high financial flexibility for Investor. However, in some individual cases Investor's ability to exit from a company might be limited for a certain period of time when Investor has a seat on the company's board and a substantial ownership stake in the company.

Financial risks

The main financial risks that the Investor Group is exposed to are market risks, primarily risks associated with fluctuations in share prices, but also interest rate risks and exchange rate risks. Other risks that arise in the company's operations include liquidity risks, financing risks, credit risks and operational risks.

Activities to manage and control risks in the business are carried out through a Risk Committee consisting of representatives from the board and management. The Risk Committee's task is to recommend policies and limits to the board and function as a forum for discussing risk-related issues.

Investor's risk policy stipulates methods for risk measurement, risk mandates for market risks and credit risks, and principles to minimize operational risks in the business.

The Risk Management function is responsible for identifying risks, ensuring that policies and instructions are followed, formulating risk measurement methods and ensuring accurate reporting of specific types of risk. The Treasury function manages interest rate risks, exchange rate risks, and liquidity risks and financing risks associated with the administration of cash and borrowing operations.

Market risks

Market risk refers to the risk of losses caused by fluctuations in share prices, exchange rates and market interest rates.

Most of the market risk exposure is in Investor's core holdings (share price risks). The core holdings are analyzed and continuously monitored by Investor's analysts. Through committed ownership, which is exercised through board representation and other ways, Investor influences a company's strategy and decisions. Thus, a large portion of market exposure in a core holding does not necessarily lead to any action. It is the long-term commitment that lays the groundwork for Investor's strategic measures.

The New Investments business is also exposed to share price risks but also to exchange rate risks in investments made in foreign companies. Investor also takes an active role in these companies through board work. The total exposure is managed by the board's committed capital framework for the operation. There is no regular hedging of new investments in foreign currency, since the investment horizon is long-term and currency fluctuations are expected to equal out over time. The hedging policy is subject to continuous evaluation and deviations from the policy may be allowed if it is judged to be beneficial in a market-economic perspective. In 2001, USD 500 m. was sold under a forward contract up to December 2002 to hedge growth in value because of a strong dollar rate, which has happened in recent years in holdings acquired in dollars. In December 2002, the forward contract was terminated and generated a profit of SEK 512 m., of which SEK 92 m. was included in realized results for the year, while the remainder comprised part of the market value of New Investments. This value will be transferred to realized results as the secured holdings are divested. At year-end 2002, there were no hedge contracts in foreign currency for new investments.

Total investments in foreign currency, SEK m.

	12/31 2002	12/31 2001
USD	4,624	5,153
EUR	4,765	3,634
Other European currencies (GBP, NOK)	339	219
Asia (HKD)	275	935
Total	10,003	9,941

Investor's active portfolio management business conducts short-term equity trading. The market risks in this activity are measured and monitored in terms of Value-at-Risk (VaR).

Interest rate risks in borrowing and investment operations can be controlled by striving for a fixed interest term whose purpose is to provide flexibility to change the portfolio at the same rate as placement activities, and to minimize loan costs over time.

Liquidity and financing risks

Liquidity risks refer to the risk that a financial instrument cannot be divested without considerable extra costs, and to the risk that liquidity will not be available to meet payment commitments.

Liquidity risks are minimized in Treasury operations by keeping the maturity of short-term investments for less than one year, and by keeping the ratio between cash and credit commitments/current liabilities always higher than 1:1.

Financing risks are defined as the risk that financing cannot be obtained, or can only be obtained at increased costs as a result of changed conditions in the capital market. In order to minimize financing risks, the Treasury function works actively to ensure financial preparedness by establishing loan and credit facilities for long-term and short-term borrowing. Financing risks are further reduced by allocating loan maturities evenly over time (see chart "Maturity profile, debt portfolio" on page 40) and diversifying sources of capital.

Investor's liquidity and financing risks are considered to be low. With an equity/assets ratio of 72 percent at year-end, Investor has considerable financial flexibility since assets are very liquid.

Credit risks

Credit risks are the risk of a counterparty or issuer being unable to repay a liability to Investor.

Investor is exposed to credit risks primarily through its Treasury operations, as well as through short-term fixed-interest and currency trading. According to Investor's credit risk policy, Investor may only be exposed to credit risks towards counterparties with high creditworthiness, based on Moody's and Standard & Poor's ratings, for a limited amount and for a limited duration.

Operational risks

Operational risks are defined as the risk of loss due to inadequacies in the internal control process or system. The operational risk policy establishes principles to ensure correct handling of the transaction flow. The process is followed up on an ongoing basis to determine and strengthen appropriate control measures.

Other risks

In addition to managing and controlling the above-mentioned risks, Investor has an organization for handling legal matters through the Compliance function. The Compliance function monitors commitments that must comply with external regulations and laws, contract-related commitments and internal company rules.

Information security is another important area that is monitored within Investor. A policy has been established to prevent unauthorized access to Investor's information sources and active work is carried out to deal with security-related issues.

ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Investor does not conduct operations requiring environmental permits in accordance with Sweden's environmental laws. Through board work in portfolio companies, Investor strives to ensure that environmental regulations are complied with, and that environmental considerations are taken into account. This work also includes ensuring that the operations of companies are conducted in a responsible and ethical manner.

PERSONNEL

The average number of employees in Investor's investment activities totaled 248 (262), of whom 199 (215) in wholly owned investment units and 49 (47) at EQT. The Investor Group had 637 employees (627), of whom 389 (365) in The Grand Group, distributed among 314 (321) men and 323 (306) women. Information about the distribution of employees and paid salaries, other compensation and social security fees is shown in Note 2.

Investor's program to adapt its organization, which is a consequence of changed market conditions, a more focused core holdings portfolio and reduced active portfolio management activities, was started at the end of 2001 and was completed during 2002. The reorganization reduced the number of employees by about 40 people, of whom most worked within operations in Sweden. After these measures, the number of employees in Investor's investment activities, excluding EQT, totaled 185 at year-end (225).

Employees play an important role in Investor's business operations. As part of the objective to recruit and retain qualified personnel, Investor, in addition to offering competitive salaries, has an employee stock option program and other incentive programs adapted to the needs of each area of operation.

COMPENSATION

In August 2002, the Swedish Industry and Stock Exchange Committee (NBK) issued recommendations concerning information about benefits for senior executives. In view of these recommendations, the following information is being provided (see Note 2 on page 60 for information in figures). Since the recommendations are to be applied by all companies whose shares are quoted on the stock exchange in Sweden, the information is primarily about senior executives in Investor AB. Since the general principles described here also encompass other employees in Investor's wholly owned investment companies, information is also being provided about these units.

Based on NBK's recommendations, Investor defines senior executives as "top management" and "other senior executives" in the company at year-end.

"Top management" is defined as:

- the Chairman of the Board (Claes Dahlbäck),
- board members not employed by the company who receive special remuneration in addition to the fee received for board duties (Björn Svedberg), and
- the Chief Executive Officer and President (Marcus Wallenberg).

"Other senior executives" refers to other employed executives in the company's management than those who are members of top management. In Investor's case, other senior executives include the following five employees who comprise the company's Management Group together with the President:

- Adine Grate Axén, Börje Ekholm, Henry E. Gooss, Fredrik Hillelson and Lars Wedenborn.

Remuneration Committee

Investor's Remuneration Committee is appointed each year by the board. In 2002, the committee's members consisted of board members Claes Dahlbäck (chairman), Peter Sutherland and Anders Scharp. The main purpose of the committee is "to enable an independent and thorough review of all aspects of Investor's compensation program and to make decisions about executive compensation in the company."

The Remuneration Committee receives information for decision-making and views from the President, the CFO and head of Human Resources, among others. The committee also obtains views, reports and information for decision-making from external advisers for the purpose of securing access to current reference material. Internal and external information and data used for decision-making purposes help ensure that Investor's compensation program is ethical and in accordance with market conditions in the both the company's and employees' perspective.

In 2002, the committee had three meetings during which minutes were taken. The committee's basic work and decision-making process are as follows:

- Questions concerning all compensation for the President and the variable long-term incentive program (employee stock option programs) for the company are submitted to the board for decision.
- Other compensation issues are decided by the committee and reported to the board afterwards.

Compensation policy

Investor strives to offer compensation that makes it possible to recruit senior executives and other employees and retain them in the company, and to ensure that they remain motivated to perform their best for Investor.

The principles for compensation for Investor's employees are:

- to ensure that shareholders and employees have a similar view and perspective with regard to the company's long-term operations,
- to enable a clear connection between compensation and the long-term performance of Investor and the company's net asset value,
- to ensure that employees in Investor's different activities receive compensation that is competitive and in line with market conditions. Here, it must be taken into account that Investor conducts different types of investment activities in a number of countries where compensation practices differ,
- that compensation is based on such factors as work responsibilities, competence, experience, position and performance. Investor AB is an equal opportunity employer and does not unlawfully discriminate on the basis of race, gender, ethnic background, national origin, age, disability, sexual preference, or any other protected status, and
- that the proportion between basic salary and variable salary is to be based on the employee's position and tasks.

For the entire organization Investor applies the "grandfather principle" with regard to recruitment and compensation. This principle means that, when a new employee is to be recruited, every manager's superior is always to be informed about the recruitment and is to approve it and the new employee's compensation.

Compensation program

Investor conducts different types of investment activities in markets in Asia, Europe and North America. Investor therefore competes for personnel against companies that offer different types of compensation programs and remuneration levels. Investor's compensation for senior executives, as well as for other employees, takes this into consideration.

Compensation consists of the following components:

- basic salary,
- variable salary,
- variable long-term incentive programs,

- pension, and
- other remuneration.

A fee is paid to board members in accordance with a decision made by the Annual General Meeting. No special fee is paid to members of the Remuneration Committee.

Basic salary

The same principle for basic salary is applicable to all Investor employees in which salaries are reviewed annually, with the exception of basic salary for Management Group members which is reviewed every other year. Any adjustment to an employee's basic salary is usually effective January 1. The annual review of basic salary takes into account the employee's performance, any changes to his or her areas of responsibility, the company's development and salary trends in the market. In cases when the person's areas of responsibilities change considerably during the year, basic salary can be reviewed on those occasions.

Variable salary

The majority of Investor's employees have a variable salary. The variable portion of salary differs between areas of operation and amounts to between 0 and 80 percent of basic salary for the President and other senior executives. For other employees variable salary ranges between 0 and 50 percent of their basic salary, although for a very limited number of key personnel, the variable portion of salary can be between 0 and 100 percent of their basic salary. In cases when the President decides that a person in the company has made an exceptional contribution during the year, he can award an additional variable salary. However, this additional variable salary has to be specifically approved by Investor's Remuneration Committee.

When an additional variable salary is awarded, the variable portion of salary can, in individual cases, exceed 100 percent of the employee's basic salary.

Quantitative and qualitative goals must be reached in order to receive variable salary. The Remuneration Committee sets these goals each year for the President and they are approved by the board.

The President sets the goals for Investor's Management Group. Goals for other employees are established by each employee's manager. Variable salary is decided in accordance with the "grandfather principle".

The following principle was adopted for distributing any variable portion of salary for 2002:

- 25 percent of any variable salary was based on positive growth in Investor's net asset value during the year,
- 25 percent of any variable salary was based on the results of a business area's or department's specific performance, and
- 50 percent of any variable salary was based on the employee's personal performance.

Example: For an employee with a possible variable salary of 20 percent, 5 percentage points is derived from growth in Investor's net asset value, 5 percentage points from the performance of the employee's department and the remaining 10 percentage points are based on fulfilling personal goals.

Variable long-term incentive programs

Employee stock option programs

In 1998, Investor's board approved the launch of an annual, recurring employee stock option program[1] based on shares in Investor AB. The programs have encompassed all employees since 2000. The employee stock option programs do not cover board members.

In the employee stock option programs, Investor issues purchase options giving the option holder the right to purchase an equivalent number of shares at a predetermined price. The employee stock options are granted free of charge. In general, the options can only be exercised during the time the holder is employed with the company, with the exception of former employees who have a board assignment in the Investor Group.

The Remuneration Committee decides the number of employee stock options that will be granted each year. The principle is that the number of allocated options shall be in proportion with the current total payroll of the company. The Management Group then decides how the options will be distributed between each business area, after which each business area manager determines the number of options that each department should receive. In the final stage, each department manager evaluates and decides how the options will be distributed to each employee. The number of options allocated to each employee does not have to be in proportion to the employee's salary – they are awarded on a discretionary basis.

In accordance with the above, Investor's board has approved the issue of employee stock options from 1998 to 2002. The number of outstanding employee stock options totals 6,259,532 (including the 2002 program), corresponding to 0.8 percent of the number of outstanding shares in Investor, which totaled 767,175,030 on December 31, 2002. The exercise period for each program is seven years.

The value of the employee stock options issued between 1998 and 2002 has been calculated in accordance with Black & Scholes valuation model for stock warrants. The value of an option has been calculated on an assumed volatility of 20–30 percent. When establishing the volatility, special limitations to the exercise rights for employee stock options are taken into account.

1998

Options issued in 1998 refer in their entirety to the President that year and were granted in connection with the conversion to a defined-contribution pension plan.

1) Employee stock option refers to a commitment in accordance with Chapter 10, Section 11, paragraph 2 of the Swedish Income Tax Law.

1999

The options that were issued in 1999 can be divided into two different programs.

One program refers to the options that were granted senior executives in connection with the conversion to a defined-contribution pension plan. The granting of these options was of a one-time character. The other program pertains to options for around 15 other senior executives. These persons were granted a number of options whose calculated theoretical value (see option table below) corresponded to 10–60 percent of basic salary.

2000, 2001 and 2002

For these three years, the issued options refer in their entirety to one program which covers all personnel and replaces an earlier bonus program that was linked to the performance of Investor shares in relation to the OMX index. The total number of employee stock options for allocation is determined on the basis of the current payroll of the company. For senior executives, a number of options were issued whose calculated theoretical value corresponds to 10-70 percent of basic salary. For other employees, the stock options were allocated as of 2002 based on a pool of options that was allocated on a departmental basis, which each department manager distributed among his or her employees based on individual assessment. The strike price for employee options in the 2000–2002 programs was set at 110 percent of the share price the day after Investor's year-end report was released. The value of options granted in 2002 amounted to approximately 9 percent of Investor's total payroll.

Hedge contracts for employee stock options

Investor's policy for hedge contracts entered into during 1998-2002 has been to protect the company against costs that might arise in connection with an increase in Investor's share price. A decrease in Investor's share price, under the average hedge price, results in an unrealized change in value that is reported on a continuous basis as a provision and adjustment item under shareholders' equity. Furthermore, the hedging solution also means that the employee stock option programs do not affect the number of outstanding shares in Investor. Continuous costs for these hedge contracts in 2002 amounted to SEK 1 m. (1) (see also Accounting Principles on page 58). The unrealized change in the value of hedge contracts has been reported as a change in stockholders' equity amounting to SEK –432 (–96) m. (see Note 18).

Profit-sharing program for active portfolio management activities

For Investor's active portfolio management activities there is a profit-sharing program in which employees receive variable salary corresponding to 20 percent of the unit's profit, after deduction for financial and administrative expenses. The program is conditional upon positive profit growth over a two-year period, during which any losses are taken into account in the following fiscal year. The calculation of the result – the platform for the profit sharing – is based on a market valuation of security holdings, as opposed to the valuation in the financial statements, which is based on the acquisition cost method, which can result in the transfer of the reported trading result between years.

Summary of terms for employee stock option programs

Year issued	Number of granted options	Exercised options	Overdue options	Number of options at year-end	Percentage of total outstanding shares[11]	Vested options[9]	Theoretical value[8]	Strike price	Maturity date	Period earned (year)	Holder[10]
1998	784,000	0	0	784,000	0.10%	784,000	22.25	103.13	05-12-31	5[1]	SE
1999	2,197,948[2]	0	0	2,197,948	0.29%	2,197,948	22.25	103.13	05-12-31	3	SE
1999	651,680[3]	0	107,428	544,252	0.07%	544,252	17.50	93.00	06-02-11	3	SE
2000	398,528[4]	0	69,197	329,331	0.04%	219,532	38.73	136.40	07-02-11	3[5]	SE
2000	387,401	0	99,450	287,951	0.04%	191,948	38.73	136.40	07-02-11	3[5]	OE
2001	609,900[6]	0	129,000	480,900	0.06%	160,284	31.83	153.00	08-02-11	3[5]	SE
2001	566,200	0	115,800	450,400	0.06%	150,118	31.83	153.00	08-02-11	3[5]	OE
2002	389,000[7]	0	0	389,000	0.05%	0	18.08	121.55	09-02-11	3[5]	SE
2002	795,750	0	0	795,750	0.10%	0	18.08	121.55	09-02-11	3[5]	OE
Total	6,780,407	0	520,875	6,259,532		4,248,082					

1) The options can be exercised January 1, 2004 at the earliest.
2) Of which, 458,936 were issued to the President.
3) Of which, 154,284 were issued to the President.
4) Of which, 77,459 were issued to the President.
5) One-third of the number of issued options is considered to be earned during each of the three years immediately following the year the options were issued. This means, that of the options issued in 2000, one-third can be exercised after February 12, 2001. For options issued in 2001, one-third can be exercised after February 12, 2002. If employment ceases before the options are earned, the granted number of options will be pro-rated and the options must be exercised within three months after employment ceases. As of the 2002 option program, the exercise period has been extended 12 months if a holder has been employed more than four years.
6) Of which, 110,000 were issued to the President.
7) Of which, 193,600 were issued to the President.
8) The value of granted options on the allocation date is based on a theoretical value calculated with the Black & Scholes model. Due to the special terms of the options with regard to the period they are earned and the exercise period, the volatility parameter has been adjusted to take this into account.
9) Vested options refers to the number of options that have been fully earned (see also footnote 5 above).
10) SE = Senior Executives; OE = Other Employees.
11) At the end of the year of issuance.

Profits are shared in the form of salary or pension insurance. The choice of payment method is neutral for Investor in terms of cost. For the profit-sharing program, SEK 109 m. (284), and SEK 36 m. (93) in social fees, were expensed during the year in addition to what is reported in the table below. The expensed amount for salaries in 2001 and 2002, a total of SEK 393 m., shall be put in relation to the profit-sharing-based trading result totaling SEK 1,743 m. for these two fiscal years. When profit sharing is a direct function of value generation, costs are included under the heading "Net income, active portfolio management" in the consolidated income statement.

Pension

Pension for the President and other senior executives consists of two parts.

- A defined-benefit pension plan based on premiums in accordance with the BTP Plan (Swedish pension plan for the banking sector) on parts of salary up to 30 basic amounts (SEK 1,137,000) and the possibility to choose BTP's alternative special defined contribution pension plan for managers with an annual salary above 10 basic amounts.
- A defined contribution pension plan on parts of salary above 20 basic amounts. The amount of the pension provision depends on age and is currently 25 percent until the age of 40; 30 percent between 41 and 50 years; and 35 percent over 51.

Since pension for senior executives is a defined contribution plan, it is set and the cost is known. Each person who will receive a pension decides on a suitable type together with his or her employer, based on current pension practice. Only basic salary is used to establish the annual pension premium.

Other employees in Investor are covered by pension agreements in accordance with the BTP Plan and have the possibility to choose BTP's alternative special defined contribution pension plan on parts of salary between 7.5 and 30 basic amounts.

Other compensation

Other benefits

Since 1997 Investor has offered all employees in operations in Sweden, who have children under the age of 12, the possibility to have home help in the form of cleaning and babysitting service. Some senior executives also have a company car and a free parking space in a garage. Investor's employees and senior executives normally do not have any housing benefit, except for employees who are on overseas service for a limited period of time. In addition, there are a number of ordinary benefits for Investor's employees, such as corporate medical services and the possibility to rent vacation homes.

Severance pay

A mutual six-month term of notice applies between the President and the company. If the company terminates employment, the President will receive severance pay corresponding to 12 months of basic salary. If no new employment has been obtained after one year, the President is entitled to a maximum of 12 months' additional severance pay. The terms and conditions for other senior executives do not exceed the terms for the President with regard to terms of notice and severance pay.

Other employees in Investor have no contracted right to severance pay. However, in conjunction with the extraordinary changes to personnel in 2002, employees who left the company received severance pay based on their length of employment with the company and the person's age.

AFFILIATED PARTIES

The following additional information about affiliated parties is being provided in addition to what has been reported in this annual report.

Relations with affiliated parties with a significant influence

Investor is under the joint significant influence of the Wallenberg foundations, of which the largest are the Knut and Alice Wallenberg Foundation, the Marianne and Marcus Wallenberg Foundation, and the Marcus and Amalia Wallenberg Memorial Fund.

Transactions with related parties

With the Wallenberg foundations

In 2001, a transaction was made with the Knut and Alice Wallenberg Foundation and Marianne and Marcus Wallenberg Foundation involving the sale and acquisition of shares for SEK 13,556 m. and SEK 13,640 m., respectively.

With affiliated companies

In 2001, b-business partners repurchased 50 percent of its outstanding shares. The transaction involved SEK 2,020 m. for Investor's part.

Normal business transactions are carried out on a continuous basis with SEB (banking services) and WM-data (computer and data services). Transactions with affiliated companies are priced according to market terms.

Transactions with Hi3G are described on page 39.

Dividends from affiliated companies totaled SEK 963 m. (804). When preparing the income statement, these dividends are eliminated with the equity method (see Note 26).

With key persons

See page 42 and Note 2 for information about salaries and other compensation, costs and commitments regarding pensions and similar benefits, and severance payment agreements, for the board, President and other senior executives.

Investment programs

Carried interest plans

In the New Investments business, selected senior staff, as well as other senior executives, have had the opportunity for a number of years to make parallel investments to some extent with Investor. The plans are designed in accordance with market practice in the venture capital market and are evaluated periodically against similar programs in Europe, the United States and Asia. Carried interest plans provide an incentive for managers and encourage personal commitment to analysis and investment work since the result is directly connected to the financial performance of the business.

Carried interest plans are connected to realized growth in value of holdings (after deduction for costs), seen as a portfolio. This means that when an investment is realized with a profit, each parallel investor receives his or her share of the profit, after provisions for any unrealized declines in value or write-downs of other investments.

The plans allow a maximum share of 15 percent that can be given to parallel investors, which is in line with practice in the venture capital market.

In his position as chairman of the EQT funds' companies, Claes Dahlbäck has acquired shares in these fund companies corresponding to 2.5 percent of the capital. These shares carry an obligation to provide approximately SEK 9 m. – on the same terms that apply to Investor and other partners – for investments that the fund companies make in their portfolio companies. About SEK 6 m. of the approximately SEK 9 m. has been provided to date.

Co-investment plans

Key persons, including board members, senior executives and certain selected employees, are offered the opportunity to invest in the funds that EQT and Investor Capital Partners establish. These investments are made on the same terms as those for other investors.

TAXATION OF INVESTMENT COMPANIES IN SWEDEN

Investor AB's tax situation as an industrial holding company in Sweden can be summarized as follows:

- capital gains on the sale of shares are not taxed,
- the company's standard income tax rate is based on 1.5 percent of the market value of shareholdings at the beginning of the year,
- dividends received and interest income are not taxable,
- administrative costs and interest expenses are deductible, and
- the dividend paid to shareholders is deductible.

In a report dated December 19, 2002 that was circulated for review by the Swedish government's Council of Legislation, the government announced its intention to propose a number of changes to tax laws to parliament. It is proposed, among other things, that taxation of capital gains on shares of businesses, owned by limited companies, should be discontinued. Shares owned by businesses refers to unlisted shares and listed shares in which the holding corresponds to at least 10 percent of the voting rights. It is also proposed that the regulations should be changed for calculating the standard income rate of industrial holding companies so that shares of this type are not included in the calculation for standard income. Among other things, Investor AB's standard income rate would be reduced considerably as a result. The proposed government bill will be submitted to the Swedish parliament in the spring of 2003. The new regulations for industrial holding companies might therefore be applied as of the 2004 fiscal year.

WORK OF THE BOARD OF INVESTOR AB

Board member Claes Dahlbäck replaced Percy Barnevik as chairman on February 14, 2002, after which Investor's Board of Directors had nine members elected by the Annual General Meeting. The President is a member of the board. During 2002 the board had six regular meetings and three extraordinary meetings. Between meetings of the board, the company, its chairman and other board members were in regular contact. Board members were also continuously provided with written information regarding the company's operations and other information of significance for the company.

See page 35 for a more detailed description of the board's work.

FUTURE DEVELOPMENT

World events indicate continuing political and economic uncertainty during 2003, which is of major significance for the operations of a company like Investor. However, the company's basic strategy remains firm and the plan is to continue operations of the same scope and orientation as in the past year. This will mean, among other things, that Investor will continue to strengthen its positions in core holdings that the company believes have a strong future. The coming year will also be focused on developing the organization and expanding and strengthening Investor's network.

SIGNIFICANT EVENTS AFTER THE END OF THE FISCAL YEAR

The Board of Directors of Investor AB decided on the company's employee stock option program for 2003. The program, which covers all employees, is based on the same structure as the employee stock option programs that have existed for all personnel since 2000 (see the Administration Report, page 44). The strike price for the 2003 employee stock option program has been set at SEK 52.50 per share, corresponding to the closing price of the Investor share on the first trading day after the release of Investor's year-end report for 2002 plus 10 percent. The program comprises 3.7 million options (corresponding to as many underlying shares). The term is seven years, during which the options will gradually become available over a three-year period. The theoretical value of an option is SEK 8.21 and the theoretical value of the entire program is SEK 30 m.

Investor has a syndicated bank loan facility for USD 1,000 m. that was renegotiated in the beginning of 2003. The amount is unchanged and the term is five years. In February 2003, Investor's Swedish MTN program was updated. In connection with the update, the loan framework was increased from SEK 5,000 m. to SEK 10,000 m. in order to increase the flexibility of Investor's medium-term and long-term financing.

PROPOSED DISPOSITION OF EARNINGS

Unrestricted equity in the Group amounted to SEK 26,045 m. on December 31, 2002 (see Note 26). No provisions to restricted reserves are required.

The Board of Directors and the President propose that the following unappropriated earnings in Investor AB be at the disposal of the Annual General Meeting:

Retained earnings	33,642,151,701
Net profit for the year	2,153,881,362
Total, SEK	35,796,033,063

be allocated as follows:

Dividend to shareholders, SEK 3.40 per share	2,608,395,102
Funds to be carried forward	33,187,637,961
Total, SEK	35,796,033,063

Stockholm, March 15, 2003

Claes Dahlbäck
Chairman

Jacob Wallenberg
Vice Chairman

Sune Carlsson

Håkan Mogren

Koichi Nishimura

Anders Scharp

Peter D. Sutherland

Björn Svedberg

Marcus Wallenberg
President and Chief Executive Officer

Our Audit Report was submitted on March 15, 2003

Caj Nackstad
Authorized Public Accountant

Gunnar Widhagen
Authorized Public Accountant

Consolidated Income Statement

SEK m.	Note	**2002**	2001
Dividends		1,741	2,351
Realized results		2,530	7,008
Operating costs		–152	–193
Net result – Core Holdings		**4,119**	**9,166**
Dividends		218	246
Realized results and write-downs		–1,552	–672
Operating costs		–310	–344
Net result – New Investments and Other Holdings		**–1,644**	**–770**
Net result, active portfolio management		349	955
Net sales		630	597
Cost of goods and services sold		–622	–519
Operating costs		–111	–119
Net result – Other Operations		**246**	**914**
Groupwide operating costs		–51	–84
Operating income	1, 2, 3, 4, 5, 6	**2,670**	**9,226**
Results from financial items			
Other interest income and similar income items	9	323	290
Interest expense and similar expense items	10	–1,068	–870
		–745	–580
Income after financial items		**1,925**	**8,646**
Taxes	11	–306	–476
Minority interest		–9	–14
Net income for the year		**1,610**	**8,156**
Basic earnings per share, SEK	12	**2.10**	**10.64**
Diluted earnings per share, SEK	12	**2.10**	**10.63**

Consolidated Balance Sheet

SEK m.	Note	12/31 2002	12/31 2001
ASSETS			
Fixed assets			
Tangible fixed assets			
Buildings and land	4	1,153	1,215
Equipment and computers	5	269	275
		1,422	1,490
Financial fixed assets			
Shares and participations	14	66,101	62,569
Receivables in associated companies	15	124	–
Deferred tax receivables	16	66	37
Other long-term receivables	17	14	16
		66,305	62,622
Total fixed assets		**67,727**	**64,112**
Current assets			
Inventories of shares and participations		211	2,913
Current receivables			
Receivables in associated companies		1	124
Other receivables		362	1,021
Prepaid expenses and accrued income		650	653
		1,013	1,798
Short-term investments		5,104	3,891
Cash and bank balances		257	454
Total current assets		**6,585**	**9,056**
TOTAL ASSETS		**74,312**	**73,168**

Consolidated Balance Sheet

SEK m.	Note	12/31 2002	12/31 2001
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	18		
Restricted equity			
Share capital		4,795	4,795
Restricted reserves		14,227	14,213
		19,022	19,008
Unrestricted equity			
Unrestricted reserves		28,713	25,822
Net income for the year		1,610	8,156
		30,323	33,978
Total shareholders' equity		**49,345**	**52,986**
Minority interests in subsidiaries		**19**	**24**
Provisions			
Provisions for pensions and similar commitments	19	194	196
Deferred tax liabilities	16	226	141
Other provisions	20	574	125[1]
Total provisions		**994**	**462**
Long-term liabilities			
Loans	21	17,321	11,853
Total long-term liabilities		**17,321**	**11,853**
Current liabilities			
Loans		4,204	2,404
Accounts payable – trade		58	51
Current tax liabilities		253	254
Other liabilities	22	377	3,735[1]
Accrued expenses and prepaid income	23	1,741	1,399[1]
Total current liabilities		**6,633**	**7,843**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**74,312**	**73,168**
Pledged assets			
For own liabilities and provisions:			
Bank deposits, bonds and other securities		204	2,873
Total pledged assets		**204**	**2,873**
Contingent liabilities			
Guarantees on behalf of associated companies		105	106
Other sureties and guarantees		1	59
Total contingent liabilities		**106**	**165**

1) In accordance with RR 16 of the Swedish Financial Accounting Standards Council, portions of earlier reported amounts have been reclassified as other provisions.

Consolidated Statement of Cash Flows

SEK m. Note 24	2002	2001
Cash flow from operating activities		
Core Holdings		
Dividends received	1,739	2,351
New Investments and Other Holdings		
Dividends received	217	246
Active portfolio management, Other Operations and operating costs		
Payments received	35,922	85,604
Payments made	–35,685	–84,337
Cash flow from operating activities before net interest income/expense and income taxes	**2,193**	**3,864**
Interest received/paid	–712	–570
Income taxes paid	–254	–150
Cash flow from operating activities	**1,227**	**3,144**
Cash flow from investing activities		
Core Holdings		
Purchases	–4,749	–15,095
Sales	2,995	13,556
New Investments and Other Holdings		
Purchases, etc.	–6,286	–8,035
Sales	5,782	9,716
Investments in tangible fixed assets	–54	–54
Sold tangible fixed assets	71	23
Cash flow from investing activities	**–2,241**	**111**
Cash flow from financing activities		
Long-term loans raised	8,488	199
Long-term loans amortized	–1,564	–2,100
Change in short-term financial liabilities, net	344	497
Dividends paid	–4,219	–4,218
Cash flow from financing activities	**3,049**	**–5,622**
Cash flow for the year	**2,035**	**–2,367**
Cash and cash equivalents, opening balance	**3,371**	**5,723**
Effect of exchange rate changes	–45	15
Cash and cash equivalents, closing balance[1)]	**5,361**	**3,371**

1) Adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	–	–974

Parent Company Income Statement

SEK m.	Note	2002	2001[1]
Net sales			
Dividends received		1,867	2,517
Other income		3	4
Gross income		**1,870**	**2,521**
Administrative expenses		–372	–426
Other operating revenues			
Realized results and write-downs[2]		2,019	7,568
Operating income	2, 3, 5, 6	**3,517**	**9,663**
Results from financial items			
Result from participations in Group companies	7	–391	1,377
Result from other receivables that are fixed assets	8	626	580
Other interest income and similar income items	9	229	471
Interest expenses and similar expense items	10	–1,827	–2,038
		–1,363	390
Income after financial items		**2,154**	**10,053**
Taxes	11	–	–
Net income for the year		**2,154**	**10,053**

1) Effective 2002, amounts that were previously reported net are reported gross. Comparative figures have been adjusted accordingly.

	2002	2001
2) Of which, income from sales to Group companies	4	47

Parent Company Balance Sheet

SEK m.	Note	12/31 2002	12/31 2001[1]
ASSETS			
Fixed assets			
Tangible fixed assets			
Equipment and computers	5	20	22
Financial fixed assets			
Shares and participations in Group companies	13	15,661	14,458
Receivables in Group companies		15,298	10,831
Shares and participations	14	60,813	61,216
		91,772	86,505
Total fixed assets		**91,792**	**86,527**
Current assets			
Current receivables			
Receivables from Group companies		3,782	2,174
Receivables from associated companies		–	121
Current tax receivables		3	3
Other receivables		49	115
Prepaid expenses and accrued income		55	26
		3,889	2,439
Cash and bank balances		–	1
Total current assets		**3,889**	**2,440**
TOTAL ASSETS		**95,681**	**88,967**

1) Effective 2002, amounts that were previously reported net are reported gross. Comparative figures have been adjusted accordingly.

Parent Company Balance Sheet

SEK m.	Note	12/31 2002	12/31 2001[1]
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	18		
Restricted equity			
Share capital		4,795	4,795
Statutory reserve		13,935	13,935
		18,730	18,730
Unrestricted equity			
Earnings brought forward		33,642	28,325
Net income for the year		2,154	10,053
		35,796	38,378
Total shareholders' equity		**54,526**	**57,108**
Provisions			
Provisions for pensions and similar commitments	19	129	138
Other provisions	20	548	–
Total provisions		**677**	**138**
Long-term liabilities			
Loans	21	17,321	11,853
Liabilities to Group companies		4,000	4,003
Total long-term liabilities		**21,321**	**15,856**
Current liabilities			
Loans		4,204	2,404
Accounts payable – trade		25	19
Liabilities to Group companies		13,990	12,773
Other liabilities	22	49	44
Accrued expenses and prepaid income	23	889	625
Total current liabilities		**19,157**	**15,865**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**95,681**	**88,967**
Pledged assets			
For own liabilities and liabilities and provisions:			
Bank deposits, bonds and other securities		224	–
Total pledged assets		**224**	**–**
Contingent liabilities			
Sureties on behalf of Group companies		–	59
Sureties on behalf of associated companies		106	106
Other guarantees		62	60
Total contingent liabilities		**168**	**225**

1) Effective 2002, amounts that were previously reported net are reported gross. Comparative figures have been adjusted accordingly.

Parent Company Statement of Cash Flows

SEK m. Note 24	2002	2001
Cash flow from operating activities		
Dividends received	1,864	2,517
Administrative expenses	–283	–447
Cash flow from operating activities before paid interest and income taxes	**1,581**	**2,070**
Interest received/paid	–981	–1,068
Income tax paid	–	–41
Cash flow from operating activities	**600**	**961**
Cash flow from investing activities		
Stock portfolio		
Purchases, etc.	–5,847	–18,680
Sales	8,384	17,583
Other items		
Capital contribution paid to subsidiaries	–2,462	–1,796
Repayment of capital contribution from subsidiaries	745	5,223
Cash and cash equivalents in merged subsidiaries	132	3,544
Investments in tangible fixed assets	–3	–23
Cash flow from investing activities	**949**	**5,851**
Cash flow from financing activities		
Long-term loans raised	8,488	1,183
Long-term loans amortized	–1,564	–2,100
Change in short-term financial liabilities, net	344	497
Change in intra-Group transactions	–4,599	–2,173
Dividends paid	–4,219	–4,218
Cash flow from financing activities	**–1,550**	**–6,811**
Cash flow for the year	**–1**	**1**
Cash and cash equivalents, opening balance	**1**	**–**
Cash and cash equivalents, closing balance	**0**	**1**

Accounting Principles

ACCOUNTING AND VALUATION PRINCIPLES

The Annual Report is prepared in accordance with the Swedish Annual Accounts Act. The company complies with the recommendations and statements of the Swedish Financial Accounting Standards Council.

CONSOLIDATED ACCOUNTS

The consolidated accounts include the Parent Company and all subsidiaries and associated companies in and outside Sweden. Subsidiaries are companies in which the Parent Company directly or indirectly owns more than 50 percent of the voting rights for the shares, companies in which the Parent Company owns participations and has the right to appoint or dismiss more than half of the members of their board, or in which the Parent Company otherwise exercises a decisive influence and controls a substantial part of the earnings from their operations.

The consolidated accounts are prepared in accordance with the purchase method, in which assets and liabilities in acquired subsidiaries are booked at market value, based on an analysis conducted at the time of acquisition. If the acquisition value of shares in a subsidiary exceeds the estimated market value of the company's net assets, according to the acquisition analysis, the difference is regarded as consolidated goodwill and amortized over the estimated useful life of the assets. Accordingly, only income arising after the acquisition date is included in consolidated shareholders' equity. Companies acquired during the year are included in consolidated income with values relating to the period following their acquisition. Income of subsidiaries sold during the year is included in consolidated income for the period the companies are owned. Minority interest is reported as minority share in net income and shareholders' equity. Intra-Group profits and transactions are eliminated.

In the New Investments business, there are holdings in which Investor owns more than 50 percent of the voting rights carried by the shares, which have not been consolidated either because the holdings represent insignificant amounts for reporting in the consolidated accounts, or because Investor's permanent ownership is expected to be less than 50 percent due to ongoing restructuring processes.

ACCOUNTING FOR ASSOCIATED COMPANIES

Holdings in associated companies – companies in which the owning company exercises significant influence over the associated company's operational and financial control, and in which the ownership represents part of a permanent obligation – are reported in the consolidated income and balance sheet in accordance with the acquisition cost method. When accounting in accordance with the acquisition cost method, the company owning the associated company reports its share in the associated company at the acquisition value, adjusted for any revaluations or write-downs. Accounting in accordance with the equity method is reported in Note 26, which includes the income statement, balance sheet and specification of shareholders' equity.

In the New Investments business, there are holdings in which Investor owns more than 20 percent of the voting rights carried by the shares, but which are not reported as associated companies in accordance with the equity method since the holdings either represent insignificant amounts, or because Investor's permanent ownership is expected to be less than 20 percent due to ongoing restructuring processes, or because information needed to prepare the reporting in accordance with the equity method cannot be obtained without undue expense or within a reasonable amount of time.

FOREIGN SUBSIDIARIES

All foreign subsidiaries have been classified as independent units whereby the income statements and balance sheets of these companies are translated into Swedish kronor in accordance with the current rate method. In the current rate method, assets and liabilities are translated at year-end exchange rates, while income and expenses are translated at average exchange rates for the year. The translation difference that arises when translating the net assets of foreign companies at a different rate at the end of the year than at the beginning of the year, and the difference between net profit/loss for the year – calculated at the year-end exchange rate and the average exchange rate for the year, respectively – is reported directly in shareholders' equity in the balance sheet.

GROUP CONTRIBUTIONS AND SHAREHOLDERS' CONTRIBUTIONS

In accordance with a statement from the Swedish Financial Accounting Standards Council, shareholders' contributions are reported directly in shareholders' equity by the receiver and are capitalized in shares and participations by the giver, to the extent that no write-down is required.

Group contributions to minimize the Group's total tax are reported directly in earnings brought forward after deduction for their current tax effect.

MERGERS

During the year two subsidiaries were merged with Investor AB. The mergers have been reported in accordance with BFNAR 1991:1 "Merger of a wholly owned subsidiary".

The consolidated value method has been applied, in which Investor AB has reported the assets and liabilities of the merged subsidiaries at the values they had in the consolidated accounts.

GENERAL VALUATION PRINCIPLES

Assets, provisions and liabilities are valued at the acquisition value, unless stated otherwise below.

BUILDINGS, EQUIPMENT AND COMPUTERS

Buildings, equipment and computers are reported at acquisition values with a deduction for depreciation and with the exception of any revaluations that are permitted under special circumstances in accordance with Swedish accounting principles.

DEPRECIATION PRINCIPLES FOR FIXED ASSETS

Depreciation according to plan is based on the acquisition value of the assets with deduction for the estimated residual value distributed over the period the assets were utilized.

The following utilization periods are used:

Buildings	50 years
Equipment and computers	3–10 years
Goodwill	10 years

Consolidated goodwill is attributable to acquisitions of associated companies that are reported in accordance with the equity method. The amortization period is ten years since these holdings are judged to be of long-term strategic value.

WRITE-DOWNS

Reported values for the Group's fixed assets are reviewed on each closing date to determine if there is any indication that the assets need to be written down (regarding financial fixed assets, except shares and participations in subsidiaries, see "Shares and participations" below). If there is a need for a write-down, the recoverable value of the asset is estimated at the higher of its utilization value and net sales value. The write-down is taken if the recoverable value is less than the reported value.

The utilization value is calculated by discounting future cash flows at an interest rate before tax that corresponds to the market's evaluation of the risk-free interest rate and risk associated with the specific asset.

A write-down is reversed if the conditions that were used as a basis for determining the recoverable value have changed.

LOAN COSTS

Costs for loans are charged against income for the period they are related to, regardless of the way the borrowed funds were used.

SHARES AND PARTICIPATIONS

Core holdings

Core holdings are valued in accordance with "Recommendation No. 12, shares and participations" of the Swedish Institute of Authorized Public Accountants (FAR), in which holdings are valued collectively, when they are considered as a portfolio, at the lower of acquisition value or net realizable value.

New investments

The valuation of listed holdings is based on the lower of the acquisition cost or share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and any need for write-downs, is determined each quarter on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Other holdings of shares and participations

Other holdings of shares and participations classified as fixed assets are reported at acquisition value with the exception of revaluations or write-downs. Write-downs are taken item by item to the extent permanent declines in value are estimated to have occurred.

Shares held as current assets

Holdings of shares, participations and other securities classified as current assets are reported as inventories. The assets are valued in accordance with the portfolio method at the lower of acquisition value and listed value, or the estimated market value in the case of unlisted securities.

RECEIVABLES

Based on individual valuations, receivables are booked at anticipated payment amounts.

RECEIVABLES AND LIABILITIES IN FOREIGN CURRENCY

Receivables and liabilities in foreign currency are translated at year-end exchange rates. Translation differences in current receivables and liabilities are included in operating income, while differences in financial receivables and liabilities are booked among financial items. Receivables and liabilities hedged by forward contracts are valued at the agreed forward rates.

Growth in the value of assets in foreign currency secured by forward contracts is reported in the income statement as the secured assets are sold.

EMPLOYEES AND PAYROLL COSTS

Note 2 "Employees and payroll costs" has been prepared in accordance with BFN 4 of the Swedish Accounting Standards Board (BFN), and the recommendations and statements of the Swedish Industry and Commerce Stock Exchange Committee (NBK), in which the salaries and compensation of corporate officers reported under the heading "Board and President" are only included to the extent that they comprise compensation for the role as corporate officer.

The table "Expensed wages, salaries, board of director fees and other remuneration, as well as social security costs" includes all payroll expenses for The Grand Group, Novare Human Capital and EQT. These items are shown under the headings "Cost of goods and services sold" and "Operating costs" in the consolidated income statement.

TAXES

The Group's total tax charge consists of current tax and deferred tax. Deferred tax is based on the difference between the taxable and accounting value of assets and liabilities. Current tax is tax that must be paid or received within the current year. Current tax also includes adjustments of current tax attributable to earlier periods. If the calculations yield a deferred tax receivable, the receivable is booked as an asset only to the extent to which it is expected to be realized. Deferred tax is estimated in accordance with current tax rates. The taxes are reported in the income statement, except when the underlying transaction is reported directly in shareholders' equity, whereby the associated tax effect is reported in shareholders' equity.

PROVISIONS

A provision is reported in the balance sheet when there is a formal or informal commitment as a consequence of an event for which it is probable that an outflow of resources will be needed to settle the commitment and when a reliable estimate of the amount can be made.

EMPLOYEE STOCK OPTIONS

Social security costs for employee stock options are reported in the income statement.

HEDGE CONTRACTS FOR EMPLOYEE STOCK OPTIONS

Continuous financing costs for hedge contracts are reported in the income statement, while the possible effect of declining Investor share prices, compared with the values of hedge contracts at the beginning of the year, are reported directly in shareholders' equity. The corresponding liability item is reported under "Provisions".

CHANGED ACCOUNTING PRINCIPLES

Application of the new recommendations from the Swedish Financial Accounting Standards Council, which came into effect on January 1, 2002, have not had any impact on the opening balance for shareholders' equity. In addition to a reclassification from liability to provision for the latest comparative year, no comparative figures have been recalculated.

Notes to the Financial Statements SEK m.

NOTE 1 Net sales by area of operation

	2002	2001
Group		
Core Holdings	4,736	15,707
New Investments and Other Holdings	5,295	5,787
Active portfolio management and other operations	35,174	84,067
Total	**45,205**	**105,561**

The above table shows total revenues per operation, which are reported net in the income statement.

NOTE 2 Employees and payroll costs

This note contains the tables *Average number of employees in the Group; Expensed wages, salaries, board of director fees and other remuneration, as well as social security costs; Compensation paid to the board and top management* and *Amounts of compensation paid to other senior executives.*

The background and guidelines for compensation in Investor are described in further detail under the heading "Compensation" in the Administration Report on page 43.

Average number of employees in the Group

	2002	Of whom, women	2001	Of whom, women
Parent Company and wholly owned subsidiaries				
Parent Company, Sweden	113	62	125	67
Wholly owned subsidiaries, Sweden	28	10	36	12
United States	27	11	26	11
United Kingdom	4	3	5	4
Hong Kong	21	10	16	10
Netherlands	6	2	7	2
Total, Parent Company and wholly owned subsidiaries	**199**	**98**	**215**	**106**
EQT				
Sweden	22	8	21	8
Denmark	7	2	7	2
Finland	7	2	7	2
Germany	13	4	12	4
Total, EQT	**49**	**16**	**47**	**16**
Total, investment operations	**248**	**114**	**262**	**122**
The Grand Group	389	209	365	184
Total number of employees in the Group	**637**	**323**	**627**	**306**

Expensed wages, salaries, board of director fees and other remuneration, as well as social security costs

	2002 Wages, salaries and other remuneration	Social security costs	Of which, pension costs	Total	2001 Wages, salaries and other remuneration	Social security costs	Of which, pension costs	Total
Parent Company	97	94	60	191	123	105	61	228
Wholly owned subsidiaries	138	23	9	161	145	25	9	170
EQT	66	17	6	83	69	17	5	86
Total, investment operations	**301**	**134**	**75**	**435**	**337**	**147**	**75**	**484**
The Grand Group	95	40	6	135	89	38	5	127
Total, Investor Group	**396**	**174**	**81**	**570**	**426**	**185**	**80**	**611**

Expensed wages, salaries, board of director fees and other remuneration

	2002 Board and President	Of which, bonus	Other employees	Total	2001 Board and President	Of which, bonus	Other employees	Total
Parent Company and wholly owned subsidiaries								
Parent Company, Sweden	11	1	86	97	12	3	112	124
Wholly owned subsidiaries, Sweden	4	1	23	27	4	0	32	36
United States	15	5	52	67	18	8	49	67
United Kingdom	1	–	1	2	2	0	4	6
Hong Kong	14	6	24	38	8	4	23	31
Netherlands	1	0	3	4	2	0	2	4
Total, Parent Company and wholly owned subsidiaries	**46**	**13**	**189**	**235**	**46**	**15**	**222**	**268**
EQT								
Sweden	3	–	25	28	3	–	23	26
Denmark	3	–	6	9	3	–	6	9
Finland	3	–	5	8	3	–	6	9
Germany	4	–	17	21	10	2	15	25
Total, EQT	**13**	**–**	**53**	**66**	**19**	**2**	**50**	**69**
Total, investment operations	**59**	**13**	**242**	**301**	**65**	**17**	**272**	**337**
The Grand Group	2	0	93	95	2	0	87	89
Total, Investor Group	**61**	**13**	**335**	**396**	**67**	**17**	**359**	**426**

NOTE 2 cont'd Amounts of compensation paid to the board and top management

This table is prepared in accordance with the recommendation of the Swedish Industry and Stock Exchange Committee (NBK) from August 2002 concerning information about the benefits for senior executives.
"Top management" refers to Claes Dahlbäck (Chairman of the Board), Jacob Wallenberg and Björn Svedberg (board member who has received special remuneration in addition to the fee for board duties) and Marcus Wallenberg (President).
The amounts in the table are calculated according to the accruals concept, in which any changes to vacation pay provisions, etc., are included.
Variable salary refers to the decided variable salary for the current fiscal year, unless specified otherwise.

Expensed compensation (SEK 000s)	Basic salary 2002	Basic salary 2001	Variable salary 2002	Variable salary 2001	Board fee 2002	Board fee 2001	Other compensation and benefits 2002	Other compensation and benefits 2001	Total cost 2002	Total cost 2001
Top management										
Claes Dahlbäck	–	5,503	–	3,750	1,500	–	–	188	1,500	9,441
Marcus Wallenberg[1]	5,243	5,282	750	3,500			141	259	6,134	9,041
Jacob Wallenberg	–	4,543	–	3,300	325	–	–	71	325	7,914
Björn Svedberg[2]					325	325	720	720	1,045	1,045
Other board members										
Håkan Mogren					325	325			325	325
Koichi Nishimura					325	325			325	325
Peter D. Sutherland					325	325			325	325
Sune Carlsson					325	–			325	–
Anders Scharp					325	325			325	325
Former board members and presidents										
Peter Wallenberg							78	91	78	91
Percy Barnevik					–	1,500	41	61	41	1,561
Michael Treschow					–	325			–	325
	5,243	**15,328**	**750**	**10,550**	**3,775**	**3,450**	**980**	**1,390**	**10,748**	**30,718**

1) SEK 4,250,000 in variable salary was paid in 2002 for fiscal 2001. No variable salary was paid for fiscal 2002.
2) "Other compensation" refers to special assignments for Investor concerning Hi3G.

Employee stock options and pensions (SEK 000s)	EMPLOYEE STOCK OPTIONS Allocation in 2002 Number	Theoretical value	Accumulated number	PENSIONS Pension costs excluding payroll tax 2002	2001	Outstanding pension commitments 2002	2001
Top management							
Claes Dahlbäck	–	–	1,085,705	–	1,784		
Marcus Wallenberg	193,600	3,500	994,279	1,488	1,510		
Jacob Wallenberg	–	–	759,252	–	1,448		
Former board members and presidents							
Peter Wallenberg				14,189	13,773	80,000	80,000
Former board members and presidents other than the above				4,472	4,169	84,999	88,589
	193,600	**3,500**	**2,839,236**	**20,149**	**22,684**	**164,999**	**168,589**

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. The theoretical value has been calculated at SEK 18.08 per option for the 2002 Employee Stock Option Program.
For top management there are no outstanding pension commitments that are not covered by foundations or endowment insurance policies.

Amounts of compensation paid to other senior executives

"Other senior executives" refers to the Management Group, excluding the President. The amounts in the table are calculated according to the accruals concept, whereby the terms basic salary and variable salary refer to expensed amounts, including any changes to provisions for variable salary, vacation pay, etc.

Expensed compensation (SEK 000s)	Basic salary 2002	Basic salary 2001	Variable salary 2002	Variable salary 2001	Benefits 2002	Benefits 2001	Total 2002	Total 2001	Pension costs excluding payroll tax 2002	Pension costs excluding payroll tax 2001
Management Group, excl. President[1]	16,187	16,776	16,723	23,228	688	660	33,598	40,664	3,876	3,812
	16,187	**16,776**	**16,723**	**23,228**	**688**	**660**	**33,598**	**40,664**	**3,876**	**3,812**

1) Adine Grate Axén, Börje Ekholm, Henry E. Gooss, Fredrik Hillelson and Lars Wedenborn.

For other senior executives there are no outstanding pension commitments that are not covered.
An estimated amount for variable salary for the current year is allocated in the year-end accounts for a fiscal year. Since decisions about, and payments of, actual variable salary are made in the beginning of the following year, the expensed amount can deviate from the decided amount.
As a consequence of realized profits in carried interest plans, SEK 1,370,000 for 2002 and SEK 302,000 for 2001 have been paid to other senior executives in the New Investments business.

Employee stock options	Allocation in 2002 Number	Theoretical value	Accumulated number
Management Group, excl. President[1]	195,400	3,533	752,558
	195,400	**3,533**	**752,558**

1) Adine Grate Axén, Börje Ekholm, Henry E. Gooss, Fredrik Hillelson and Lars Wedenborn.

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. The theoretical value has been calculated at SEK 18.08 per option for the 2002 Employee Stock Option Program.

NOTE 3 Fees and expenses for auditors

	2002	2001
Group		
Auditing assignments		
KPMG	5	5
Ernst & Young	0	0
Other assignments		
KPMG	5	3
Ernst & Young	0	1
Total	**10**	**9**
Parent Company		
Auditing assignments		
KPMG	2	3
Ernst & Young	0	0
Other assignments		
KPMG	2	0
Ernst & Young	0	–
Total	**4**	**3**

NOTE 4 Buildings and land

	12/31 2002	12/31 2001
Group		
Accumulated acquisition values		
Opening balance	1,336	1,332
New purchases	13	1
Divestments and disposals	–54	–1
Translation differences	–5	4
	1,290	1,336
Accumulated depreciation according to plan		
Opening balance	–121	–104
Reclassifications	0	0
Depreciation according to plan of acquisition values	–16	–17
Translation differences	0	0
	–137	–121
Accumulated revaluations		
Opening balance	56	56
	56	56
Accumulated write-downs		
Opening balance	–56	–56
	–56	–56
Residual value at year-end according to plan	**1,153**	**1,215**
Tax assessment values, buildings	826	657
Tax assessment values, land	790	628

The year's accumulated depreciation according to plan of acquisition values amounts to SEK –16 m. (–17) and is reported in the income statement under the heading "Operating costs" SEK –1 m. (–1) and "Costs of goods and services sold" SEK –15 m. (–16).

NOTE 5 Equipment and computers

	12/31 2002	12/31 2001
Group		
Accumulated acquisition values		
Opening balance	508	527
New purchases	46	66
Divestments and disposals	–8	–92
Translation differences	–11	7
	535	508
Accumulated depreciation according to plan		
Opening balance	–233	–256
Divestments and disposals	5	72
Depreciation according to plan of acquisition values	–45	–46
Translation differences	7	–3
	–266	–233
Residual value at year-end according to plan	**269**	**275**

Equipment and computers NOTE 5 cont'd

The year's accumulated depreciation according to plan of acquisition values amounts to SEK –45 m. (–46) and is reported in the income statement under the heading "Operating costs" SEK –17 m. (–22) and "Costs of goods and services sold" SEK –28 m. (–24).

	12/31 2002	12/31 2001
Parent Company		
Accumulated acquisition values		
Opening balance	23	0
New purchases	3	23
Divestments and disposals	–1	0
	25	23
Accumulated depreciation according to plan		
Opening balance	–1	0
Divestments and disposals	0	0
Depreciation according to plan of acquisition values	–4	–1
	–5	–1
Residual value at year-end according to plan	**20**	**22**

The year's accumulated depreciation according to plan of acquisition values amounts to SEK –4 m. (–1) and is reported in the income statement under the heading "Administrative expenses".

Exchange rate differences that have affected income NOTE 6

	2002	2001
Group		
Exchange rate differences that affected operating income	227	194
Financial exchange rate differences	48	–44
Total	**275**	**150**
Parent Company		
Exchange rate differences that affected operating income	94	226
Financial exchange rate differences	7	–250
Total	**101**	**–24**

Result from participations in Group companies NOTE 7

	2002	2001
Write-down of participations in Group companies	–1,522	–1,096
Reversed write-down of participations in Group companies	1,131	2,473
Total	**–391**	**1,377**

Result from other receivables that are fixed assets NOTE 8

	2002	2001
Parent Company		
Interest income from Group companies	626	580
Total	**626**	**580**

NOTE 9 Other interest income and similar income items

	2002	2001
Group		
Convertible debenture loans		
Change in foreign currency reserve	–	57
Interest income from short-term investments	218	189
Other interest income	105	44
Total	**323**	**290**
Parent Company		
Convertible debenture loans		
Change in foreign currency reserve	–	57
Interest income from Group companies	219	215
Other interest income	10	199
Total	**229**	**471**

NOTE 10 Interest expenses and similar expense items

	2002	2001
Group		
Convertible debenture loans		
Depreciation of capital discount	–	–2
Interest expenses, borrowing	–1,055	–775
Exchange rate differences	48	–101
Other	–61	8
Total	**–1,068**	**–870**
Parent Company		
Convertible debenture loans		
Depreciation of capital discount	–	–2
Interest expenses, Group companies	–916	–961
Interest expenses, other borrowings	–907	–765
Exchange rate differences	7	–307
Other	–11	–3
Total	**–1,827**	**–2,038**

NOTE 11 Taxes

	2002	2001
Group		
Tax on income for the year		
Current taxes	–250	–264
Deferred taxes attributable to changes in temporary differences	–56	–212
Total	**–306**	**–476**

Information about the connection between tax expense for the period and reported income before tax:

Group		
Reported income before tax	1,925	8,646
Tax based on current 28% tax rate	–539	–2,421
Effect of other tax rates for foreign subsidiaries	–311	–637
Tax from previous years	11	–1
Tax effect of nontaxable income[1]	701	2 689
Tax effect of nondeductible expenses	–82	–106
Adjusted value of deferred tax receivables	–86	–
Total	**–306**	**–476**

1) Refers mainly to the effect of reinstating the tax assessment basis due to Investor AB's tax status as an industrial holding company.

Parent Company

The Parent Company reported no tax expense for 2002 and 2001. For fiscal years 2001 and 2002 the company was not granted the possibility to completely deduct foreign tax (withholding tax on dividends) and was therefore charged a total of SEK 101 m. in tax. The company appealed the taxation and was granted an extension of time for payment. The charged tax has not been expensed.

Earnings per share NOTE 12

	2002	2001
Income for the year	1,610	8,156
Weighted number of outstanding common shares, millions	767.2	766.8
Basic earnings per share	**2.10**	**10.64**
Income for the year	1,610	8,156
Interest expenses for convertible debentures	–	0
Tax related to interest expenses	–	0
Adjusted earnings	1,610	8,156
Weighted number of outstanding common shares, millions	767.2	766.8
Adjustment for conversion of convertible debentures, millions	–	0.4[1]
Number of shares used to calculate earnings per share, millions	767.2	767.2
Diluted earnings per share	**2.10**	**10.63**

1) Investor AB's convertible debenture loans from 1991 and 1992 matured in June 2001. The number of shares from the conversion of the loans was therefore known at year-end 2001.

The net asset value per share is stated on page 30. This key figure reflects the results of Investor as an industrial holding company in a more relevant way than the earnings per share reported above.

Shares and participations in Group companies NOTE 13

	12/31 2002	12/31 2001
Accumulated acquisition values		
Opening balance	16,685	25,180
Purchases and capital contributions	1,716	1,796
Divestments, mergers and repaid capital contributions	–122	–10,291
	18,279	16,685
Accumulated write-downs		
Opening balance	–2,227	–3,603
Write-downs	–1,522	–1,096
Recovered write-downs	1,131	2,472
	–2,618	–2,227
Closing book value	**15,661**	**14,458**

A specification of shares and participations in Group companies is presented on page 67.

Shares and participations NOTE 14

The balance sheet item consists of shares and participations distributed by Core Holdings, New Investments and Other Holdings.

Core Holdings

	12/31 2002	12/31 2001
Group		
Accumulated acquisition values		
Opening balance	47,617	38,871
Acquisitions	4,749	15,095
Divestments	–465	–6,349
Closing book value	**51,901**	**47,617**
Parent Company		
Accumulated acquisition values		
Opening balance	51,162	42,649
Acquisitions	4,749	15,095
Divestments	–600	–6,582
	55,311	51,162
Accumulated revaluations		
Opening balance	4,000	4,000
Divestments	–354	–
	3,646	4,000
Closing book value	**58,957**	**55,162**

NOTE 14 cont'd Shares and participations

New Investments and Other Holdings

	12/31 2002	12/31 2001
Group		
Accumulated acquisition values		
Opening balance	20,078	18,854
Reclassifications	–	717
Acquisitions	6,897	7,651
Divestments	–6,042	–7,455
Translation differences	–723	311
	20,210	20,078
Accumulated write-downs		
Opening balance	–5,126	–3,719
Reclassifications	–	–277
Divestments	1,118	848
Write-downs for the year[1]	–2,204	–1,918
Translation differences	202	–60
	–6,010	–5,126
Closing book value[2]	**14,200**	**14,952**

1) Write-downs were taken at the market value on December 31, 2002.
2) In addition to the above holdings of securities, there are commitments for add-on investments amounting to SEK 5,307 m. (9,236).

	12/31 2002	12/31 2001
Parent Company		
Accumulated acquisition values		
Opening balance	6,876	7,757
Acquisitions	1,581	3,577
Divestments	–6,546	–4,458
	1,911	6,876
Accumulated write-downs		
Opening balance	–822	–1,817
Reclassifications	–	–
Divestments	806	760
Write-downs for the year[1]	–39	235
	–55	–822
Closing book value	**1,856**	**6,054**

1) Write-downs were taken at the market value on December 31, 2002.

The book value amounts to:

	12/31 2002	12/31 2001
Group		
Core Holdings		
Listed securities	51,901	47,617
New Investments and Other Holdings		
Listed securities	1,035	4,996
Unlisted securities	13,165	9,956
Total	**66,101**	**62,569**
Parent Company		
Core Holdings		
Listed securities	58,957	55,162
New Investments and Other Holdings		
Listed securities	157	3,534
Unlisted securities	1,699	2,520
Total	**60,813**	**61,216**

The market value amounts to:

	12/31 2002	12/31 2001
Group		
Core Holdings		
Listed securities	63,304	110,518
New Investments and Other Holdings		
Listed securities	1,672	5,897
Unlisted securities	14,058	11,009
Total	**79,034**	**127,424**

Shares and participations NOTE 14 cont'd

	12/31 2002	12/31 2001
Parent Company		
Core Holdings		
Listed securities	63,304	110,518
New Investments and Other Holdings		
Listed securities	157	3,787
Unlisted securities	1,756	2,699
Total	**65,217**	**117,004**

Receivables in associated companies NOTE 15

	12/31 2002	12/31 2001
Group		
Accumulated acquisition values		
Opening balance	–	–
Reclassifications	124	–
Closing book value	**124**	**–**

Deferred tax receivables and tax liabilities NOTE 16

Deferred tax consists of the following assets and liabilities:

	12/31 2002	12/31 2001
Group		
Deferred tax receivables		
Accrued expenses	0	3
Financial assets	39	9
Tangible assets	26	23
Other	1	2
Total	**66**	**37**
Deferred tax liabilities		
Tangible assets	41	23
Tax allocation reserves	185	115
Other	0	3
Total	**226**	**141**
Receivables/liabilities, net	**–160**	**–104**

Unreported deferred tax receivables
Deductible, temporary differences for which deferred tax receivables have not been reported in the income statement and balance sheet amounted to SEK 336 m. on December 31, 2002 (152).

Change in deferred tax in temporary differences and deductions for deficits

	Opening amount	Reported in income statement	Closing amount
Accrued expenses	3	–3	0
Financial assets	9	30	39
Tangible assets	0	–15	–15
Tax allocation reserves	–115	–70	–185
Other	–1	2	1
	–104	**–56**	**–160**

Other long-term receivables NOTE 17

	12/31 2002	12/31 2001
Group		
Accumulated acquisition values		
Opening balance	16	291
Reclassifications	–	–1
Settled receivables	–2	–274
	14	16
Accumulated write-downs		
Opening balance	–	–21
Recovered write-downs for the year	–	21
	–	0
Closing book value	**14**	**16**

NOTE 18 Shareholders' equity

Distribution of share capital
The share capital on December 31, 2002 consisted of the following number of shares with a par value of SEK 6.25 per share.

Share class	Number of shares	Number of votes	% of share capital	% of votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
	767,175,030	**357,239,262**	**100.0**	**100.0**

The Group's shareholders' equity changed as follows during the year:

	Share capital	Restricted reserves	Unrestricted equity	Total
Opening balance	4,795	14,213	33,978	52,986
Hedge contracts for employee stock options			–432	–432
Disposition of funds as decided by the Annual General Meeting:				
Dividend			–4,219	–4,219
Transfer unrestricted/restricted		14	–14	
Exchange rate differences			–600[1)]	–600
Net income for the year			1,610	1,610
Closing balance	**4,795**	**14,227**	**30,323**	**49,345**

1) Exchange rate effects related to monetary intra-Group accounts are offset net against translation differences in shareholders' equity. The amount, shown as adjusted shareholders' equity and net financial items, amounted to SEK 273 m.

Net investments in independent foreign subsidiaries divided by the most important currencies:

	12/31 2002	12/31 2001
USD m.	465	399
EUR m.[1)]	197	226
CHF m.	21	27
HKD m.	33	26
GBP m.	3	2

1) Net investments in NLG on December 31, 2001 have been translated into EUR.

Accumulated exchange rate differences in overseas operations have been reported separately since the beginning of 1999.

Specification of exchange rate difference in shareholders' equity

	12/31 2002	12/31 2001
Opening balance	304	17
Exchange rate difference for the year	–873	460
Effect of reporting monetary intra-Group transactions net	273	–173
Accumulated exchange rate difference at the end of the year	**–296**	**304**

The Parent Company's shareholders' equity changed as follows during the year:

	Share capital	Statutory reserve	Unrestricted equity	Total
Opening balance	4,795	13,935	38,378	57,108
Hedge contracts for employee stock options			–528	–528
Disposition of funds as decided by the Annual General Meeting:				
Dividend			–4,219	–4,219
Merger difference			11	11
Net income for the year			2,154	2,154
Closing balance	**4,795**	**13,935**	**35,796**	**54,526**

Provisions for pensions and similar commitments NOTE 19

	12/31 2002	12/31 2001
Group		
Provisions for pensions		
FPG/PRI pensions	25	25
Other pensions	169	171
Total	**194**	**196**
Provisions for pensions		
Opening balance	196	189
Provisions and reversals during the year	–2	7
Closing book value	**194**	**196**
Parent Company		
Other pensions	129	138
Total	**129**	**138**
Other pensions		
Opening balance	138	2
Provisions and reversals during the year	–9	136
Closing book value	**129**	**138**

The increase in the Parent Company in 2001 was attributable to the takeover of commitments from subsidiaries. Other pension provisions pertain to conditional obligations not included under the terms of the Pension Security Act. In addition to reported pension provisions, there are pension obligations amounting to SEK 271 m. (285) that are covered by pension funds and endowment insurance policies.

Other provisions NOTE 20

	12/31 2002	12/31 2001
Group		
Hedge contracts for employee stock options	528	96
Other	46	29
Total	**574**	**125**
Hedge contracts for employee stock options		
Opening balance	96	–
Provisions made during the year	432	96
Closing book value	**528**	**96**
Other		
Opening balance	29	25
Provisions made during the year	20	4
Unutilized amounts that were reversed during the year	–3	–
Closing book value	**46**	**29**

	12/31 2002	12/31 2001
Parent Company		
Hedge contracts for employee stock options	528	–
Other	20	–
Total	**548**	–
Hedge contracts for employee stock options		
Opening balance	–	–
Provisions made during the year	528	–
Closing book value	**528**	–
Other		
Opening balance	–	–
Provisions made during the year	20	–
Closing book value	**20**	–

Hedge contracts for employee stock options
Investor hedges its employee stock option programs only against increases in Investor's share price. A decrease in Investor's share price, below the average hedge price, is reported continuously as a provision and adjustment item under shareholders' equity. Any negative effect on cash flow will not arise until the seven-year programs mature, to the extent that Investor's share price is not less than the hedge price.

NOTE 21 Long-term loans

	12/31 2002	12/31 2001
Group/Parent Company		
Maturity, 1–5 years from balance sheet date	8,868	8,171
Maturity, more than 5 years from balance sheet date	8,453	3,682
Total	**17,321**	**11,853**

Parts of the loans are covered by clauses that normally exist in the capital market.

NOTE 22 Other liabilities

	12/31 2002	12/31 2001
Group		
Shares on loan, etc.	122	3,205
Pending settlements	156	419
Other	99	111
Total	**377**	**3,735**
Parent Company		
Other	49	44
Total	**49**	**44**

NOTE 23 Accrued expenses and prepaid income

	12/31 2002	12/31 2001
Group		
Interest	723	435
Other financial expenses	123	80
Personnel-related expenses	218	604
Other	677	280
Total	**1,741**	**1,399**
Parent Company		
Interest	623	371
Other financial expenses	37	10
Personnel-related expenses	58	100
Other	171	144
Total	**889**	**625**

Supplementary disclosures to the Statement of Cash Flows NOTE 24

Conversion of debenture loan to shareholders' equity

	2002	2001
Group/Parent Company		
Conversion of debenture loan to shareholders' equity	–	75
Total	**–**	**75**

Liquid assets

	2002	2001
Group		
Liquid assets include:		
Short-term investments[1)]	5,104	2,917
Cash and bank balances	257	454
Total	**5,361**	**3,371**

1) Adjusted by – –974
since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.

Short-term investments consist of bank deposits, treasury bills and commercial paper which can be easily converted into cash and cash equivalents.

	2002	2001
Interest received/paid		
Group		
Interest received	203	201
Interest paid	–915	–771
Total	**–712**	**–570**
Parent Company		
Interest received	584	659
Interest paid	–1,565	–1,727
Total	**–981**	**–1,068**

Mergers NOTE 25

During the year mergers were carried out with the following companies:

Patricia Trading AB, 556003-6575

Balance sheet items in Patricia Trading AB on the merger date, May 30, 2002, consisted of:

	Amount on 5/30 2002
Current assets	130

Patricia AB, 556021-7670

Balance sheet items in Patricia AB on the merger date, November 12, 2002, consisted of:

	Amount on 11/12 2002
Fixed assets	2

No operations were conducted in 2002 in the two transferred companies, which is why Investor AB's sales and operating income do not include any results from them.

NOTE 26 The Group, including associated companies, in accordance with the equity method

SEK m.	1/1–12/31 2002	1/1–12/31 2001
Income statement		
Dividends	778	1,547
Realized results[1]	2,231	3,956
Share in results of associated companies	–1,175	–734
Operating costs	–152	–193
Net result – Core Holdings	**1,682**	**4,576**
Dividends	218	246
Realized results and write-downs	–1,098	–828
Share in results of associated companies	–318	–132
Operating costs	–310	–344
Net result – New Investments and Other Holdings	**–1,508**	**–1,058**
Net result – Other Operations	**246**	**914**
Groupwide operating costs	–51	–84
Operating income	**369**	**4,348**
Net financial items	–745	–580
Result after financial items	**–376**	**3,768**
Taxes[2]	–994	–819
Minority share	–9	–14
Net result for the year	**–1,379**	**2,935**
1) of which, associated companies	–	3,956
2) of which, share in taxes of associated companies	–688	–343

SEK m.	12/31 2002	12/31 2001
Balance sheet		
Assets		
Equipment and real estate, etc.	1,422	1,490
Shares and participations[3]	69,696	70,989
Inventories of shares and participations	211	2,913
Receivables	1,217	1,851
Cash investments	5,361	4,345
Total assets	**77,907**	**81,588**
Shareholders' equity and liabilities		
Shareholders' equity[4]	52,940	61,406
Provisions for pensions	194	196
Loans	21,525	14,257
Other liabilities and provisions	3,248	5,729
Total shareholders' equity and liabilities	**77,907**	**81,588**

3) Shares and participations

Company, Registered office, Registriation no.	No. of shares	% of capital	Adjusted equity[3]	Net result for the year[3]	Group book value[4]	Market value[5] (Market cap)	Parent Company book value
Core Holdings – associated companies:							
Atlas Copco, Stockholm, reg. no. 556014-2720	31,454,971	15[1]	3,031	–584	3,117	5,347	2,214
Electrolux, Stockholm, reg. no. 556009-4178	19,663,190	6[1]	1,707	314	2,291	2,681	2,269
Ericsson, Stockholm, reg. no. 556016-0680	852,247,132	5[1]	3,965	–1,002	10,975	5,840	14,904
Gambro, Stockholm, reg. no. 556041-8005	68,638,225	20[1]	3,951	122	3,979	3,329	2,011
Saab, Linköping, reg. no. 556036-0793	21,611,925	20[1]	1,386	149	1,386	2,075	1,155
SEB, Stockholm, reg. no. 552032-9081	139,672,295	20[1]	9,150	1,057	12,269	10,126	11,468
WM-data, Stockholm, reg. no. 556124-5233	70,302,500	19[1]	250	–190	703	534	1,079
Other core holdings					21,024	33,372	23,857
Total, Core Holdings					55,744	63,304	58,957
New Investments and Other Holdings – associated companies:							
b-business partners B.V., Amsterdam[6]	2,850,000	78[2]	1,401	–287	1,311	1,528	
Hi3G Holdings AB, Stockholm, reg. no. 556619-6647	40,000	40[2]	1,390	–38	1,390	1,421	1,421
Other new investments and other holdings					11,251	12,781	435
Total, New Investments and Other Holdings					13,952	15,730	1,856
Total, shares and participations					**69,696**	**79,034**	**60,813**

1) Share of voting rights is shown in table on page 38.
2) Share of voting rights is in agreement with the share of capital.
3) Adjusted equity refers to the percentage of the company's shareholders' equity that is owned, including the equity portion of untaxed reserves. Net income for the year refers to the share in the company's income after tax, including the equity portion of the year's change in untaxed reserves.
4) Core holdings are valued at the lowest of acquisition value and net realizable value in accordance with the portfolio method.
5) The stated value of the unlisted companies b-business partners B.V. och Hi3G Holdings AB refers to the estimated market value.
6) As of December 27, 2001, Investor's share of the capital in b-business partners is 78.25 percent. Investor is currently evaluating the best structure for the company and for its ownership, whereby parts of the company's activities might be operated in the form of associated companies in the future. Against this background, b-business partners is reported as an associated company until further notice.

4) Shareholders' equity

The Group's shareholders' equity changed as follows during the year:

	Share capital	Restricted reserves	Unrestricted equity	Total
Opening balance	4,795	24,274	32,337	61,406
Disposition of funds as decided by the Annual General Meeting:				
Dividend			–4,219	–4,219
Hedge for employee stock option programs			–432	–432
Transfer unrestricted/restricted		–2,174	2,174	0
Translation differences, etc.			–2,355	–2,355
Effect of reporting WM-data as an associated company			–81	–81
Net income for the year			–1,379	–1,379
Closing balance	**4,795**	**22,100**	**26,045**	**52,940**

Effect on shareholders' equity when reporting in accordance with the equity method:

	12/31 2001
Opening balance	8,420
Translation differences, etc.	–1,755
Effect of reporting WM-data as an associated company	–81
Share in income of associated companies during the year:	
Share in income of associated companies	228
Amortization of goodwill	–1,721
Share in taxes of associated companies	–688
Less dividends received	–963
Adjustment of realized results, etc.	155
	–2,989
Effect of equity accounting	**3,595**

SPECIFICATION OF NOTE 13, HOLDINGS OF SHARES AND PARTICIPATIONS IN GROUP COMPANIES

Subsidiary/Registration No./Registered Office	No. of shares	Holding %[1]	Book value
Expibel Holding AB, 556548-6684, Stockholm	1,000	100.0	8,650
Investor Growth Capital Holding B.V., Netherlands	351	100.0	
Investor Asia Ltd, Hong Kong	1,000	100.0	
Investor Growth Capital Asia Ltd, Hong Kong	2	100.0	
Investor Growth Capital Ltd, Guernsey	5,355,002	100.0	
Investor Investments Northern Europe Ltd, Guernsey	254,687	100.0	
Investor Investment imGo Ltd, Guernsey	10	100.0	
IliL NDC Ventures Ltd, Malaysia	1	100.0	
Investor Holding AB, 556554-1538, Stockholm	1,000	100.0	
Investor London Ltd, United Kingdom	200,300,000	100.0	
Investor Growth Capital, Inc., United States	1,000	100.0	
EQT Partners AB, 556233-7229, Stockholm	3,334	66.7	
EQT Partners A/S, Denmark			
EQT Partners OY, Finland			
EQT Partners Gmbh, Germany			
EQT Partners AS, Norway			
Northern Europe Private Equity AB, 556607-7607, Stockholm			
Investor Growth Capital AG, Switzerland	120,000	100.0	4,940
Investor Investments Novare Ltd, Guernsey	2,210	100.0	
Investor Investments EVP Ltd, Guernsey	1,010	100.0	
Investors Trading Company Ltd., Bermuda	*12,000*	*100.0*	
Investor (Guernsey) II Ltd, Guernsey	6,632	100.0	
Investor Investments Capital Partners Ltd, Guernsey	2,002	100.0	
Investor Capital Management Asia Ltd, Guernsey	25,000	100.0	
Investor Group G.P. Ltd, Guernsey	1,148	100.0	
Investor Group L.P., Guernsey	1	100.0	
Investor Investment HFCP IV Ltd, Guernsey	1,010	100.0	
Investor Investment TWCP Ltd, Guernsey	1,010	100.0	
Investor Investment NCP Ltd, Guernsey	2,700	100.0	
Investor Investment August Capital Ltd, Guernsey	6,510	100.0	
Investor Investment Polaris Ltd, Guernsey	*2,220*	*100.0*	
Investor Investment MSDW Ltd, Guernsey	1,010	100.0	
Investor Investment PGI Ltd, Guernsey	1,010	100.0	
Investor Investment IdeaEdge Ltd, Guernsey	1,710	100.0	
Investor Investment MF XI Ltd, Guernsey	1,000	100.0	
Investor Investment Educate Ltd, Guernsey	10	100.0	
Investor Investment Menlo Ltd, Guernsey	1,010	100.0	
Investor Investment USVP Ltd, Guernsey	5,010	100.0	
Investor Investment HCV Ltd, Guernsey	1,010	100.0	
Duba AB, 556593-5508, Stockholm	1,000	100.0	1,171
Investors Trading AB, 556032-5945, Stockholm	1,500	100.0	
AB Investor Group Finance, 556371-9987, Stockholm	100,000	100.0	33
The Grand Group AB, 556302-9650, Stockholm	10,000	100.0	477
Berns Salonger & Co Svenska AB, 556125-9929, Stockholm	4,800	100.0	
Grand Marina i Saltsjöbaden AB, 556041-6579, Stockholm	10,000	100.0	
Blasieholmen 54 KB, 916616-1746, Stockholm	1	100.0	
AB Nya Grand Hôtel, 556028-5941, Stockholm	25,000	100.0	
AB Berns Hotel, 556178-6285, Båstad	1,000	100.0	
Royal Club Stockholm AB, 556462-0531, Stockholm	1,000	100.0	
China Teatern AB, 556051-5313, Stockholm	1,000	100.0	
AB Vectura, 556012-1575, Stockholm	50,000	100.0	389
Investor Growth Capital AB, 556120-7134, Stockholm	100,000	100.0	
Novare Human Capital AB, 556054-9486, Stockholm	80,000	100.0	
Novare Search Support AB, 556306-8211, Stockholm	500	50.0	
AB Näckström, 556007-7009, Stockholm	50,000	100.0	
Stockholm-Saltsjön AB, 556001-7369, Stockholm	300,000	100.0	
Dormant companies			1
Book value in Parent Company			**15,661**

1) Ownership share of capital pertains to equity, which also corresponds to the share of voting rights for the total number of shares.

Audit Report

To the Annual General Meeting of Investor AB
Corporate identity number 556013-8298

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Investor AB for the year 2002. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts.

As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Administration Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, March 15, 2003

Caj Nackstad
Authorized Public Accountant

Gunnar Widhagen
Authorized Public Accountant

A History of Developing Companies

Investor AB was established in 1916. During the period 1916-1972, Investor was part of a group of finance and holding companies associated with Stockholms Enskilda Bank which formed the link between the bank and a number of major industrial companies. This gave the bank an influence over these companies, their financing, liquidity management and other financial decisions.

"To move from the old, to what is about to come, is the only tradition worth keeping."
– Marcus Wallenberg, 1946

From having been closely tied to the bank, Investor developed into a company with independent operations. This became particularly clear after the merger between Stockholms Enskilda Bank and Skandinaviska Banken at the beginning of the 1970s. At owner level, Investor became the center of a well-developed network of people and companies for value-creating communication and the exchange of knowledge and experience, both nationally and internationally.

In the 1980s, Investor's operations were characterized primarily by its involvement in a number of major structural transactions. At the same time, Investor's strategic portfolio of shareholdings was concentrated to a limited number of companies.

Structural deals continued to increase in number and scope among Investor's core holdings throughout the 1990s. At the same time, Investor broadened the scope of its operations through a renewed focus on the supply of venture capital and the development of young companies.

1916 Investor is established when new legislation makes it considerably more difficult for banks to own stocks in industrial companies on a long-term basis. The bank's shareholdings are then transferred to the industrial holding company Investor. Several of Investor's core holdings have been in the portfolio in some form since the start, such as Atlas Copco and Scania.

1946 Stockholms Enskilda Bank forms the investment company Providentia. Jacob Wallenberg (1892–1980) is elected chairman of Investor.

1971–1972 Stockholms Enskilda Bank and Skandinaviska Banken merge. The investment company Export-Invest is established in connection with the merger, and Investor acquires a more independent role, separate from the bank.

1978 Marcus Wallenberg (1899–1982) is elected chairman of Investor. Claes Dahlbäck is appointed President and CEO.

1982 Peter Wallenberg is elected chairman of Investor.

1984–1991 Major structural deals among the core holdings, including the sale of Kema Nobel and the following mergers: STORA/Billerud, STORA/Papyrus, STORA/ Swedish Match, ASEA/Brown Boveri, STORA/ Feldmühle Nobel and Tetra Pak/Alfa Laval. Saab-Scania and GM form the jointly owned company Saab Automobile, and OM Gruppen is formed.

1991 Investor and Providentia make an offer for the outstanding shares in Saab-Scania. Through the acquisition of Saab-Scania, Investor becomes a diversified industrial holding company. The industrial conglomerate Incentive is listed on the Stockholm Stock Exchange following its demerger from ASEA/ABB.

1992 Investor and Providentia merge.

1994 Investor acquires Export-Invest. EQT is formed together with SEB and AEA.

1995 Saab-Scania is divided into two independent companies, Scania AB and Saab AB. The intention is to broaden ownership in the two companies when the time is right. Novare Kapital is formed.

1996 Investor sells 55 percent of its holding in Scania and the company is listed on the Stockholm and New York stock exchanges. In connection with a refinancing of Saab Automobile, an option agreement is reached between Investor and GM to regulate long-term ownership in the company.

1997 Investor's holding in TV4 is sold to the Finnish newspaper group Aamulehti. Investor participates in the merger between OM Gruppen and the Stockholm Stock Exchange and in the formation of the new SEB group through the merger between S-E-Banken and Trygg-Hansa. Percy Barnevik is elected Investor's chairman.

1998 British Aerospace becomes part-owner of Saab AB, which is then listed, and Stora Enso is formed through a merger between STORA and Enso. A merger is proposed between Astra and Zeneca.

1999 Investor reaches an agreement with Volvo to sell its entire holding in Scania, but the EU's competition authority does not approve the deal. The merger between Astra and Zeneca is completed and Saab AB makes a bid for Celsius. Marcus Wallenberg is appointed President and CEO of Investor.

2000 Investor sells shares in Scania to Volkswagen AG and makes a commitment to remain an owner through March 2002. Investor's new investments include b-business partners and imGO. Hi3G, co-owned with Hutchison Whampoa, is another new major initiative. The company is granted one of four UMTS licenses in Sweden in 2000.

2001 Investor increases its ownership in Ericsson and SEB and sells its holdings in Stora Enso, SKF and SAS. GM purchases Investor's outstanding convertible debenture loan to Saab Automobile.

2002 Investor increases its ownership in ABB, Electrolux, Ericsson, SEB and WM-data and sells its entire holding in Syngenta. Investor participates in ABB's convertible bond issue and Ericsson's new rights issue. Claes Dahlbäck becomes new chairman of Investor AB.

Ten-Year Summary

Investor Group[1]

SEK m.	1993	1994	1995	1996	1997	1998	1999	2000[2]	2001	2002	Average annual growth 5/10 years, %
Dividends received, Core Holdings	390	427	656	1,804	1,683	1,841	2,184	2,090	2,351	1,741	
Yield, Core Holdings, %	1.4	1.4	1.7	2.6[3]	1.8[3]	1.8[3]	1.3[3]	1.6	2.1	2.8	
Dividends paid	721	1,240	1,713[4]	1,908	1,909[4]	2,100	2,596[4]	4,218[4]	4,219[4]	2,608[5]	
Sales, Core Holdings	4,178	986	0	18,800[6]	4,141[6]	4,070[6]	11,292[6]	13,838	13,556	2,995	
Capital gains, net, Core Holdings	1,408	608	–	12,400[6]	3,197[6]	2,743[6]	7,532[6]	10,202	7,008	2,530	
Turnover, %	16	3	0	0[7]	5	1[7]	4[7]	7	9	4	
Purchases and new subscriptions, Core Holdings	246	2,223	1,429	9,739[8]	11,593	6,209[8]	10,251[9]	1,304	15,095	4,749	
Result after net financial items	410	2,972	4,660	9,598	–942	3,711	11,075	13,478	8,646	1,925	
Market value, Core Holdings	27,964	30,457	37,817	61,325	80,880	88,923	150,060[9]	130,844	110,518	63,304	
Change in value, Core Holdings, %	41	4	20	38[7]	19	1[7]	60[7, 9]	–5	–17	–44	
Total return, Core Holdings, %	43	6	21	42[7]	21	7[7]	62[7, 9]	–3	–15	–42	
SIXRX (return index), %	56	7	21	43	28	13	70	–11	–15	–36	
OMX index, %	53	3	19	39	28	17	71	–12	–20	–42	
Surplus value, Core Holdings	17,617	18,265	24,605	44,886	53,901	55,676	108,117[9]	91,973	62,901	11,403	
Net asset value	37,493	43,493	51,225[10]	78,880	88,409	93,502	153,259	144,433	118,284	62,869	
Equity/assets ratio, %	49	54	55[10]	73	68[10]	84	87	87	85	72	
Condensed balance sheet, incl. surplus values											
Cash and short-term investments	8,292	6,064	5,863	15,017	10,991	138	1,020	5,723	3,371	5,361	
Other assets, incl. surplus values	68,637	75,110	87,263	92,710	118,117	111,250	174,856	159,375	135,095	82,475	
Shareholders' equity, incl. surplus values	30,677	36,664	44,457	77,517	87,049	92,113	151,912	144,303	118,284	62,869	
Convertible debenture loans	6,816	6,829	6,768	1,363	1,360	1,389	1,347	130			
Interest-bearing liabilities	16,450	13,188	15,226	2,532	4,525	15,779	19,745	15,662	14,257	21,525	
Other liabilities, incl. minority interest	22,986	24,493	26,675	26,315	36,174	2,107	2,872	5,003	5,925	3,442	
Total assets, incl. surplus values	76,929	81,174	93,126	107,727	129,108	111,388	175,876	165,098	138,466	87,836	
Number of shares, millions[11, 12]	727.6	797.6	797.6	800.0	800.0	800.8	800.8	767.2	767.2	767.2	
Equity per share, SEK[11, 12]	18	23	25	35	34	37	47	64	69	64	
Net asset value per share, SEK[11, 12]	52	55	64	99	111	117	191	188	154	82	–6/7
Growth in net asset value, %	24	6	18	54	12	6	64	–3	–18	–47	
Share price on December 31, SEK[11, 13]	40	46	55	75	97	92	120	141	115	52	–12/5
Discount to net asset value, %	22	15	15	24	12	22	37	25	26	37	
Dividend per share, SEK[11]	1.31	2.00	2.25[4]	2.50	2.50[4]	2.75	3.40[4]	5.50[4]	5.50[4]	3.40[5]	6/10
Yield, %	3.3	4.3	4.1	3.3	2.6	3.0	2.8[4]	3.9	4.8	6.5	
Dividend payout ratio, %	185	290	261	106	113	114	119[4]	201	179	150	
Total return, Investor shares, %	38	18	23	60	32	–1	35	20	–15	–52	–8/11

See page 72 for definitions.

1) Including Saab-Scania AB 1993–1995 and Saab AB 1996–1997. Income statement and balance sheet items reported in accordance with the acquisition cost method.
2) Investor's own holding of convertible debenture loans was retired in 2002. Comparative figures for 2000 have been adjusted to take this into account.
3) Excluding dividend received for Scania shares covered by warrants.
4) 1995: An extra dividend of SEK 5.00/share, or a total of SEK 3,808 m., as well as one warrant for shares in Scania AB valued at SEK 2.00/share.
   1997: One purchase right for shares in Saab AB valued at SEK 2.50/share was issued in addition to the ordinary dividend.
   1999: A definitive dividend of SEK 3.40/share, of which SEK 0.40 was an extra dividend.
   2000: A definitive dividend of SEK 5.50/share, of which SEK 2.50 was an extra dividend.
   2001: A definitive dividend of SEK 5.50/share, of which SEK 2.50 was an extra dividend.
5) Proposed dividend of SEK 3.40/share, of which SEK 1.15 is an extra dividend.
6) 1996: Pertains to the sale of 55 percent of Scania.
   1997: Additional amount of SEK 80 m. relating to the sale of Scania.
   1998: Including the sale of 35.1 percent of Saab AB.
   1999: Including the sale of Scania shares through the exercise of issued warrants.
7) 1996: Excluding Scania.
   1998: Excluding Saab AB.
   1999: Excluding Scania shares covered by warrants.
8) 1996: Of which SEK 9,342 m. pertains to the 51.9 million Scania shares added to the Core Holdings.
   1998: Of which SEK 627 m. pertains to the 21.6 million Saab shares added to the Core Holdings.
9) According to a decision in 2000, the holding in Volvo for 1999 was reclassified as "Other Holdings".
10) In the 1996 Annual Report, the net asset value and equity/assets ratio for 1997 were recomputed on a pro forma basis. In the 1998 Annual Report, the equity/assets ratio for 1997 was recomputed on a pro forma basis.
11) 1993–1998 adjusted for issues and splits.
12) 1993–1999 after full conversion.
13) Pertains to unrestricted class B shares.

Change in Net Asset Value

Performance by segment, January 1 to December 31, 2002

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1,741	69	149	44		2,003
Realized result	2,530	228	–683	238		2,313
Write-downs		–1,674	577	67		–1,030
Other revenues and expenses				8		8
Operating costs	–152	–302	–8	–111	–51	–624
Operating income	**4,119**	**–1,679**	**35**	**246**	**–51**	**2,670**
Net financial items					–745	–745
Taxes and minority interests					–315	–315
Income for the period	**4,119**	**–1,679**	**35**	**246**	**–1,111**	**1,610**
Change in surplus value	–51,498	–186	–273	125	58	–51,774
Other (currency, etc.)		–439			–593	–1,032
Dividends paid					–4,219	–4,219
Effect on the change in net asset value	**–47,379**	**–2,304**	**–238**	**371**	**–5,865**	**–55,415**
Net asset value by segment 12/31 2002						
Book value	51,901	11,537	2,692	926	–1,477	65,579
Accumulated surplus value	11,403	1,323	244	554		13,524
Net debt					–16,234	–16,234
Total net asset value	**63,304**	**12,860**	**2,936**	**1,480**	**–17,711**	**62,869**

Performance by segment, January 1 to December 31, 2001

SEK m.	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2,351	77	169	113		2,710
Realized result	7,008	447	–458	909		7,906
Write-downs		–2,802	2,141	–67		–728
Other revenues and expenses				78		78
Operating costs	–193	–336	–8	–119	–84	–740
Operating income	**9,166**	**–2,614**	**1,844**	**914**	**–84**	**9,226**
Net financial items					–580	–580
Taxes and minority interests					–490	–490
Income for the period	**9,166**	**–2,614**	**1,844**	**914**	**–1,154**	**8,156**
Change in surplus value	–29,073	–323	–1,034	239	–58	–30,249
Other (currency, etc.)		204			–42	162
Dividends paid					–4,218	–4,218
Effect on the change in net asset value	**–19,907**	**–2,733**	**810**	**1,153**	**–5,472**	**–26,149**
Net asset value by segment 12/31 2001						
Book value	47,617	10,901	4,376	1,634	–460	64,068
Accumulated surplus value	62,901	1,509	517	429	–58	65,298
Net debt					–11,082	–11,082
Total net asset value	**110,518**	**12,410**	**4,893**	**2,063**	**–11,600**	**118,284**

Definitions

CHANGE IN VALUE, CORE HOLDINGS
Change in market value (adjusted for net changes) as a percentage of opening market value (adjusted for net changes).

CORRELATION
A way of quantifying the degree of covariance between two assets.

DISCOUNT TO NET ASSET VALUE
The difference between net asset value and market capitalization as a percentage of net asset value. If market capitalization is lower than net asset value, the share is traded at a discount. If market capitalization is higher, it is traded at a premium. Also called the investment company discount.

DIVIDEND PAYOUT RATIO
Dividends paid in relation to dividends received from the Core Holdings.

EQUITY/ASSETS RATIO
Shareholders' equity according to the acquisition cost method, including surplus values and convertible debenture loans, as a percentage of total assets including surplus values.

GROWTH IN NET ASSET VALUE
Net asset value per share at year-end as a percentage of net asset value at the beginning of the year.

INDUSTRIAL HOLDING COMPANY
A company whose task is basically to offer shareholders the possibility to spread their risks, through well-distributed holdings of securities, and whose shares are owned to a large extent by a large number of natural persons.

MARKET COST OF CAPITAL
Defined as the risk-free interest rate plus the market's risk premium.

NET ASSET VALUE
The market value of total assets less the market value of liabilities. Alternatively, shareholders' equity and surplus values.

NET ASSET VALUE PER SHARE
Net asset value per share calculated on the total number of outstanding shares.

NET CASH/NET DEBT
Interest-bearing current and long-term liabilities, including pension liabilities, less liquid placements and interest-bearing current and long-term receivables.

NET INCOME FOR THE YEAR
Income after tax.

PRIVATE PLACEMENT
Unlisted offer made directly to a selected group of investors.

RISK-FREE INTEREST RATE
The interest earned on an investment in government bonds. In the calculation, Investor has used SSVX 90 days.

RISK PREMIUM
The surplus yield above the risk-free interest rate that an investor requires to compensate for the higher risk in an investment in shares.

SHARPE RATIO
A way of adjusting the return of an asset based on the risk that the asset carries. The Sharpe ratio is measured as the surplus yield above the risk-free interest rate, divided by the volatility of the asset.

SIX'S TOTAL RETURN INDEX, SIXRX (previously FDAX)
A stock index for Stockholmsbörsen (Stockholm Stock Exchange) calculated on share price change and reinvested dividends.

SURPLUS VALUE, CORE HOLDINGS
Difference between the market and book values of the Core Holdings.

TOTAL RETURN
Sum of share price change and, when applicable, reinvested dividends.

TOTAL RETURN, CORE HOLDINGS
Change in market value (adjusted for net changes) plus dividend income as a percentage of opening market value (adjusted for net changes).

TURNOVER, CORE HOLDINGS
Percentage of shares at the beginning of the year that did not remain at year-end, calculated at market value at the beginning of the year.

TURNOVER RATE
Number of shares traded during the year as a percentage of the total number of shares outstanding.

VALUE AT RISK (VAR)
The largest loss that a position or a portfolio of positions can incur during a given period of time and with a predetermined probability.

VOLATILITY
A measure of the variability in an asset's return. Volatility is usually measured as a standard deviation in the return of an asset during a certain given period of time.

YIELD
Dividend paid or received as a percentage of the share price at year-end.

YIELD, CORE HOLDINGS
Dividend income from the Core Holdings as a percentage of market value at year-end.

Shareholder Information

Annual General Meeting

The Annual General Meeting will be held at 3:00 p.m. on Wednesday, April 23, 2003, in Victoriahallen, Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö.

PARTICIPATION

To be entitled to participate in the business of the Meeting, shareholders

must *be recorded in the register of shareholders maintained* by VPC AB (the Swedish Securities Register Center) on Friday, April 11, 2003, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Tuesday, April 15, 2003.

NOTIFICATION OF PARTICIPATION IN THE ANNUAL GENERAL MEETING

Notification can be given by writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, by phoning +46 8 611 29 10, or via Investor AB's website www.investorab.com

NOMINEE-REGISTERED SHARES

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares be temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, April 11, 2003. Shareholders are requested to inform their nominees in good time prior to this date.

Dividend

The Board of Directors and the President propose a dividend to the shareholders of SEK 3.40 for fiscal 2002, of which an ordinary dividend of SEK 2.25 and an extra dividend of SEK 1.15.

April 28, 2003, has been proposed as the record date. If the proposal is approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on Friday, May 2, 2003.

Reporting dates

Annual General Meeting	April 23, 2003
Three-month interim report	April 23, 2003
Six-month interim report	July 10, 2003
Nine-month interim report	October 13, 2003

Information channels

Financial information about Investor and Investor's holdings can be accessed on Investor's website www.investorab.com

Distribution policy

Printed annual reports, interim reports and invitations to the Annual General Meeting are distributed to shareholders in Sweden. All new shareholders in Sweden, when they receive their first financial report, are asked if they would like to continue to receive a printed copy of future interim reports and annual reports, and invitations to the AGM. All shareholders outside Sweden receive copies of all financial reports published by Investor AB.

Investor relations

Fredrik Lindgren: +46 8 614 20 31
fredrik.lindgren@investorab.com
IR Group: +46 8 614 28 00
ir@investorab.com

Internet website

www.investorab.com

Analyses of Investor

Firms that published analyses of Investor in 2002 include Alfred Berg ABN Amro, Carnegie, Cheuvreux Nordic, Enskilda Securities, Handelsbanken, Morgan Stanley, Merrill Lynch, Nordea Securities, Swedbank and UBS Warburg.

Production: Investor AB and Askus.
Photography: Magnus Carlsson and photos from Getty Images. Printing: Strokirk Landströms, Lidköping, 2003.
Paper: ProfiSilk 150 g/250 g from Igepa.

INVESTOR AB (PUBL)
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8c
Phone: +46 8 614 20 00
Fax: +46 8 614 21 50

INVESTOR GROWTH
CAPITAL AB
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8c
Phone: +46 8 614 18 00
Fax: +46 8 614 18 09

INVESTOR GROWTH
CAPITAL, INC.
12, East 49th Street, 27th Floor
New York, NY 10017-1028
United States
Phone: +1 212 515 9000
Fax: +1 212 515 9009

INVESTOR GROWTH
CAPITAL, INC.
258 High Street, Suite 200
Palo Alto, CA 94301
United States
Phone: +1 650 543 2100
Fax: +1 650 543 2109

INVESTOR GROWTH
CAPITAL ASIA LIMITED
1808 Two Exchange Square
8 Connaught Place
Central, Hong Kong
Phone: +852 2123 8000
Fax: +852 2123 8001

INVESTOR ASIA LIMITED
1808 Two Exchange Square
8 Connaught Place
Central, Hong Kong
Phone: +852 2801 6823
Fax: +852 2810 4188

INVESTOR GROWTH
CAPITAL HOLDING B.V.
World Trade Center
Strawinskylaan 1159 D-Tower,
Floor 11
1077 XX Amsterdam, Netherlands
Phone: +31 20 577 66 00
Fax: +31 20 577 66 09

www.investorab.com